
03022638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty International PLC

*CURRENT ADDRESS 40 Broadway
London SW1H 0BT
United Kingdom

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34722 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DATE : 6/6/03


LIBERTY
INTERNATIONAL

Liberty International PLC
Annual Report 2002

106





Business description and Contents

Liberty International is a major UK listed property business with shareholders' funds of £2.7 billion and investment properties of over £4.5 billion.

Our efforts are devoted to three clearly defined spheres of activity:

- Capital Shopping Centres, the leading player in the UK regional shopping centre industry
- Capital & Counties, our successful retail and commercial property business increasingly concentrated in Central London, the south-east of England, and California, USA
- Investment activities, where we look to use the substantial capital resources at our disposal to access profitable real estate-related financial market opportunities

We are firm believers in the investment merits of quality property, particularly regional shopping centres and in the importance of a thriving property industry to a successful modern economy.

We aim to produce outstanding long-term results for shareholders through focus on assets of high quality, which have scarcity value and require active management and creativity.

Contents

Front cover:
Braehead shopping centre, Glasgow

Highlights

Results

- Net asset value per share (adjusted*) increased by 4.2 per cent from 827p at 31 December 2001 to 862p at 31 December 2002, after providing for the year's dividend of 23.75p per share

- Revaluation surplus for the year

	%	£m
Regional shopping centres (UK)	5.2	177.0
Other commercial and retail (UK)	(2.2)	(15.4)
USA	9.3	15.9
Overall	**4.2**	**177.5**

- Net property investment income, including share of joint ventures, increased by 10 per cent to £224.1 million (2001 – £203.9 million)

- Like-for-like increases in net property investment income

	2002 %	2001 %
Regional shopping centres (UK)	**5.3**	4.6
Other commercial and retail	**1.4**	8.7
Overall	**4.3**	5.7

- Profit on ordinary activities before taxation of £103.8 million (2001 – £90.9 million), an increase of 14 per cent

- Profit on ordinary activities before exceptional items and taxation of £86.6 million (2001 – £79.5 million), an increase of 9 per cent

- Exceptional profits of £17.2 million (2001 – £11.4 million)

  Exceptional profits include £6.5 million on disposal of shares in other property companies and £9.6 million (2001 – £8.3 million) on repurchase of CSC unsecured bonds

- Basic earnings per share including exceptional profits of 28.54p (2001 – 25.89p restated), an increase of 10 per cent

- Earnings per share before exceptional items (adjusted*) of 25.58p (2001 – 24.49p), an increase of 4.5 per cent, after underlying tax charge of 16.5 per cent (2001 – 14.7 per cent)

- Annual dividend increased by 4.4 per cent from 22.75p per share to 23.75p per share, continuing progressive dividend policy

*net asset value and earnings per share before exceptional items have been adjusted where indicated to exclude the impact of deferred tax on capital allowances (see Notes to the Accounts in respect of change of accounting policies in relation to the recently introduced FRS 19)

Financial position

- Shareholders' funds increased from £2,342 million (restated) to £2,683 million after £157.5 million net proceeds of share placing and revaluation surplus for the year of £177.5 million
- Share placing in November 2002 of 28.4 million new ordinary shares (9.9 per cent of then issued share capital) at 560p per share raising £157.5 million after expenses. The net proceeds of the placing have been applied to the increased ownership of the Victoria Centre, Nottingham, and to strengthen the group's capital base for the overall development programme
- Total return for the year (net asset value per share growth and dividend) of 10.6 per cent before taking into account the effect of the share placing in November 2002
- Debt to assets ratio constant at 40 per cent with aggregate net debt of £1.89 billion (31 December 2001 – £1.70 billion)
- Interest cover, excluding exceptional profits, constant at 1.67 times (2001 – 1.66 times) – including exceptional profits 1.86 times (2001 – 1.81 times)
- Completion of £211 million 12-year, non-recourse term financing secured on The Chimes, Uxbridge and The Glades, Bromley, and £134 million 12-year non-recourse financing secured on The Potteries, Hanley (of which CSC's share is now 50 per cent), further strengthening the group's long-term debt structure
- In accordance with overall financing strategy of concentrating on non-recourse asset specific debt, repurchase of a further £125 million of CSC unsecured bonds. The original £350 million of CSC unsecured bonds in public issue reduced by repurchases to £113 million at 31 December 2002 (6 per cent of aggregate debt) and further reduced since 31 December 2002 to £107 million
- Weighted average debt maturity of 12 years and weighted average interest rate, largely fixed rate, of 6.29 per cent, excluding £230 million of historic long-term Capital & Counties first mortgage debentures issued between 1987 and 1991 (6.76 per cent overall)
- Cash balances of £72 million and unutilised committed bank facilities of over £500 million at 31 December 2002

Property activities

- Aggregate net capital investment in the year of £319 million (2001 – £164 million)
- Commitment to major 510,000 sq. ft. regional shopping centre at Norwich being developed for CSC by Lend Lease Europe. Site clearance works have now commenced for scheduled completion in 2005. CSC's commitment estimated at £275 million (£40 million paid to date), subject to the level of rental income achieved which is currently estimated at £18 million per annum
- Effective interest in the Victoria Centre, Nottingham increased from 38 per cent to 100 per cent for a net investment of £157 million. Nottingham as a city is rated 5th nationally by size of shopping population. The centre itself by size ranks within the top 10 UK shopping centres
- Outline planning permission obtained for Braehead, Glasgow, Phase 2 development, a major regeneration project on 145 acres, involving a mix of leisure, residential and office uses anticipated to create over 2,000 additional jobs at Braehead
- Acquisition by Capital & Counties for $119 million (£75 million) of Serramonte Shopping Center, Daly City, San Francisco. By year end, Serramonte's valuation had increased by 20 per cent to $142.5 million (£88.5 million)
- Commencement of construction of £85 million MetroCentre, Gateshead, extension for 2004 completion, creating 371,000 sq. ft. of prime retail space including a new Debenhams department store, 28 new shop units and an 1,100 space covered car park. MetroCentre will become Europe's largest covered shopping centre at 1.78 million sq. ft. overall
- £32 million investment to increase interest in The Potteries Shopping Centre, Hanley, Stoke-on-Trent from 35 per cent to 50 per cent converting our interest to freehold under new joint venture arrangement

Investment properties

- Investment properties of £4.54 billion (2001 – £4.06 billion) of which retail in aggregate comprises 90 per cent and regional shopping centres specifically amount to 82 per cent of the total
- Valuation yields
  - weighted average true equivalent yields improved from 6.19 per cent to 6.10 per cent for UK regional shopping centres
  - initial 7.0 per cent (31 December 2001 – 6.6 per cent) reverting to 8.15 per cent (31 December 2001 – 8.4 per cent) for UK investment properties of Capital & Counties
- Strong lease maturity profile as at 31 December 2002

	Lease maturities as a proportion of current rent			
	0-5 years	6-10 years	11-15 years	Over 15 years
Regional shopping centres (UK) %	5	29	49	17
Other commercial and retail (UK) % (including tenants' options to break)	46*	21	26	7

*of which more than half relates to 2006 and 2007

- Extremely low level of voids
  - 15 units (2001 – 19 units) out of 1,417 at CSC representing less than 0.5 per cent of passing rents
  - 3.5 per cent (2001 – 1.0 per cent) of passing rents at Capital & Counties, excluding two developments completed at the end of 2001
- Active management
  - 108 tenancy changes (2001 – 98) in the year at CSC with aggregate new passing rents of £18.6 million compared with £14.7 million on outgoing tenancies

Trading

- Retailer sales growth at CSC centres in 2002 overall estimated to have exceeded ONS non-food sales growth of 4.0 per cent
- Braehead, now in fourth year of trading, continues double digit growth in retailer sales figures
- Uxbridge, into second year of trading in March 2002, also shows encouraging double digit growth in retailer sales for the comparable nine month period
- Lakeside and other centres overall continue to record strong positive year on year sales growth

Share capital and FTSE-100 Index

- Trading of Liberty International shares on London Stock Exchange moved from quote-driven SEAQ system to order driven SETS system, with a view to improving liquidity and reducing dealing spread
- Liberty International became a constituent of the UK's FTSE-100 Index of leading companies on 23 December 2002 at number 89. The company was ranked number 78 as at the close of business on 10 February 2003 with a market capitalisation of £1,730 million on the basis of a 553.5p share price

Prospects

- Continued reversionary annual rental income potential at both CSC and Capital & Counties in aggregate estimated at around £30 million in excess of current passing rents
- Aggregate committed development programme for the group now amounting to some £425 million
- Significant pipeline of development opportunities including major new regional shopping centres at Cardiff and Oxford, together with important extensions within many of CSC's existing centres
- Strong competitive position and franchise as leading UK company in regional shopping centre industry
  - 3 out of town and 6 in-town centres in the UK
  - 6 of the group's 9 completed UK centres rank in the UK's top 15 centres
  - over 180 million customer visits per annum
  - catchment areas serving over one-third of UK's population
  - strong countrywide relationship with major retailers
  - extensive experience of working with partners and local authorities
  - active management approach treating shopping centres as businesses
  - first US regional shopping centre acquired in 2002 in San Francisco Bay area
  - committed development programme and other opportunities will increase scale substantially

Dividends

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 12.5p (2001 – 12.0p) to bring the total ordinary dividend per share for the year to 23.75p (2001 – 22.75p).

The following are the salient dates for the payment of the final dividend:

27 March 2003	Sterling/Rand exchange rate struck
7 April 2003	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa
9 April 2003	Ordinary shares listed ex-dividend on the London Stock Exchange
11 April 2003	Record date for final dividend in London and Johannesburg
2 May 2003	Dividend payment day. Where previously requested, dividend cheques available for collection from Registrar

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum dividend will be 4 April 2003. No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange from 7 April to 11 April inclusive.

No transfers between the UK and South African registers may take place from 27 March to 11 April inclusive.

Chairman's statement and review of operations


Donald Gordon, Chairman

£215.9m
Operating profit

£103.8m
Profit before tax

25.58p
Earnings per share before exceptionals

23.75p
Dividends per ordinary share

£4,540m
Investment properties

£2,683m
Shareholders' funds

862p
Net assets per share diluted

Introduction

The 2002 year was one of major progress in achieving Liberty International's corporate objectives with further dynamic expansion and successful enhancement of the group's shopping centre and other real estate business. On 23 December 2002, the company recorded the significant milestone of entry into the FTSE-100 index of the UK's leading listed companies in 89th position. Since then, in the first six weeks as a constituent of the index, our ranking has improved substantially, in a period of extremely weak international stockmarket conditions, to number 78 at the close of business on 10 February 2003.

Liberty International's overall results show a strong and steady improvement. Profit before taxation increased by 14 per cent (9 per cent if exceptional profits are excluded) and passed the £100 million landmark at £103.8 million.

Our financial position remains extremely sound. Shareholders' funds increased from £2.34 billion to £2.68 billion after a £177.5 million revaluation surplus and a successful capital raising in November 2002 of £157.5 million in an extremely difficult capital market environment. Net assets per share increased from 827p to 862p. The total return to shareholders for the year in terms of net assets per share growth and dividend amounted to 10.6 per cent before taking into account the November share placing. The key debt to assets ratio remained virtually unchanged at 40 per cent despite significant net capital investment including acquisitions of over £300 million in the year.

The resilience of prime regional shopping centres was clearly demonstrated by a valuation surplus of £177 million (5.2 per cent) in a year when equity markets performed poorly, many sectors of the economy have struggled and, in the property industry, office markets have come under considerable pressure. Two of the most prominent investments, increasing our ownership level in The Victoria Centre, Nottingham, to 100 per cent for a net outlay of £157 million and the $119 million (£75 million) acquisition of the Serramonte Shopping Center, Daly City, San Francisco, were both significant contributors to the year's substantial overall valuation surplus.

We have a powerful nationwide franchise in the UK shopping centre business, with six of our nine completed centres ranking in the UK's top 15 shopping centres, each a market leader in its region, benefiting from their scarcity value and the positive impact for established major shopping centres of the strict UK planning regime. Overall, our centres receive some 180 million customer


David Fischel, Chief Executive

visits per annum. Comparison shopping in attractive destinations continues to be an integral part of UK lifestyles and, as a core activity, exhibits strong stability.

The group has a committed development programme of around £425 million which is fully funded by existing cash and committed long-term bank facilities. We have paid careful attention to the risk profile of the group's current developments with a substantial proportion involving important extensions to existing centres with proven successful track records. Also, the arrangements for the largest currently committed project, Chapelfield Norwich where Lend Lease Europe is the developer on our behalf, substantially insulate the group from construction and initial letting risk.

In addition to the committed development programme, we have a strong pipeline of new opportunities, including major city centre projects at Cardiff and Oxford and substantial extensions within CSC's existing centres. Capital & Counties is also working on a number of promising projects both in the UK and US. These opportunities in aggregate will significantly increase the scale of Liberty International's business and will position the group to continue our track record of sound consistent growth.

A strong capital base is a prerequisite for profitable expansion. In November 2002, Liberty International successfully raised £157.5 million of additional equity, by placing 28.4 million new ordinary shares (9.9 per cent of Liberty International's then issued share capital) at 560p per share. The shares were placed with a range of UK and international institutional investors. This placing was a major achievement in a difficult equity market and an important component of the group's overall strategic financing plans in order to maintain the debt to assets and interest cover ratios of Liberty International at appropriate levels, where the cost of capital is optimised.

Total return since listing in London 1992 to 2002


Index
Net asset value – pence per share
450
400
350
300
250
200
150
100
50
0
NAV per share – pence
Cumulative total return:
net asset value growth and dividends
(index from 100)
1,000
800
600
400
200
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Chairman's statement and review of operations continued

Dividends

The Directors are recommending a final ordinary dividend of 12.5p per share payable on 2 May 2003, to bring the full year's dividend to 23.75p per share, an increase of 4.4 per cent on 2001, continuing our long track record of annual dividend growth.

The Directors regard a full and progressive dividend policy as an important investment attraction to Liberty International shareholders. In fact our dividend per share has grown over five-fold since 1984 when a dividend of 4.55p was paid. This represents a compound growth rate of close to 10 per cent and is a reliable measure of the group's robust performance since we focussed our operating activities primarily on real estate, with a particular emphasis on large scale regional shopping centres.

Our policy continues to be to distribute virtually all the group's recurring net income after tax. Trading and other exceptional profits, which are less predictable than the underlying net property investment income, tend to be retained to assist in delivering the long-term growth of the business.

Our primary objective is long-term performance, measured by total return, the combination of growth in net assets per share, primarily through capital appreciation of our assets, and net dividends. In our experience, rising dividends and capital appreciation are generally closely linked over any reasonable time period.

Property valuations

Our strong property valuations as at 31 December 2002 were this year released to the market separately on 28 January 2003 at the earliest opportunity, in conformity with good corporate governance practice, ahead of the full year results in order to keep shareholders fully informed of these important figures, which we judged were substantially in excess of market expectations.

Earnings, dividends and net asset value per share 1984 to 2002


Net asset value – pence
Earnings and dividend per share – pence
NAV per share – pence
Dividend per share – pence
Earnings per share – pence
Earnings per share 2000
– excluding one-off share trading profits
1000
900
800
700
600
500
400
300
200
100
0
30
25
20
15
10
5
0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

> “The overall valuation surplus for the year amounted to an exceptionally encouraging level of £177.5 million, equivalent to 54p per Liberty International share.”

The overall valuation surplus for the year amounted to an exceptionally encouraging level of £177.5 million, equivalent to 54p per Liberty International share, compared with £19.6 million at the 2002 half year stage and £12 million for the whole of 2001.

UK regional shopping centres generated an aggregate surplus of £177.0 million (5.2 per cent) through a combination of higher rental values (£71 million), improvements in the true equivalent yield bases used by the valuers (£65 million) and the balance of £41 million relating to net capital investment and acquisitions during the year.

The result from the commercial and other retail properties of Capital & Counties, which represent some 20 per cent of the group's assets, was more mixed with effectively an overall neutral result. A 4.1 per cent fall in the value of Central London assets and a 4.5 per cent fall in M25 and South East offices was almost exactly offset by a 5.3 per cent surplus on primarily retail properties in other UK cities and a 9.3 per cent surplus from our US assets, notably through a strong performance from the recently acquired Serramonte Shopping Center, Daly City, San Francisco.

Our prime UK regional shopping centre yields at around 6 per cent showed only a marginal improvement in the year and the asset class is currently valued on a yield basis in excess of long gilts, where yields reduced sharply in the year from around 5 per cent to below 4.5 per cent at year end. By way of comparison, at the end of 1994, the year when Capital Shopping Centres was listed as the UK's first specialist shopping centre business, the benchmark yield for prime regional shopping centres was around 7.5 per cent at a time when UK gilts yielded around 8.5 per cent.

Gross assets, shareholders' funds and debt ratios 1984 to 2002


£ million
Net debt/fixed assets %
Shareholders' funds
Gross Debt > 1 year
Net debt/fixed assets (%)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
45
40
35
30
25
20
15
10
5
0
1984
1989
1994
1999
2002

"We have always placed a high priority on sound corporate governance"

One would typically expect tangible and reliable growth assets to trade on a yield basis below that of UK Government securities. Over the 30 year period since the group first invested in regional shopping centres, these unique assets have shown a consistent record of rental growth, reflecting their scarcity value, market leadership in their trading locations, active management of tenant mix, growth in tenant sales, changing community lifestyles and various other positive factors.

Perversely a situation has prevailed for some five years where in valuation terms regional shopping centre yields have exceeded gilt yields. Assets such as ours of true quality and scarcity value, irreplaceable in the tight UK planning environment, seldom change hands. Assets which change hands more regularly, for example high street shops, retail warehouses and secondary shopping centres, have shown far greater fluctuations in yield. In the case of prime high street shops, yields have regularly been below those of regional shopping centres and at times in the range of 4.0 per cent to 5.5 per cent.

Our judgement remains that our UK regional shopping centres are very defensively valued hard assets on a yield basis substantially in excess of gilt yields and the likely long-term returns from this valuation basis compare very favourably with other asset classes.

Corporate governance and Higgs Review

We have always placed a high priority on sound corporate governance and have benefited enormously from a well balanced Board structure combining a professional executive team with experienced and knowledgeable non-executives dedicated to the overall success of the business and actively involved in major decisions.

We have therefore read with some alarm the recently published Higgs Review. The Review has substantially toughened the definition of "Independent Director" with the result that our non-executives, with one exception, could under this definition be termed non-independent. At the same time, the Review recommends that, excluding the Chairman, at least half the Board should be "Independent Directors" with an expanded role, particularly in the area of new nominations to the Board, including the Chairman.

Should the Higgs Review proposals be adopted, compliance would be virtually impossible for Liberty International without a substantial Boardroom upheaval, including for example, if no current non-executive Directors retired or resigned, as many as 10 new independent non-executive Director appointments, with a concomitant extensive training requirement. This would certainly not be in the best interests of shareholders, the company or management effectiveness and stability.

Based on over 40 years' experience as Chairman, or Deputy Chairman and in some cases as a senior non-executive Director, of a significant number of highly successful listed companies, including financial institutions in the UK, I have regretfully come to the conclusion that the bulk of the Higgs recommendations, which surprisingly appear to give no primacy to business judgement, are unrealistic, impractical and likely to be seriously detrimental if fully adopted. In particular, the recommendations risk creating a divisive, unmanageable and dysfunctional structure and relationship between the Chairman, Executives and non-executives. Furthermore, the doctrine of "comply or explain" is unlikely in practice to be interpreted with sufficient discernment and flexibility by investors or commentators to make non-conformity with the principal Higgs recommendations a viable option, however convincing the explanations.

In my view, full implementation of the recommendations would be a substantial handicap in a business world becoming more competitive and challenging by the day. Some of the recommendations, such as precluding a highly successful and competent Chief Executive from becoming Chairman of the same company in due course, are palpably absurd and unhelpful.

Capital Shopping Centres

Overview

Major regional shopping centres in the UK admirably fit our investment criteria of quality, scarcity value and scope for active management and creativity. The year's results, both in terms of like-for-like net property investment income growth of 5.3 per cent and a valuation surplus of around 5.2 per cent, confirm the strength and solidity of the asset class.

The business requires the high degree of specialisation which we possess in order to produce exceptional returns and the benefits of CSC's scale are considerable in a very restrictive planning environment. Active management of tenant mix, which requires a close relationship with retailers to understand their requirements, combined with effective marketing and promotion in an attractive overall environment, are key to maintaining the centres' attraction to shoppers.

To the greatest extent possible, we aim to have the country's leading retailers trading out of flagship stores of optimal size in our centres which provide an unsurpassed trading opportunity in terms of quality and geographic diversity. Our goal is to increase over time our centres' market share of UK non-food retail sales, thereby producing above average rental income growth.



Capital Shopping Centres valuations*
£3,567.2 million

- Lakeside, Thurrock (£938.0m – 26%)
- MetroCentre, Gateshead (£744.0m – 21%)
- Braehead, Glasgow (£453.0m – 13%)
- Other M25 Centres (£826.3m – 23%)
- Other Centres* (£605.9m – 17%)

*Includes group share of properties owned through joint ventures.

"Excellent sales figures continue to be reported by our retailers at Braehead, Glasgow, now in its fourth year of trading and still maintaining double digit growth."

Rental income in established quality centres has, based on our experience over a considerable period, exhibited a strong and stable growth profile, even in times of less buoyant consumer spending. In fact such circumstances, when the consumer looks for greater comparison before committing to purchases, more readily enable large quality centres to outperform secondary locations.

Retailer sales

While some sectors of UK industry suffered in the year, overall GDP growth in the UK in 2002 has been estimated at 1.7 per cent, not an exciting outcome but certainly not recession. Retail sales in the UK as measured by the British Retail Consortium increased during the year by 1.7 per cent on a like-for-like basis in terms of selling space and 4.1 per cent overall. These figures are largely consistent with the Office for National Statistics (ONS) figure of 4.0 per cent increase in non-food retail sales and represented a steady outcome, defying extreme predictions of either boom or bust.

Overall retailer sales at our centres continued to exceed these national statistics, indicating a steady increase in market share by our prime portfolio, based on turnover information from our retailers and estimates where these were not available.

Excellent sales figures continue to be reported by our retailers at Braehead, Glasgow, now in its fourth year of trading and still maintaining double digit growth. The Chimes, Uxbridge, which opened in March 2001 also achieved double digit growth in retailer sales for the comparable nine month period to December 2002. Lakeside and the other centres continue their overall growth profile showing strong positive comparisons for the 12 month period.

Active tenant mix management

Through our active approach to managing our shopping centres, 108 tenancy changes took place in 2002, compared with 98 in 2001, some 8 per cent of overall retail units and producing additional annual rental income of nearly £4 million. At the year end, voids only amounted to 15 units, representing 1 per cent of the total – evidence of the good level of demand by retailers for space in our centres. Demand was particularly strong for larger units in excess of 10,000 sq. ft. where scarcity is leading to positive competition.

Promotional income

The recently established CSC Enterprises made considerable progress in 2002 in entering into contracts to promote additional commercial opportunities from advertising, branding and promotions by combining our powerful portfolio of shopping centres. These contracts are expected to generate meaningful revenue in 2003, with growth potential thereafter.

Completed shopping centres – an active year

In line with our strategy of focussing on dominant regional shopping locations, the group increased its investment in the Victoria Centre, Nottingham, in November to become the 100 per cent owner through a restructuring of the limited partnership owning the centre. At nearly one million sq. ft. and anchored by John Lewis and House of Fraser, the Victoria Centre is one of the top 10 centres in the UK. Also in line with our strategy and as reported at the half year, we increased CSC's share in The Potteries, Hanley from 35 per cent to 50 per cent.

In October, we sold our share of The Ridings Shopping Centre, Wakefield, and adjoining properties in Kirkgate for £32 million, a price in excess of the gross valuation. The Ridings was our smallest shopping centre investment and no longer fitted in with the size and scale of the other shopping centres owned by the group.

At Lakeside, Thurrock, the works to refurbish and modernise the malls commenced in January 2003 and are scheduled to be completed by July 2004. The refurbishment programme is aiming to provide an even more attractive shopping experience for Lakeside customers. During 2002, we instigated 22 tenancy changes through active management. At the year end, voids at the centre were a negligible two units, a clear reflection of retailer support for Lakeside, our flagship and a pre-eminent shopping centre in the UK.

Good progress is being made on the redevelopment of part of the MetroCentre, Gateshead, to provide a new Debenhams department store, 28 additional shop units and an 1,100 space car park. The work started in July 2002 and is on target for completion in Autumn 2004. There is strong interest from retailers for the new shop units. This long awaited project will increase the size of MetroCentre to become Europe's largest covered shopping centre at 1.78 million sq. ft. and revitalise an important sector of the centre.

Following Renfrewshire Council's resolution to give a favourable determination to our outline planning application for the mixed use development of the Braehead, Glasgow, Phase 2 land of 145 acres, we continue to progress the proposed leisure scheme under a joint venture with Capital & Regional plc for an Xscape Snowdome. The other main uses are residential, where we have commenced discussions with house builders, and business office space. This major regeneration project is anticipated to create over 2,000 jobs, further strengthening the Braehead location which is already Scotland's premier shopping and leisure destination.

At Eldon Square, Newcastle upon Tyne, discussions continue with Newcastle City Council concerning the redevelopment of the southern end and other parts of the centre, combined with a restructuring of the long-term lease arrangements, potentially enabling an increased participation by CSC.

We continue to actively pursue asset management opportunities with projects being progressed or in contemplation at most of the other completed centres.

Development activity

Documentation was entered into with Lend Lease Europe in May in respect of the development of Chapelfield, Norwich, under arrangements whereby Lend Lease Europe would develop the Centre on behalf of CSC who will become the owner on completion.

All the preconditions to commencing the development were met in December, triggering an initial £40 million contribution by CSC. Demolition and other site preparation works are now well advanced and completion is targeted for Autumn 2005. Lend Lease Europe is making good progress with lettings and at the year end reported 45 per cent of the space was let and a further 18 per cent of the space was under offer or terms had been agreed.

When completed, Chapelfield, anchored by a House of Fraser department store, will be the dominant shopping centre in the Norwich region providing 510,000 sq. ft. of retail space. Our total commitment, excluding the residential element, is estimated at £275 million subject to the level of rental income achieved in the completed centre.

Our proposals under a joint venture with LaSalle Investment Management to substantially expand, upgrade and improve the Westgate Centre in Oxford remain at the planning stage. The Planning Inspector for the Public Inquiry held in November 2001 recommended consent be granted for the scheme, which has the overwhelming support of Oxford residents and would bring much needed additional quality retail space to the city. Regrettably, the Secretary of State's decision in September 2002 to overturn his Inspector's recommendation is unsupported by the conclusions reached by the Inspector and the facts of this case. In the face of what we consider to be a perplexing and unjustified decision, we have lodged a legal challenge in the High Court, while, in addition, Oxford City Council have submitted their own legal challenge to the Secretary of State's decision.

Following an extensive public participation exercise, a planning application was made at the end of October 2002 by our joint venture with Land Securities Group PLC to extend the St. David's Centre in Cardiff, with a major retail led mixed use extension of approximately 715,000 sq. ft. of retail space. A decision on the planning application is expected during 2003.

"The business gives the group involvement in Central London and other forms of retail and a window into the US from where so many significant real estate trends have emerged."

Capital & Counties

Capital & Counties continues to be an important adjunct to the high profile shopping centre business. The business gives the group involvement in Central London and other forms of retail and a window into the US from where so many significant real estate trends have emerged. In addition, the wider range of activities ensures that the group has additional skills of value to the shopping centre business as mixed use development has become a preferred UK planning approach.

After many years of exceptional returns, 2002 was a year of more subdued performance for Capital & Counties, which represents some 20 per cent of the group's overall assets, around half of which are retail.

UK

In the UK, Capital & Counties has in 2002 continued to see net property income increase over the prior year (3 per cent on a like-for-like basis) but the increasing availability of office space within its core investment locations of the West End of London and, worse affected, the Western M25, has had the effect of reducing reversionary rental expectations and capital values.

Vacancy levels overall in the UK amount to 3.5 per cent at 31 December 2002 (2001 – 1.0 per cent) excluding the two developments referred to below.

No acquisitions have been made in the UK since contracts were exchanged in 2001 for the £70 million purchase of King's Reach on London's South Bank, mainly because strong investor sentiment in our core areas had resulted in some excessive price expectations by vendors. However, 2003 may offer better opportunities to continue to increase the critical mass of the core West End portfolio.

Central London

West End, Mid Town and now South Bank offices are the largest elements of the portfolio. Availability within these markets has increased over the year to levels, in our estimation, last experienced in 1994. As a consequence reversionary rental values have generally decreased over the year by around 10 per cent with the possibility of some further reduction during 2003. The emphasis in 2002 has been to deal with rent reviews as early as possible, secure income continuation on lease renewal and refurbish any unmodernised space to the highest standards when it falls vacant. The programme to install air conditioning to all West End office space continues. At King's Reach, we are making significant progress in working towards the major upgrade and repositioning of that investment when the principal tenant's lease expires in 2007.

Chairman's statement
and review of operations continued



Capital & Counties completed investment properties by location*
£880.7 million Retail 48% – Office 52%

- Central London (£357.2 million – 41%)
- M25 and South East (£174.6 million – 20%)
- UK Cities (£161.4 million – 18%)
- USA (including group share of joint venture properties) (£187.5 million – 21%)

*Includes group share of properties owned through joint ventures.

The resilience of the retail element of Central London investment properties has continued, with no current vacancies.

M25 and South East offices

The Western M25 has seen substantial new office supply, mostly released by tenants. There is a consequent reduction of up to 20 per cent in effective rental values though this is obscured by tenant incentive packages. It seems unlikely that there will be short-term improvement in this market and at Capital Court, Uxbridge, the company's recently developed 58,000 sq. ft. scheme, attracting tenants is proving more difficult. However, a satisfactory letting of the ground floor of that building was completed after the year end. The other principal void is 32,500 sq. ft. at the second phase of the development at Capital Park, Cambridge. Discussions are underway for a potential letting of a substantial element of that space, and terms are agreed for a potential prelet, enabling the development of a further 40,000 sq. ft. building on the Park. Capital & Counties' flexible lease policy (Capitalease) has together with the Capital Services entity proved effective in engaging tenants' interest for these vacant buildings.

Provincial and out-of-town retail

Total return on these investments was 11.7 per cent over the year. Major initiatives to achieve future performance are underway at the Manchester and Liverpool department stores. Further advanced is the concept for the substantial department store at Manchester where we are working together with the occupiers to promote alternative use for the unoccupied upper floors. The scheme proposed for this space would provide 140,000 sq. ft. of high quality offices with an imposing new entrance on Fountain Street. A resolution to grant planning consent was obtained in January 2003 from Manchester City Council.

At Swansea an agreement was completed with the City Council for a new long lease of the retail units surrounding the major anchor of Swansea market. Braintree Retail Park continues to improve as a result of the factory outlet centre and a new multi-use leisure scheme adjacent to the park. At Stafford Retail Park, initiatives continue to enhance tenant mix. Passing rents average only £10.50 per sq. ft. and £10 per sq. ft. respectively at those two schemes which total 240,000 sq. ft. of space.

Capital Enterprise Centres

This joint venture was established in 2001 to create intensively managed and flexible industrial and business space in the South East. Four projects were acquired in 2002. These will provide a total of 235,000 sq. ft. of space and terms are agreed for a further scheme of 57,000 sq. ft. The first centre in Chelmsford, Essex, will open in April 2003 with all schemes to be managed by our partner.

"The success of the Serramonte Shopping Center acquisition contributed to a strong overall 2002 performance by our US activities."

US

In March, the company completed the acquisition of Serramonte Shopping Center, a high quality, well located regional shopping centre in Daly City adjacent to and south of the City of San Francisco. The property was acquired because of its solid track record of consistent income and the potential to enhance the income through management, leasing, marketing, expansion, and development initiatives. The success of this acquisition contributed to a strong overall 2002 performance by our US activities.

Part of the acquisition cost of Serramonte was financed by the disposal for $28 million of two retail properties in Seattle and at Hayward, San Francisco Bay area, where value adding strategies had been successfully implemented. The proceeds from both sales were reinvested in Serramonte enabling the deferment of capital gains tax consequent upon those disposals.

During 2002 we completed the assembly and acquisition of a full city block in Pasadena, California and secured planning consents for a mixed use project with 16,500 sq. ft. of retail space and 304 apartments. The land and planning approvals were transferred to a new joint venture with Shea Properties, a prominent West Coast developer of apartment communities. Shea Properties is responsible for financing all additional costs and construction of the project which will start in 2003.

Other investments

Other investments amounted to £151 million at 31 December 2002 (2001 – £178.9 million) comprising primarily the group's £62.5 million holding of units in the Edinburgh Property Portfolio and a 19.4 per cent interest valued at £88 million in another UK listed property company, Great Portland Estates, a London West End specialist company which has had an infusion of new management in 2002. This interest has been increased since the year end on share market weakness to 22 per cent.

The Edinburgh Property Portfolio is an Authorised Property Unit Trust which Capital & Counties manages on behalf of Edinburgh Fund Managers. The fund has continued to grow through strong new cash flows, increasing in size from £80 million to £125 million during 2002. As a result, Capital & Counties' interest in the fund has reduced from 73 per cent to 50 per cent.

Significant exceptional profits of £13.3 million were recorded in the year on the sale of holdings in Rodamco North America and other listed property companies, of which only £6.5 million was recognised in the profit and loss account for the year as the balance of £6.8 million had been included in revaluation reserves at the end of 2001.

"Liberty International's share price increased in the year by 17 per cent from 484p to 565p, reflecting its predominantly retail asset mix."

While these investment activities only constitute a small part of the group's overall operations, they ensure we remain closely in touch with developments in listed property share markets around the world and represent a worthwhile and advantageous extension of our activities.

We were also pleased to record an exceptional profit of £2.8 million in 2002 by way of final deferred consideration from the sale in 2001 of the Portfolio unit trust business following its continued strong performance under Edinburgh Fund Managers.

Economic and financial background

2002 was another dismal year for financial markets generally with the UK and US stock markets showing a third consecutive year of negative returns. The FTSE 100 fell by 24.5 per cent in the year compared with a 23.4 per cent fall in the S&P 500. This performance was eclipsed by truly dreadful performances in the major German and French stock markets with the DAX falling by 45 per cent and the CAC falling by 34 per cent. 2003 has also started very unpromisingly, with the confidence of investors particularly eroded by the unstable situation in the Middle East.

Property shares in the UK as measured by the FTSE 350 Real Estate Index fell by 4.6 per cent overall. The discount to headline net asset value per share across the FTSE 350 Real Estate Sector was estimated at a substantial 36 per cent at 31 December 2002. Office specialists suffered particularly during the second half of the year as investor perceptions of the outlook for office markets deteriorated significantly. However Liberty International's share price increased in the year by 17 per cent from 484p to 565p, reflecting its predominantly retail asset mix.

Direct property markets overall in the UK held up well with the Investment Property Databank ("IPD") Monthly Property Index showing a 12 month total return of 10.5 per cent. However, this result masked a significant divergence between the performance of offices at 5.9 per cent (including a capital loss of 2.0 per cent) and retail (mostly not comparable with CSC's centres) showing 14.0 per cent total return (including capital appreciation of 6.5 per cent).

The remarkable and sustained outperformance by investment properties in comparison with equities and gilts has therefore continued for a further year. Property as measured by the IPD Monthly Index has now outperformed equities and gilts for one, three, five and ten year periods. Those investors who have missed this major trend change may be tempted to conclude that now would be too late to change their investment strategy. This conclusion may still be erroneous when viewed against property's initial yield (6.91 per cent at 31 December 2002 according to the IPD Monthly Index) compared with 4.5 per cent on long gilts and a dividend yield of around 3.5 per cent on the UK All Share Index at 31 December 2002.

Corporate Social Responsibility

A responsible and forward looking approach to environmental issues has been an important factor in the Liberty International Group's successful track record in the UK property industry, where we have established an enviable reputation for the high standard of our products.

For over 30 years, we have specialised in regenerating redundant or derelict land, creating the highest quality regional shopping centres and other prime retail and commercial properties. The positive impact of our property developments on lifestyles in the United Kingdom is amply evidenced by the 180 million customer visits each year to our UK regional shopping centres.

However, we are aware that shareholder, Government, and stakeholder expectations are constantly evolving. Our prime aim is to deliver long-term shareholder value and, in order to do so, we must fully appreciate the opportunities and risks associated with a wide range of environmental issues which are assuming ever greater prominence in our affairs. How we manage our relationship with the environment and our stakeholders – the community, our shoppers and occupiers and our employees – is vital to the long-term success of our business. These issues are now collectively termed our Corporate Social Responsibility (CSR).

We have therefore taken the decision to publish for the first time, with our 2002 Annual Report, a separate report summarising our CSR policy and progress. This report will be available from the Company Secretary and will be published on the company's website, www.liberty-international.co.uk

We need no convincing that the creation of long-term shareholder value requires a strong commitment to high standards of Corporate Social Responsibility and clear communication thereof both internally and externally.

Directorate and management

Farrell Sher, Executive Director responsible for Legal and Corporate Affairs, has announced his intention to retire with effect from this year's Annual General Meeting. I have worked with Farrell for over 37 years since 1966 when he joined Liberty International's former parent, the Liberty Life group in South Africa. Since coming to the UK in 1994, he has made a major contribution to the UK group's success over this period. He has been an excellent colleague of impeccable professionalism and dedication and we wish him a long and healthy retirement.

"We intend to build on the outstanding achievements of 2002 which must rank as one of the most active years in the company's history."

I would also like to express my sincere appreciation for the efforts of my loyal Board colleagues, both executive and non-executive, during the hectic months of 2002. In addition, the success of the business is highly dependent on the exceptional efforts of our dedicated staff at 40 Broadway, on the front-line at our shopping centres and also in the US. We are very fortunate to have such an enthusiastic and skilful team across the group, with individuals whose common characteristic is a desire to be part of and contribute to a successful organisation and who conduct their daily activities with determination and passion.

Prospects

Despite the turbulent and volatile conditions currently prevailing in the world's financial and securities markets, our chosen sectors in the real estate markets, notably our shopping centre and retail businesses, which comprise around 90 per cent of the group's total assets, have continued to produce a very sound and stable outcome, demonstrating in particular the exceptional resilience of our prime regional shopping centre assets.

With a committed, low risk development programme of some £425 million and enormous opportunities both within our existing pool of assets and from new regional shopping centres such as the proposed Cardiff and Oxford projects, we look forward to a continuation of our dynamic track record of growing our remarkable business.

We intend to build on the outstanding achievements of 2002 which must rank as one of the most active years in the company's history. Business never loses its fascination and gloomy, depressing stock market conditions have over history proved to be the time when some of the most rewarding investment opportunities have emerged. Our challenge is to identify and act decisively on such opportunities.



Donald Gordon Chairman

London
12 February 2003

Shopping centre activities


CSC
CAPITAL
SHOPPING CENTRES

Capital Shopping Centres is the United Kingdom's leading shopping centre business. For over 30 years we have specialised in regenerating redundant and derelict land to create high quality regional shopping centres. Our shopping centres not only provide first class shopping facilities but also a range of leisure, residential and social facilities designed to respond to the needs of each area.

- £3.6 billion open market value of completed centres
- 9 completed centres including six of the UK's top 15 shopping centres
- 180 million customer visits per annum
- £425 million committed development programme
- Future projects at Oxford, Cardiff and within existing completed centres


Shopping centre locations
1 Lakeside, Thurrock
2 The Glades, Bromley
3 The Chimes, Uxbridge
4 The Harlequin, Watford
5 Westgate, Oxford*
6 Cardiff*
7 Chapelfield, Norwich*
8 Victoria Centre, Nottingham
9 The Potteries, Hanley, Stoke-on-Trent
10 MetroCentre, Gateshead
11 Eldon Square, Newcastle upon Tyne
12 Braehead, Glasgow
*Developments
12
11
10
9
8
7
6
5
4
3
2
1

Lakeside, Thurrock

At a glance
1.377 million sq. ft. (127,923m²) of retail space
292 shops and stores
Restaurants and cafés
13,000 free parking spaces
Bus station, railway station, coach park and taxi rank
1,100-seat food court
Multiscreen cinema
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Debenhams
Allders
Bhs
Next
Boots
H&M
Argos
Woolworths
Scale
100% owned
£938 million value 31 December 2002
Catchment: 11.2 million within one hour's drive (20% of UK population)
www.lakeside.uk.com

Lakeside is one of the country's major shopping destinations located adjacent to the M25 with some 300 shops including four large department stores, a multiscreen cinema and a wide range of places to eat. In conjunction with the complementary retail park, Lakeside provides the most comprehensive shopping offer in Britain with around 4 million sq. ft. of retailing.

Retailer demand continues to be strong with 14 new retailers opening during 2002 including Jones the Bootmaker, Starbucks, Leslie Davis, Futturo, and an 18,000 sq. ft. store for H&M which was created specifically to meet their requirements.

The next stage of a £30 million refurbishment scheme started in January 2003. The scheme includes the provision of additional, faster lifts, the overtiling of the malls, new ceilings and balustrading and improved lighting. The work will take place in two phases with a break in autumn 2003 for Christmas trading.

As well as the tremendous range of shopping, Lakeside's 24 million customers a year appreciate the comfortable environment, security and cleanliness, easy parking and extended opening hours designed to suit their needs.

"The refurbishment programme will provide an even better shopping experience for our customers."

01 Brompton Walk – specialist retailers and designer brands.

01


CHOICE
DESIGN WEAR
CHOICE
DESIGN WEAR
CHOICE
DESIGN WEAR
CHOICE
DESIGN WEAR
CHOICE
DESIGN WEAR
Suzi

01



MetroCentre, Gateshead

At a glance
1.598 million sq. ft. (148,454m²) of retail space
300 shops and stores
10,000 free parking spaces
Bus station, railway station and coach park
Food court, restaurants, bars and cafés
Multiscreen cinema
Bowling alley, theme park, amusement arcade
Adjacent to major retail park
Retailers include
Marks & Spencer
House of Fraser
Bhs
Next
Argos Superstore
Littlewoods
Gap
Woolworths
Scale
90% owned
£744 million value 31 December 2002
Catchment: 3 million within one hour's drive

www.metrocentre.uk.com

Work started in May 2002 on the main contract for the £85 million rebuilding of part of The Red Mall in the MetroCentre. The New Red Mall scheme, replacing a redundant supermarket, will provide 371,000 sq. ft. of prime retail space, including a new Debenhams department store and 28 new shop units which will open for trade in autumn 2004. A new 1,100-space covered car park will link directly to the department store and into the new mall.

A New Public Transport Exchange, which replaces the existing bus station, will provide state-of-the-art facilities with internal, mall-quality waiting areas for shoppers. It will also be a terminus for the dedicated Centrelink bus service direct to central Gateshead. As part of this scheme, the railway interchange will be upgraded and considerable infrastructure works will improve the A1 junction and access roads around the centre.

MetroCentre is one of Europe's largest shopping and leisure centres, providing a wide range of shops and stores together with specialist themed areas which provide a range of unusual and interesting shopping. The leisure attractions include MetroLand (an indoor theme park), complete with rollercoaster; an 11-screen cinema, megabowl and Quasar – entertainment for all the family. With 10,000 free car spaces, its own bus and railway stations and coach park MetroCentre is easily accessible to a wide catchment area.

"The New Red Mall will provide a range of attractive new retailers when it opens in autumn 2004."

01 Work in progress
▭ New Red Mall.
New Public Transport Interchange.

▭ MetroCentre ownership.

Braehead, Glasgow

At a glance
1.06 million sq. ft. (98,474m²) of retail and leisure
110 shops
Restaurants and cafés
10 unit retail park
Maritime Heritage centre
4,000-seat international arena
6,500 free parking spaces
Bus station, coach park and taxi ranks
Ice skating and curling rinks
30,000 sq. ft. of business space
Retailers include
Marks & Spencer
Sainsbury's
Bhs
Gap
Next
Woolworths
Boots
B&Q
300,000 sq. ft. IKEA on adjacent site with 1,500 car spaces
Scale
100% owned
£453 million value 31 December 2002
Catchment: 2.46 million, 45% of Scotland's population, within 45 minutes' drive.

www.braehead.co.uk

The strength of Braehead as a shopping destination has continued to grow since opening in autumn 1999. Trading until 9 pm every weekday evening, the centre has increased its popularity substantially during the year. There is continued retailer demand and Next have now taken a 25,000 sq. ft. unit on the retail park for a stand-alone furniture store, one of the first in the UK.

Renfrewshire Council has resolved to grant outline planning consent for the development of a further 145 acres of land surrounding Braehead. The proposals include 420,000 sq. ft. of office space, some 900 residential units and a riverside park. There will also be approximately 460,000 sq. ft. of planned leisure to be operated by Xscape including an indoor real snowslope, a multiplex cinema, family entertainment centre, a hotel, cafés and restaurants and some specialist retailers.

A 4.8 acre site at Braehead has been sold to Audi for a new regional HQ, scheduled to open in spring 2004.

"One of the country's largest regeneration schemes, Braehead is now Scotland's premier shopping and leisure destination."

01 Children's entertainment – an important part of centre promotion.

01



Victoria Centre, Nottingham

At a glance
956,000 sq. ft. (88,812m²) of retail space
115 shops and stores
2,750 car spaces
Bus station
129,700 sq. ft. market hall
36,000 sq. ft. offices
Retailers include
John Lewis
House of Fraser
Boots
Woolworths
Next
Gap
Tesco
Scale
100% owned
Catchment: 830,000 within 30 minutes' drive

www.victoriacentre.uk.com

In November 2002, our interest in the Victoria Centre increased from an effective 38 per cent to 100 per cent for a net outlay of £157 million as part of the realignment of the ownership structure of the Victoria Centre.

Nottingham is a major retail destination, the capital of the East Midlands. The Victoria Centre was opened in 1972 as one of the first of the new generation of shopping centres to be built in the UK. Regenerating a redundant railway station, it was an early example of a mixed-use scheme and incorporated 464 flats as well as 36,000 sq. ft. of offices. It now comprises 956,000 sq. ft. of modern retail space, anchored by John Lewis and House of Fraser.

During 2002, the John Lewis store completed a major programme of refurbishment and extension, adding a further 50,000 sq. ft. of retail space. The 78,000 sq. ft. Boots store has also undertaken a major refurbishment. At the end of the year, a 44,000 sq. ft. unit, specially created to meet their requirements by the amalgamation of existing units, was handed over to Next.



01 The Emett Clock – a well known Nottingham meeting place.

The Harlequin, Watford

At a glance
721,000 sq. ft. (66,981m²) of retail space
148 shops and stores
2,050 car spaces
Food court
Retailers include
John Lewis
Marks & Spencer
Virgin Megastore
Bhs
Boots
Waterstones
HMV
WH Smith
Scale
93% owned
Catchment: 3.5 million within 30 minutes' drive
www.theharlequin.uk.com

The Harlequin is a dominant regional shopping centre, a major feature in the town centre and yet only a few minutes from the M1 via the dual carriageway which leads directly to the centre's car parks. This makes it highly accessible to a wide catchment.

The development of The Harlequin re-established Watford as a major shopping destination. The mixed-use project includes restored listed buildings, flats and office accommodation. As well as the three car parks attached to the malls, The Harlequin manages a further 3,000 spaces in four other town centre car parks on behalf of Watford Council.

The Harlequin has a major shopping offer – including John Lewis, Marks & Spencer and a wide range of leading national retailers, together with specialist and local traders.

During the year, the Queens Mall Bridge Extension was completed, creating approximately 10,000 sq. ft. of retail space in three units. New openings during the year included HMV, Uniqlo, Vodafone Experience and The Natural World and several other retailers have expanded.


MEGASTORE
FRENCH CONNECTION
WATERSTONE'S

01 The main entrance from the High Street – the light, airy malls create a relaxed shopping environment.

The Glades, Bromley

At a glance
421,000 sq. ft. (39,111m²) of retail space
126 shops and stores
1,530 car spaces
Restaurants and cafés
Adjacent leisure centre
Retailers include
Marks & Spencer
Debenhams
Boots
Virgin Megastore
Zara
Ottakar's
Scale
63% owned
Catchment: 1.5 million within 30 minutes' drive

www.theglades.uk.com

The Glades Shopping Centre forms a major part of Bromley's shopping offer. Linked to the traditional High Street at both ends, the shopping centre provides a natural shopping loop, ensuring strong pedestrian flow through the centre and from the 1,530 car spaces above.

A true mixed-use development, The Glades provided a new swimming pool and leisure centre, new modern flats and a new church and preserved the historic Queens Garden which runs along one side of the centre.

During 2002, a remodelling of the food court area has been underway which has resulted in the creation of additional retail space including a new 18,000 sq. ft. Zara store which opened in late summer. The Glades was chosen by French Connection for the first stand-alone unit for their Great Plains range and County Books and Claire's Accessories have both expanded.


01
02
fcuk
FRENCH CONI
fcuk

01-02 Provision of new space for retailers.

The Chimes, Uxbridge

At a glance
440,000 sq. ft. (40,876m²) of retail space
81 shops and stores
Piazza restaurant and café area
1,600 car spaces
Multiscreen cinema
Bus and underground links (Piccadilly and Metropolitan lines)
Five minutes from M25/M40
Retailers include
Debenhams
Bhs
Boots
Next
Aldo
Gap
H&M Hennes
Odeon
Scale
100% owned
Catchment: 1.5 million within 20 minutes' drive

www.thechimes.uk.com

When it opened in March 2001, The Chimes doubled the retail offer in Uxbridge and introduced a new leisure destination, with restaurants and a multiplex cinema, together with residential accommodation. During 2002, the benefits of the mixed-use nature of the scheme have been clearly demonstrated and its popularity has continued to grow, attracting shoppers from a widening catchment.

Together with the Odeon Cinema, the restaurants in The Piazza have transformed the life of the town, ensuring activity long into the evening. The state of the art, 1,600-space car park has greatly increased facilities for motorists and The Chimes is fully integrated with the local public transport system. The bus station is close by, and the Metropolitan and Piccadilly Line underground station is right beside the mall entrance.

Now fully let, The Chimes continues to experience retailer demand, both from potential new tenants and from existing retailers who are looking for an opportunity to expand their operation.


01
TOPSHOP
NEXT

01 The Chimes – established Uxbridge as a major retail destination.

Eldon Square, Newcastle upon Tyne

At a glance
961,000 sq. ft. (89,277m²) of retail space
148 shops
Cafés, restaurants and pubs
Bus and Metro station
76,000 sq. ft. market hall
Integrated Leisure Centre
37,000 sq. ft. offices
Retailers include
John Lewis
Fenwick
Argos Superstore
Boots
New Look
Sports Soccer
Marks & Spencer attached to the mall
Scale
30% owned
Catchment: 1 million within 30 minutes' drive

www.eldon-square.co.uk

Eldon Square, which opened in 1976, was one of the first examples of mixed-use city centre regeneration. It successfully incorporates modern shopping, offices, flats and a major leisure centre and is the focus for shopping in the city centre.

Following its 25th anniversary, the lease renewals and rent reviews have been successfully completed, bringing new retailers to the city such as La Senza, O'Neill's, Eisennegger, USC and Swarovski.

CSC continues to keep the centre up to date, providing the larger units needed by today's retailers. Discussions are taking place with CSC's partners which inter alia involve plans to develop the southern end of Eldon Square to create a new department store and additional large retail units.

The excellent public transport links bring thousands of people to the centre each day. Eldon Square is served by two Metro stations, and is at the hub of all bus routes into the city.

01


fenwick

02



01-02 Eldon Square – the focus of shopping in Newcastle city centre.

At a glance
561,000 sq. ft. (52,163m²) of retail space
87 shops
Restaurants and cafés
1,240 car spaces
37,000 sq. ft. market hall
Retailers include
Debenhams
TK Maxx
WH Smith
Next
Gap
The Disney Store
Boots
Scale
50% owned
Catchment: 750,000 within 30 minutes' drive

www.potteries.uk.com

The Potteries is the dominant shopping centre for the Potteries region. An integral part of the High Street, it provides a wide range of comparison shopping – major national retailers such as Debenhams, Next and WH Smith, together with regional and specialist shops and destination traders such as TK Maxx.

During the year, we have increased our investment in The Potteries Shopping Centre to 50 per cent. The refurbishment of the car parks, was successfully completed, including the provision of additional security, and a pay on foot system. Usage of the car parks has shown a marked increase since the completion of this work.

A major remodelling has resulted in the provision of a new 27,000 sq. ft. store for Next, with direct access from the car park, and New Look doubling the size of its store.

01


NEXT

02


TOPMAN
WHSmith

01-02 The Potteries – the dominant shopping centre in the region.

Chapelfield, Norwich

At a glance
510,000 sq. ft. (47,380m²) of retail space
90 shops and stores
1,000 car spaces
115 residential units
Retailers include
House of Fraser
Scale
Catchment: 420,000 within 30 minutes' drive
www.chapelfield.co.uk

CSC has entered into documentation with Lend Lease Europe in respect of the development of Chapelfield, a retail led mixed-use scheme in Norwich, under arrangements whereby Lend Lease Europe will develop the centre on behalf of CSC who will become the owner on completion. The investment by CSC (excluding the cost of residential units) is estimated at £275 million. The consideration is dependent on the rents achieved, currently estimated at £18 million per annum. Completion is targeted for autumn 2005.

The 510,000 sq. ft. scheme will include a 140,000 sq. ft. store for House of Fraser, 10 large units and some 80 other shops, restaurants and cafés. There will be a 1,000-space car park, 115 residential units and full integration with local transport.

The scheme is a major City centre regeneration of a redundant Nestlé factory. Work began on demolition in autumn 2002 and the main construction contract is due to start in spring 2003. Demand for the units is strong and as at this year end Lend Lease reported some 63 per cent of the space let or under offer.


01
MARK

01 Artist's impression – the pedestrianised approach from Rampant Horse Street.

St. David's 2, Cardiff

At a glance
750,000 sq. ft. (69,675m²) of retail space
260,000 sq. ft. (25,154m²) department store
Major stores and a range of other units
Leisure
Office space
Residential accommodation
Public amenities

www.stdavids2.com

We are working with Land Securities PLC, the UK's largest listed property company, under a proposed 50:50 joint venture to undertake a major city centre regeneration scheme. The project will extend the existing St. David's Centre in Cardiff owned by Land Securities PLC and incorporate the Hayes Centre, which is already owned by CSC.

The masterplan for St. David's 2 provides for 750,000 sq. ft. of new retail space, including a new department store and a range of units designed to respond to the recognised shortage of modern retail space in Cardiff city centre. It also incorporates family-orientated leisure facilities, contemporary apartments and a series of attractive public spaces.

The partnership has worked closely with Cardiff County Council on the proposals and following a major public consultation exercise carried out to enable local residents, businesses and community groups to contribute to feedback on the development plans, an outline planning application was submitted at the end of October 2002.



01 Artist's impression – pedestrianised Hayes, part of proposed public realm improvements.

Westgate, Oxford

At a glance
Retail space
Redevelopment and extension – 225,000 sq. ft. (20,900m²) (total on completion – 520,000 sq. ft. (48,310m²)
Shops
Redevelopment. New department store plus 36 shops, new kiosks and restaurants (total on completion two department stores, 52 shops, plus restaurants and kiosks)
1,250 space underground car park. Fully accessible by bus, bicycle and on foot with well defined pedestrian and cycle routes through the area

This major development proposal to extend and refurbish the Westgate Centre in Oxford, where CSC already owns the Allders department store, will respond to strong retailer demand for units in Oxford. The project is a 50:50 joint venture with LaSalle Investment Management. The scheme, which has been carefully designed to blend with the historic streetscape of Oxford, includes a remodelled entrance and elevations, new rooftop housing and provides a major new public space at the heart of the centre.

Following a planning inquiry into the proposals in November 2001, the Planning Inspector recommended that permission be granted for the scheme, save for a small office element. However, the Secretary of State did not accept the Planning Inspector's recommendation and refused the application on 26 September 2002. CSC with its joint venture partner has decided to pursue a legal challenge to the Secretary of State's decision. Oxford City Council is separately pressing its own legal challenge.

01


Department Store

01 Artist's impression – view along proposed Bridge Street towards department store.

Commercial and retail properties


CAPITAL & COUNTIES

Capital & Counties is our commercial property arm with a focus on office and retail properties in the UK and California. Our occupiers span a broad range of businesses from management consultancies and media businesses through to oil companies and foreign governments. Our retail holdings include prime shops in well-known London locations such as Covent Garden, Piccadilly and Regent Street.

- £881 million open market value of investment properties
- 2.7 million sq. ft. (42 per cent) of property leased for office based activities
- 3.7 million sq. ft. (58 per cent) of property leased for retail activities
- 809 occupiers

Central London retail

At a glance
252,000 sq. ft. (23,411 m²)
Principal locations
Sloane Street, SW1
Hans Road, Knightsbridge
Kensington High Street
Regent Street
Piccadilly
Long Acre, Covent Garden
Floral Street
Tottenham Court Road
Occupiers include
Gianfranco Ferre (UK) Ltd
Joseph
Boots
Replay
Urban Outfitters
Diesel
First Sport
Tumi
Boodle & Dunthorne
Oasis
Habitat
Royal Doulton

Capital & Counties' Central London retail portfolio is represented in some of the best trading locations in London. Holdings include prime shops in Covent Garden, the West End, Kensington and Knightsbridge.

Tenant quality continued to improve during 2002 within the company's Central London retail properties as a result of the assignment of existing leases to notable new tenants including: Elena Miro (Regent Street), Habitat (Kensington High Street) and Replay (Long Acre). Royal Doulton and Tumi have extensively refitted their Piccadilly units which now trade as UK flagship stores. Rental values in Piccadilly have grown by 10 per cent over the year. Floral Street has continued to evolve as a high fashion location and has been further enhanced as a result of the opening of two major stores for Next and Hennes on either side of the company's holding.

01

DIESEL

02


"Retail rental values in Piccadilly have grown by 10 per cent over the year."

01 Diesel, Kensington High Street, W8.
02 Tumi, Piccadilly, W1.
03 Replay, 32/33 Long Acre, Covent Garden, WC2.

03


REPLAY

03


STARBUCKS COFFEE
TUMI
PICCADILLY CARDS

Central London offices

At a glance
998,000 sq. ft. (92,750m²)
Principal locations
Long Acre
Piccadilly
Regent Street
Jermyn Street
Kensington
Strand
Clerkenwell
South Bank





The company has almost 1 million sq. ft. of offices in Central London, with the primary focus being the West End and Mid Town areas. Central London office and retail holdings had a combined value of £357 million at 31 December 2002.

Capital & Counties' core focus remains on providing well-serviced, high specification accommodation for small and medium sized occupiers in good quality, accessible and popular central locations.

A programme of upgrading accommodation to high standards continues when space falls vacant. Refurbishments or improvements are underway or recently completed, at 10 Maltravers Street, Carrington House, Empire House, Walmar House and Dudley House; the latter involving the creation of new useable space through the infilling of lightwells. Throughout the West End the programme of providing cooling to office suites continues. Substantial progress is being made in the evolution of an exciting enhancement of the King's Reach investment, potentially for implementation after 2007.

With the provision of Capital Services and the adoption of Capitalease (our new flexible lease concept) we are well placed to retain existing occupiers and attract new tenants.

"Central London office and retail holdings had a combined value of £357 million at 31 December 2002."

01 Jermyn Street, W1.
02 Britton Street, EC1.
03 Dudley House, Piccadilly, W1.

United States

At a glance
Offices 610,000 sq. ft. (56,691m²)
Retail 1,598,000 sq. ft. (148,513m²)
Principal locations
San Francisco
Sacramento
Pasadena
Los Angeles





The US company's focus continues to be on the execution of a value adding strategy with a greater emphasis in 2002 on retail.

At the successful Serramonte Shopping Center acquired in March 2002, proposals are under discussion to add a further anchor and rearrange and enhance the main entrance to accommodate a new principal tenant. An interim remodelling concept is currently close to finalisation. By the year end, Serramonte's valuation had increased by 20 per cent to $142.5 million (£88.5 million). Initiatives to improve income continue at The Willows Shopping Center to further enhance this unique scheme.

Two properties at Hayward, California and Seattle were sold during the year. As a result all of the company's properties are now within California. The planning of development projects continues with the securing of a planning consent for 304 apartments on the company's site in Pasadena. Solid progress is also being made on the potentially profitable rezoning of the site at Fairfield and the longer term realisation of potential at the ocean front site in Redondo Beach, California.

"By year end, Serramonte's valuation had increased by 20% to $142.5 million (£88.5 million)."

01 Park Plaza, Sacramento, California.
02 The Senator, Sacramento, California.
03 Serramonte Shopping Centre, Daly City, California.

03



Provincial and Out of Town Retail

At a glance
1,840,000 sq. ft. (170,940m²)
Principal locations
Liverpool
Manchester
Leeds
Swansea
Occupiers include
Primark
Allders
B&Q
Powerhouse
Carpetright
Monsoon
Carphone Warehouse
T-Mobile
UGC Cinemas
Esporta
McDonalds

The retail properties outside Central London proved resilient to the general economic malaise, supplying both robust capital growth performance and diversification benefits.

The retail portfolio consists of a relatively small number of high value properties which includes two retail parks. The properties are mostly let on long leases with a combined average unexpired term of 15 years. As an integral and complementary component of the overall portfolio they provide substantial value-adding opportunities.

Many initiatives continue to be progressed with a focus on improving returns from refurbishment, redevelopment, lease regearing and change of planning use. In Manchester we are working with the occupiers of the major department store in Market Street, to bring unoccupied areas into use, to provide 140,000 sq. ft. of new high quality offices. A resolution to grant consent of this scheme was obtained from Manchester City Council in January.

Together with the Central London retail portfolio, these retail investments now represent 40 per cent of Capital & Counties' UK investment properties.

01


COMET
DOMESTIC APPLIANCES

02


PRIMARK

01 Braintree Retail Park, Essex.
02 Fountain Street, Manchester.

At a glance
1,078,000 sq. ft. (100,146m²)
Principal locations
Cambridge
Borehamwood
Cheshunt
Slough
Uxbridge
Basingstoke
Heathrow

M25 and South East offices

The company's business space outside Central London is principally located in Cambridge and around the western and northern M25.

Every property was constructed (or, at Victoria House Cambridge, refurbished) by Capital & Counties to provide flexible space of exceptional quality. Lettings are to a wide range of national and international occupiers.

Whilst no new development is currently under construction, office space at Uxbridge and Cambridge remains to be let in newly developed buildings. At the year end there was tenant interest in a significant proportion of this space.



At a glance
235,000 sq. ft. (21,831m²)
Principal locations
Croydon
Chelmsford
Harlow
King's Hill

Capital Enterprise Centres

This joint venture to provide managed workspace for small occupiers on highly flexible lease terms has made substantial progress in 2002. Four new schemes were acquired at Croydon, Harlow, Chelmsford and King's Hill, Kent. Terms are agreed for a further site in Milton Keynes. Once completed these will provide almost 300,000 sq. ft. of space to be leased and managed by our partner in conjunction with its existing centres.

01 Turnford Place, Cheshunt, Hertfordshire.

Edinburgh Property Portfolio

At a glance
Fund size £125 million
58% real estate, 42% listed property securities and cash
Locations
Central London
Welwyn Garden City
Hampshire
Heathrow
Dover
Bedfordshire
Surrey
Hertfordshire

The real estate interests of this Authorised Property Unit Trust are managed by Capital & Counties on behalf of Edinburgh Fund Managers. The Fund was successful in attracting net new investment of £44.5 million in 2002, raising the size of the Fund to £125 million.

At the year end the Fund held fifteen investment properties. Three retail warehouse investments and one high street retail property were acquired over the year boosting the retail content of the property portfolio to 48 per cent by value.

Total return over the year to unit-holders was 7.1% (bid to bid). At the year end Capital & Counties had a unit-holding equivalent to 50 per cent of the Fund.

The Fund continues its focus on acquiring good quality office and retail assets in the South East of England and Central London.

The average value of the properties is now £4.8 million with a weighted average unexpired lease term of 9.3 years.


01
B&Q
OPEN 7 DAYS A WEEK
02
03
STAPLES
04
COURTS

01 Bridge Road, Welwyn Garden City, Hertfordshire.
02 Whitecliffes Business Park, Dover, Kent.
03 Staples, The Forum Centre, Stevenage, Hertfordshire.
04 Unit B, Goldington Retail Park, Bedfordshire.

Details of Capital & Counties' investment properties

Central London offices and retail

King's Reach
250,000 sq. ft. office
15,000 sq. ft. retail

190 Strand, WC2
175,000 sq. ft. offices

Hammersmith, W6 Commonwealth House
110,000 sq. ft. offices

26/40 and 201/207 Kensington High Street, W8
105,000 sq. ft. retail and leisure
35,000 sq. ft. offices

Regent Street, W1; Radnor House Victory House, Carrington House and Walmar House
75,000 sq. ft. offices
45,000 sq. ft. retail

Piccadilly, W1; Foxglove House, Dudley House, Egyptian House, Empire House and Piccadilly Arcade
65,000 sq. ft. offices
35,000 sq. ft. retail

24/25 Britton Street, EC1
45,000 sq. ft. offices

Long Acre, WC2 Floral Place
35,000 sq. ft. offices
20,000 sq. ft. retail

12/14 New Fetter Lane, EC4
25,000 sq. ft. offices

26/29 Sloane Street, SW1
10,000 sq. ft. retail

18 Cavendish Square, W1
10,000 sq. ft. offices

M25 and South East offices

Borehamwood; Imperial Place
224,000 sq. ft. offices

Cambridge; Capital Park
145,000 sq. ft. and 67,000 sq. ft. to be developed.

Slough; St Martin's Place and Capital Point, Bath Road
105,000 sq. ft. offices in two buildings

Basingstoke; The Crescent
100,000 sq. ft. offices

Portsmouth; One Port Way, Port Solent
60,000 sq. ft. offices

Cheshunt; Turnford Place
60,000 sq. ft. offices

Uxbridge; Capital Court
55,000 sq. ft. offices
5,000 sq. ft. retail

Hayes; Capital Place, Bath Road
50,000 sq. ft. offices

Cambridge; Lockton House
30,000 sq. ft. offices

Retail and leisure outside of London

Manchester; Market Street
510,000 sq. ft. department store

Liverpool; Renshaw Street
510,000 sq. ft. department store

Leeds; Headrow
300,000 sq. ft. retail
45,000 sq. ft. offices

Stafford; Queens Retail Park
160,000 sq. ft. retail warehouse units

Rochester; Medway Valley Park
155,000 sq. ft. leisure units

Braintree
79,000 sq. ft. retail warehouse park

Swansea; Whitewalls, Oxford Street and Union Street
60,000 sq. ft. retail
45,000 sq. ft. leisure

Offices outside of London

Birmingham; 54 Hagley Road and Somerset House
190,000 sq. ft.

United States

Serramonte Shopping Center, Daly, California
850,000 sq. ft. shopping centre

The Willows Shopping Center Concord, California
250,000 sq. ft. lifestyle shopping centre anchored by category dominant retailers

Pacific Financial Center 800 West Sixth Street, Los Angeles
213,000 sq. ft. offices (50 per cent interest)

Ghirardelli Square, San Francisco
181,000 sq. ft. speciality retail centre (50 per cent interest)

Mission Village, Fairfield, California
180,000 sq. ft. retail centre

The Senator, Sacramento, California
170,000 sq. ft. offices

The Marketplace, Davis, California
113,000 sq. ft. community shopping centre

Sanwa Bank Building, 595 East Colorado Boulevard, Pasadena, California
91,000 sq. ft. offices

Park Plaza, Sacramento. Fairfield, California
72,000 sq. ft. offices

Parnassus Heights Medical Center 350 Parnassus Avenue, San Francisco
62,000 sq. ft. of offices (50 per cent interest)

Stacey's Bookstore, Market Street, San Francisco
27,000 sq. ft. retail

Financial review

Change in accounting policy

Following the adoption of FRS 19 "Deferred Taxation" and the consequent change in accounting policy set out in note 4, deferred taxation is now provided in respect of capital allowances despite the fact that it is extremely unusual, in the UK property industry, for these allowances to reverse and give rise to a balancing charge. In fact transactions are usually structured so that timing differences on capital allowances do not reverse. In line with property industry practice, earnings per share before exceptional items and net assets per share have been reported on an adjusted basis to exclude the impact of the provision for deferred tax in respect of capital allowances.

Commentary on results

- Operating profit, a key measure of underlying performance, increased by 8.3 per cent to £215.9 million from £199.4 million reflecting like-for-like growth in net property investment income of 4.3 per cent. Operating profit in 2002 was less reliant on the more volatile elements such as property trading and realised trading gains on listed property shares.
- Exceptional profits of £17.2 million include £6.5 million from the disposal of listed property shares held as fixed asset investments and net exceptional profits on the repurchase of unsecured bonds of £9.6 million.
- Interest charges increased to £129.3 million from £119.9 million reflecting expenditure on assets acquired both during the period and part way through the previous period.
- Profit on ordinary activities before taxation increased by 14 per cent to £103.8 million from £90.9 million.
- Interest cover has remained constant at around 1.67 times.
- Tax charge (adjusted) of 16.5 per cent (2001 – 14.7 per cent) before taking into account deferred tax on capital allowances under FRS 19. The low tax rate reflects the benefit from utilisation of tax losses, untaxed dividend income and lower overseas taxes.
- Annual dividend increased by 4.4 per cent to 23.75p per share maintaining the policy of distributing the group's recurring net income and retention of more volatile non-recurring profits.

Balance sheet

- Investment properties, including holdings through joint ventures increased from £4,055 million to £4,540 million. Net additions amounted to £319 million comprising primarily the Serramonte Shopping Center, California and the Victoria Centre, Nottingham.
- Investments reduced from £178.9 million to £150.6 million. Disposals earlier in the period were partly replaced by increased investment in Great Portland Estates.
- Net borrowings (including share of joint ventures' net borrowings) increased from £1,700 million to £1,889 million reflecting net additions to investment properties (including the completion of the purchase of King's Reach) less the proceeds of the equity issue.



Analysis of debt by type and maturity total debt £1,895 million

- 6.25% convertible bonds 2006 (£64m – 3%)
- Debentures and other fixed rate loans (£311.6m – 17%)
- Unsecured loan stock (£110.9m – 6%)
- Long-term secured non-recourse bank debt (£1,236m – 65%)
- Long-term secured bank debt (£172.5m – 9%)

- Shareholders' funds increased from £2,342 million (restated) to £2,683 million (now stated after provisions for deferred tax in respect of capital allowances of £60.9 million). The increase reflects the valuation surplus of £178.6 million on investment properties and joint ventures and £157 million of new equity raised through the share placing in November 2002.
- The ratio of debt to assets been maintained at 40 per cent.

Financing and debt structure

The group has continued to pursue an asset specific, non-recourse finance strategy primarily on the grounds of cost but also because of the improved risk profile. The objective is to avoid long-term debt at the corporate level so that the group is only exposed to covenant risk at the level of individual, or small groups of assets.

During 2002 this strategy was further implemented through a £211 million non-recourse loan secured on the Chimes, Uxbridge and The Glades, Bromley and a £67 million loan being the group's share of non-recourse loan secured on The Potteries, Hanley now held in a joint venture.

The pro forma set out below shows the balance sheet at 31 December 2002 assuming that all non-recourse loans are fully drawn and the cash made available to the group. The pro forma balance sheet has been further analysed to show the allocation of assets and liabilities to the secured and unsecured pools.

The pro forma statement of net ssets shown below is based on the balance sheet of Liberty International as at 31 December 2002, adjusted only to reflect the transactions set out in the notes below.

		Analysis of pro forma 31 December 2002	
	Pro forma 31 December 2002 £m	Secured assets and borrowings £m	Unsecured assets and borrowings £m
Secured assets	3,756	**3,756**	–
Unsecured assets	961	–	**961**
Total fixed assets	4,717	**3,756**	**961**
Cash and near cash	352[1]	**80**[3]	**272**
Total assets and cash resources	5,069	**3,836**	**1,233**
Other net liabilities	(145)	–	**(145)**
Secured borrowings	(2,066)[2]	**(2,066)**	–
Unsecured borrowings	(111)	–	**(111)**
Subordinated convertible debt	(64)	–	**(64)**
Shareholders' funds	2,683	**1,770**	**913**
Net debt to total assets	40%	**53%**	–

1 Includes £280 million additional cash as a result of full utilisation of non-recourse bank facilities.
2 Includes £730 million secured on MetroCentre and Braehead, £550 million secured on Lakeside, £211 million secured on The Chimes and The Glades and £67 million secured on The Potteries, each with recourse only to those specific assets.
3 Cash available only for capital expenditure on secured properties.

The analysis above shows that virtually all of the group's debt is in the form of secured and predominantly non-recourse financing.

Unsecured debt includes £64 million of subordinated convertible debt representing the only debt obligation with direct recourse to Liberty International PLC. Provided the share price remains above the conversion price of 450p, this debt should convert into equity on the exercise of the company's early redemption option at the end of 2003.

The balance of unsecured debt comprises CSC unsecured bonds. During 2002 the group repurchased £125 million nominal of the original £350 million of CSC unsecured bonds, which, together with purchases in 2001, reduced the balance outstanding to £113 million nominal. As the bonds were purchased at a discount to their carrying value this generated a surplus of £9.6 million.

The unencumbered pool of assets, including cash balances available to meet the obligations to unsecured debt and other creditors, amounts to over £1.2 billion. The ratio of gross unsubordinated debt to assets on the unsecured pool therefore amounts to 9 per cent (11 times covered), compared with the group's overall ratio of 40 per cent (2.5 times covered). This pool, including the available cash, will be used to finance the development programme and further finance can be raised in due course on both existing assets and new developments as they are completed. However, the overriding constraint is maintenance of prudent overall debt to assets and interest cover ratios. Given the currently prevailing yields and interest rates, our main internal constraints are that interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent.

Maturity and interest rate profile of debt as at 31 December 2002


£ billion
Average fixed rate – %
Unmatured debt
Unutilised facilities
Proportion fixed
Proportion fixed (including cap)
2.5
2.0
1.5
1.0
0.5
0
100
80
60
40
20
0
7.03%
6.86%
6.76%
6.90%
6.42%
6.42%
2003
2007
2012
2017
2022
2027

Maturity and interest profile of debt

The chart on page 50 shows the maturity profile of the group's debt and the profile of the fixed rate interest obligations over the same period. The first significant debt maturity does not arise until 2011 and at the end of 2002 undrawn facilities amounted to £530 million. Undrawn facilities are sufficient to cover all committed development expenditure expected to be incurred until the end of 2005.

Expenditure on the development programme will result in increased debt in the near term and the policy of substantially fixing all interest rate exposures for at least five years will continue.

During the period to 2010 substantially all interest payments are at fixed rates. In the short term the proportion of exposure to fixed rates is 92 per cent with the floating rate balance covered by interest rate caps. Interest rate swaps have also been used to extend the fixed rate cover beyond the expiry of underlying facilities, in some cases as far as 2031.

Foreign exchange

The group's net exposure to US Dollars remained substantially hedged throughout the period, except that, following the exceptional performance of Serramonte, around $30 million of net investment was unhedged at 31 December 2002.

Aidan Smith Finance Director

12 February 2003

Share price history since flotation 30 July 1992 – pence

Year ended 31 December	Closing net assets per share	Closing share price	Year's high	Year's low
1992	274	239.0	244.0	162.0
1993	291	355.0	359.0	237.0
1994	315	329.0	467.0	329.0
1995	375	344.0	371.0	303.0
1996	436	430.5	431.0	328.0
1997	525	472.5	536.5	429.5
1998	589	454.0	620.0	430.0
1999	696	458.0	499.0	414.0
2000	796	487.5	547.0	400.5
2001	827	483.5	558.5	462.5
2002	**862**	**564.5**	**626.5**	**484.0**

Share price history since flotation 30 July 1992


pence
900
800
700
600
500
400
300
200
100
Closing share price
Range of share price during year
Closing net assets per share
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Chairman and Executive Directors

01


02


03


04


05


06


07


Donald Gordon†‡ø **D Econ Sc(hc)(Wits)** 01
Chairman Age 72
Appointed a Director in 1981 and Chairman in 1986.
He is Honorary President for life of Liberty Group Limited (formerly the controlling shareholder of Liberty International).
He is Chairman of CSC and Capital & Counties.

David Fischelø 02
Chief Executive Age 44
Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

Aidan Smith 03
Finance Director Age 43
Joined Liberty International in 1986. Appointed Financial Controller in 1990 and Finance Director in 1998.

John Abel 04
Managing Director of CSC Age 58
Appointed a Director in December 2000. Joined the group in 1972, appointed as a Director of CSC in 1994 and Managing Director of CSC in March 2001.

Peter Badcock 05
Director of Finance and Operations, CSC Age 58
Appointed a Director in December 2000. Joined the group in 1994 as Executive Director of Finance and Operations of CSC.

John Saggers 06
Managing Director of Capital & Counties Age 56
Joined the group in 1973. Appointed an Executive Director of Capital & Counties in 1985 and Managing Director in 1994.
Appointed an Executive Director of Liberty International in 1999.

Farrell Sher 07
Director of Legal and Corporate Affairs Age 58
Appointed a non-executive Director of the company in 1994 and in 1997 Executive Director in charge of legal and corporate affairs.
Will be retiring from the group at the 2003 Annual General Meeting.

†Member of the Remuneration Committee
‡Member of the Nomination Committee
øChairman's Committee

Executive management


01


02


03


04


05


06


07

Bill Black 01
Director of Capital & Counties Age 52
Appointed a Director of Capital & Counties in 1994. Joined the group in 1984. Responsible for the management of Capital & Counties' UK investment properties.

Richard Cable 02
Director of CSC Age 43
Appointed a Director of CSC in 2000. Joined the group in 1988. Responsible for development of CSC's shopping centre portfolio.

Kay Chaldecott 03
Director of CSC Age 40
Appointed a Director of CSC in 2000. Joined the group in 1984. Responsible for the investment management of CSC's shopping centre portfolio.

Gary Marcuccilli 04
Director of Capital & Counties Age 43
Appointed a Director of Capital & Counties in 1999, having joined the group in 1987. Responsible for new business and development of Capital & Counties in the UK.

Susan Folger 05
Group Company Secretary Age 43
Joined Liberty International as Group Company Secretary in 2000.

Mark Kildea 06
Group Treasurer Age 37
Joined Liberty International in 1995 and became Group Treasurer in 1998.

Turner Newton 07
President of Capital & Counties U.S.A. Inc Age 49
Joined the group as Senior Vice President and Director of Capital & Counties U.S.A. in 1986. Appointed Chief Executive of Capital & Counties U.S.A. in 1994.

Non-executive Directors

Robin Baillie*†‡ø Age 69
Appointed a non-executive Director in 1988. Chairman of the Remuneration Committee. Senior Independent Director. A non-executive Director of Henderson Global Investors (Holdings) plc, and Chairman of Invesco Asia Trust PLC. Formerly Managing Director of Standard Chartered Merchant Bank and Chairman of Wren PLC.

David Bramsonø Age 61
Appointed a non-executive Director in 2001.
Senior Partner of Nabarro Nathanson from 1995 until his retirement in April 2001, he is now a consultant to the firm.

Robin Buchanan*†‡ø Age 50
Appointed a non-executive Director in 1997. UK Senior Partner and Director of Bain & Company Inc., the global strategy consultants.

Patrick Burgess MBE*ø Age 58
Appointed a non-executive Director in 2001. Chairman of Audit Committee. Partner of law firm Jones Day Gouldens. Non-executive Director of First Technology PLC and London Forfaiting Company PLC. A member of The London Stock Exchange Appeal Committee for the Alternative Investment Market.

Graeme Gordon Age 39
Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

Richard Gordon Age 44
Appointed as Alternate Director to Donald Gordon and Graeme Gordon in 2001. A non-executive Director of CSC.

Douglas Leslie Age 55
Appointed a Director in 2000. Joined the group in 1994 as Managing Director of CSC, a position he held until retiring from executive responsibilities in March 2001.

Michael Rapp*†‡ø Age 67
Appointed a non-executive Director in 1986. A Director of Liberty Group Limited and formerly a Director of Standard Bank Group Limited.

*Member of the Audit Committee
†Member of the Remuneration Committee
‡Member of the Nomination Committee
øChairman's Committee

The Directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31 December 2002.

Principal activities

The principal activity of Liberty International PLC ("Liberty International") is that of an investment holding company incorporated in the United Kingdom whose business is the making of selected investments with long-term potential in the property sector predominantly, but not exclusively, in the United Kingdom.

Liberty International's activities are focussed on its two major subsidiaries: Capital Shopping Centres PLC ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties plc ("Capital & Counties"), which engages in commercial and retail property investment, management and development both in the United Kingdom and the USA.

Operating and financial review

The Chairman's statement and review of operations on pages 6 to 20 and the Financial review on pages 48 to 51 provide detailed information relating to the group, the operation and development of the business and the results and financial position for the year ended 31 December 2002.

Future prospects

Future prospects are dealt with in the combined Chairman's statement and review of operations.

Results and financial position

The group's results are set out in full in the consolidated profit and loss account on page 62, the consolidated balance sheet on page 63 and the notes relating thereto.

Dividends

The Directors declared an interim ordinary dividend of 11.25p (2001 – 10.75p) per share on 31 July 2002, which was paid on 16 September 2002, and have recommended a final ordinary dividend of 12.5p per share (2001 – 12p) which will be paid on 2 May 2003 to shareholders (including the holders of the 28.4 million shares placed on 13 November 2002) on the register on the Record Date, 11 April 2003. The Sterling/Rand conversion rate on which payment of the dividend in South Africa will be calculated will be fixed on 27 March 2003. The Directors will not be offering a share dividend alternative to the 2002 final cash dividend.

The dividends absorbed £69.6 million.

Share capital

Details of the changes during the year in the issued share capital are set out in note 24 on page 83.

Going concern

After making enquiries, the Directors have reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Internal control

The statement on corporate governance on pages 99 to 101 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Directors

Mr P. Sober retired as a non-executive Director at the Annual General Meeting held on 26 March 2002.

In accordance with the Articles of Association, Mr D.A. Fischel, Mr J.I. Saggers, Mr R.W.T. Buchanan, Mr G.J. Gordon and Mr M. Rapp fall to retire by rotation. All such Directors retiring by rotation, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting of the company. The terms of appointment of Messrs Fischel and Saggers provide for termination by either party giving not less than 12 months' notice; for the other Directors retiring by rotation, termination may be by either party giving less than 12 months' notice. In addition, Mr F.B. Sher has indicated his intention to retire as Director at the forthcoming Annual General Meeting.

Biographies of the Directors of Liberty International are set out on pages 52 and 54.

Directors' interests

The interests of the Directors and their families in shares in the company and its subsidiaries during the year are set out in note 34 to the accounts on pages 89 to 93.

Substantial shareholdings

At 27 January 2003 Liberty International had 14,908 shareholders and had been notified under the provisions of the Companies Act 1985 of the following substantial interests:

Mr D. Gordon has notified an interest, including a non-beneficial interest held by The Donald Gordon Foundation, in 35,437,564 (11.34 per cent) ordinary shares of Liberty International. Mrs W.D. Appelbaum has notified a beneficial interest in 16,400,000 (5.25 per cent) ordinary shares of Liberty International.

The above interests of Mr D. Gordon, Mrs Appelbaum plus interests of other members of the Gordon family have been disclosed under the Rules governing the Substantial Acquisition of Shares as a combined total of 64,024,981 (20.48 per cent) ordinary shares of Liberty International.

Liberty Group Limited has notified a beneficial interest in 16,262,702 shares (5.2 per cent). Additionally, a non-beneficial interest in 11,598,249 shares (3.7 per cent) was held on behalf of clients by Stanlib Asset Management Limited, a company jointly owned by Liberty Group Limited and its parent company, Standard Bank Group Limited.

Other interests in the ordinary shares of Liberty International have been notified by Old Mutual plc, who held 13,125,893 shares (4.20 per cent), The Capital Group of Companies, Inc, who held 12,008,532 shares (3.84 per cent), and Legal & General Investment Management Limited, who held 9,946,507 shares (3.18 per cent).

Employees
The majority of employees are employed by CSC and Capital & Counties. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements. The annual bonus scheme, share incentive plan and share option arrangements help develop employees' interest in the company's performance; full details of these arrangements are given in the Directors' remuneration report on pages 102 to 107. Note 35 on pages 94 and 95 contains details of options and conditional awards of shares under the annual bonus scheme and share incentive plan currently outstanding.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

The Liberty International group provides retirement benefits for the majority of its employees. Details of the group pension arrangements are set out in note 36 on pages 95 to 98.

The environment
The group has adopted a Corporate Social Responsibility ("CSR") policy and copies of the booklet which describes the policy and the group's aims are available on request either via the Company's website or by contacting the Company Secretary's office.

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two subsidiaries, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management systems are regularly reviewed to ensure that the company maintains its commitment to environmental matters.

Donations
During the year, the group made charitable donations amounting to £53,733. No political donations were made in the year.

Creditor payment policy
The company's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the company's policy is to: (a) settle the terms of payment with those suppliers when agreeing the terms of each transaction; (b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and (c) pay in accordance with its contractual and other legal obligations. The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2002 and the amounts owed to its creditors as at 31 December 2002 was 81 days (2001 – 27 days), as calculated in accordance with the requirements of the Companies Act.

Auditors
Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 20 January 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting
The notice convening the 2003 Annual General Meeting of the company is distributed separately with the Annual Report or Annual Review and Summary Financial Report to shareholders.

Included in the business of the Annual General Meeting is the proposed amendment of the company's Articles of Association to bring them in line with modern best practice.

By Order of the Board

S. Folger Secretary

12 February 2003

To the members of Liberty International PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the statement of cash flow, the statement of total recognised gains and losses, the note of historical cost profits and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ("the auditable part").

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement and review of operations and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2002 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

12 February 2003

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and the group and of the profit of the group for that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;
(b) make judgements and estimates that are reasonable and prudent;
(c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
(d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements of the company is placed on the Liberty International PLC website. The maintenance and integrity of the website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

S. Folger Secretary

12 February 2003

Consolidated profit and loss account

For the year ended 31 December 2002

	Notes	2002 £m	2001 Restated* £m
Turnover, including share of joint ventures		**351.1**	331.0
Less: share of joint ventures	10	**(6.5)**	–
Group turnover	1	**344.6**	331.0
Property investment income			
Rents receivable		**272.6**	258.3
Service charge and other income		**51.5**	41.0
		324.1	299.3
Rents payable		**(37.0)**	(45.0)
Property outgoings		**(66.8)**	(50.4)
Net property investment income		**220.3**	203.9
Property trading		**5.1**	6.3
Investment and financial services income		**7.2**	5.6
Realised trading gains on listed property shares		**–**	3.5
Administrative expenses		**(20.5)**	(19.9)
Group operating profit	1	**212.1**	199.4
Share of operating profit of joint ventures	10	**3.8**	–
Operating profit including joint ventures		**215.9**	199.4
Exceptional profit on disposal of fixed assets and subsidiaries	2	**8.6**	4.0
Profit before interest and taxation		**224.5**	203.4
Net interest (payable)/receivable – recurring	3	**(129.3)**	(119.9)
Net interest (payable)/receivable – exceptional	3	**8.6**	7.4
Profit on ordinary activities before taxation		**103.8**	90.9
Taxation on profit on ordinary activities	5	**(18.2)**	(16.4)
Taxation on profit on exceptional items	5	**(4.6)**	(2.8)
Profit on ordinary activities after taxation		**81.0**	71.7
Equity minority interests		**–**	(0.9)
Profit for the financial year		**81.0**	70.8
Ordinary dividends – paid and proposed	7	**(69.6)**	(62.3)
Transfer to retained profit		**11.4**	8.5
Dividends per ordinary share	7	**23.75p**	22.75p
Earnings per share before exceptional items (adjusted)	8	**25.58p**	24.49p
Earnings per share (basic)	8	**28.54p**	25.89p
Earnings per share (diluted)	8	**27.91p**	25.56p
Weighted average number of shares	8	**283.6m**	273.6m

*Restated for the effect of change of accounting policy in respect of deferred tax (see note 5)

Consolidated balance sheet

As at 31 December 2002

	Notes	Group 2002 £m	Group 2001 Restated* £m	Company 2002 £m	Company 2001 Restated* £m
Investment properties	9	**4,396.3**	4,055.0	**–**	–
Investment in joint ventures:					
Share of gross assets	10	**144.3**	–	**–**	–
Share of gross liabilities	10	**(66.6)**	–	**–**	–
		77.7	–	**–**	–
Other tangible assets	11	**0.9**	0.5	**–**	–
Investment in group companies	12	**–**	–	**2,546.9**	2,342.4
Other investments	13	**176.2**	196.8	**113.6**	135.8
		4,651.1	4,252.3	**2,660.5**	2,478.2
Current assets:					
Trading properties	14	**66.7**	68.3	**–**	–
Debtors	15	**75.2**	50.1	**400.3**	790.4
Other short-term investments	16	**1.1**	1.9	**–**	–
Cash and near cash investments	17	**71.7**	84.2	**–**	–
		214.7	204.5	**400.3**	790.4
Creditors: amounts falling due within one year	18	**(224.4)**	(270.8)	**(313.1)**	(856.3)
Net current (liabilities)/assets		**(9.7)**	(66.3)	**87.2**	(65.9)
Total assets less current liabilities		**4,641.4**	4,186.0	**2,747.7**	2,412.3
Creditors: amounts falling due after more than one year:					
Loans	19	**(1,817.9)**	(1,707.9)	**–**	–
Subordinated convertible debt	19	**(64.0)**	(70.4)	**(64.0)**	(70.4)
Other creditors		**(1.0)**	(0.5)	**–**	–
		(1,882.9)	(1,778.8)	**(64.0)**	(70.4)
Provisions for liabilities and charges	23	**(75.0)**	(65.3)	**(0.2)**	–
Net assets		**2,683.5**	2,341.9	**2,683.5**	2,341.9
Capital and reserves:					
Called up ordinary share capital	24	**156.3**	142.1	**156.3**	142.1
Share premium account	25	**489.3**	346.0	**489.3**	346.0
Revaluation reserve	25	**1,458.3**	1,319.0	**815.5**	623.2
Other reserves	25	**546.9**	546.9	**61.3**	61.3
Profit and loss account	25	**32.7**	(12.1)	**1,161.1**	1,169.3
Total shareholders' funds		**2,683.5**	2,341.9	**2,683.5**	2,341.9
Net assets per share (adjusted)	26	**878p**	844p		
Net assets per share (diluted, adjusted)	26	**862p**	827p		

*Restated for the effect of change of accounting policy in respect of deferred tax (see note 5)

Approved by the Board on 12 February 2003

D. Gordon Chairman **D.A. Fischel** Chief Executive

Statement of group total recognised gains and losses

	2002 £m	2001 Restated* £m
Profit for the financial year	**81.0**	70.8
Increase in valuation of investment properties	**174.3**	11.7
Group's share of increase in valuation of joint ventures	**4.3**	–
Unrealised (deficit) on other fixed asset investments	**(2.5)**	(3.7)
Current tax relating to realisation of gains recognised in prior periods	**(3.5)**	–
Exchange adjustments offset in reserves and other movements	**0.1**	0.6
Total recognised gains for the financial year	**253.7**	79.4
Prior year adjustment (note 5)	**(56.8)**	
Total gains recognised since last annual report	**196.9**	

Reconciliation of movements in group shareholders' funds

	2002 £m	2001 Restated* £m
Opening shareholders' funds as previously stated	**2,398.7**	2,352.7
Prior year adjustment (note 5)	**(56.8)**	(52.1)
Opening shareholders' funds (restated)	**2,341.9**	2,300.6
Recognised gains and losses for the financial year	**253.7**	79.4
Dividends	**(69.6)**	(62.3)
Ordinary shares issued	**157.5**	32.9
Cancellation of shares	**–**	(8.7)
Closing shareholders' funds at 31 December	**2,683.5**	2,341.9

Note of group historical cost profits and losses

	2002 £m	2001 Restated* £m
Profit on ordinary activities before taxation	**103.8**	90.9
Prior year revaluation surplus realised	**30.2**	1.2
Historical cost profit on ordinary activities before taxation	**134.0**	92.1
Historical cost profit retained for the period after taxation, minority interests and dividends	**41.6**	9.7

*Restated for the effect of change of accounting policy in respect of deferred tax (see note 5)

Consolidated statement of group cash flows

	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	27	**201.8**	187.4
Returns on investments and servicing of finance	27	**(130.9)**	(117.9)
Taxation paid		**(12.6)**	(24.9)
Capital expenditure and financial investment	27	**(288.5)**	(147.9)
Acquisitions and disposals	29	**–**	35.9
Equity dividends paid		**(64.7)**	(60.8)
Cash outflow before use of liquid resources and financing		**(294.9)**	(128.2)
Management of liquid resources	27	**5.3**	39.3
Financing	28	**282.1**	111.0
(Decrease)/increase in cash during the period		**(7.5)**	22.1

Reconciliation of net cash flow to movement in net debt

	Notes	2002 £m	2001 £m
(Decrease)/increase in cash during the period		**(7.5)**	22.1
Net cash inflow from increase in debt		**(122.9)**	(127.5)
Non cash change in net debt		**12.5**	32.9
Cash inflow from decrease in liquid resources		**(5.0)**	(42.3)
Movement in net debt during the period		**(122.9)**	(114.8)
Net debt at 1 January		**(1,700.4)**	(1,585.6)
Net debt at 31 December	21	**(1,823.3)**	(1,700.4)

Principal accounting policies

Accounting convention and basis of preparation

The financial statements are prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments as described below.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings. As provided by Section 230(3) of the Companies Act 1985, a separate profit and loss account is not presented for the company.

Joint ventures are accounted for under the gross equity method. The group's share of gross assets and gross liabilities of joint ventures is shown on the face of the consolidated balance sheet. The group's share of the operating profit of joint ventures is shown separately in the consolidated profit and loss account.

Change in accounting policy

Deferred tax is not recognised in respect of valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. However, the adoption of FRS 19 has resulted in a change of accounting policy for deferred tax on other timing differences. Deferred tax is now provided for in full on tax liabilities arising from all other timing differences including capital allowances, irrespective of the likelihood of their eventual reversal.

Where appropriate, previously reported figures have been restated to show the financial effect of this change in accounting policy as set out in note 5.

Goodwill

Goodwill arising on acquisition of group undertakings is carried as an intangible asset and is amortised over its estimated useful economic life which does not exceed 20 years.

The negative goodwill which arose as a result of the acquisition of the minority interest in CSC during 2000 has been credited to other reserves. This is not in accordance with FRS 10 which requires that negative goodwill should be presented as a negative asset immediately below the goodwill heading on the balance sheet. Since the negative goodwill relates to investment properties which are neither depreciated nor held for resale, the negative goodwill could remain on the balance sheet as a negative asset indefinitely. The Directors consider that the treatment required by FRS 10 would not show a true and fair view, as it would not properly reflect the particular transaction or correctly state the net assets of the group. The treatment adopted is not inconsistent with the requirements of the Companies Act 1985.

Investment properties

Completed investment properties are professionally valued on an open market basis by external valuers at the balance sheet date. Surpluses and deficits arising during the year are reflected in the revaluation reserve.

Investment properties under development and land are included in the balance sheet at cost. Provision is made where necessary for any anticipated valuation deficiencies arising on completion. Cost includes interest and other attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included.

Depreciation
In accordance with Statement of Standard Accounting Practice 19, no depreciation is provided in respect of freehold or long leasehold investment properties including integral plant. The requirement of the Companies Act 1985 is to depreciate all properties but that requirement conflicts with the generally accepted principles set out in Statement of Standard Accounting Practice 19. The Directors consider that, as these properties are held for investment, to depreciate them would not give a true and fair view and it is necessary to adopt Statement of Standard Accounting Practice 19 for the accounts to show a true and fair view.

The financial effect of the departure from the Act cannot reasonably be quantified, as depreciation is only one of the many factors reflected in the annual valuation of properties so the amount which might otherwise have been charged cannot be separately identified or quantified.

The value of short leasehold investment properties (under 20 years) at the beginning of the year is amortised over the remaining term of the lease.

Other fixed assets are depreciated mainly by equal instalments over their expected economic lives which do not exceed five years.

Trading properties
Trading properties and land are included in the balance sheet at the lower of cost and net realisable value. Cost consists of direct cost excluding interest. Profits on sales are recognised only when legal title passes.

Other investments
Listed fixed asset investments are revalued to their mid-market listed values ruling at the balance sheet date. Other fixed asset investments are carried in the balance sheet at Directors' valuation based on net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Other listed investments held as current assets are revalued to market value and the resulting gains or losses are taken through the profit and loss account. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires that such assets be stated at the lower of cost and net realisable value, or that if revalued, any revaluation differences be taken to revaluation reserve. The Directors consider that these requirements would fail to give a true and fair view of the profit for the year of the company since the marketability of the securities enables decisions to be taken continually about whether to hold or sell them, and hence the economic measure of profit in any period is properly made by reference to market values.

Interests in subsidiary undertakings
Interests in subsidiary undertakings are carried in the company balance sheet at net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Turnover
Property turnover consists of gross rental income calculated on an accruals basis, together with sales and services in the ordinary course of business, excluding sales of investment properties. In accordance with UITF 28, rental income receivable in the period from lease commencement to the earlier of the first market rent review and the lease end date is spread evenly over that period. Any incentive for lessees to enter into a lease agreement is spread over the same period.

Turnover in respect of financial services, investment and other income represents investment income, fees and commissions earned on an accruals basis and profits or losses recognised on investments held for the short term.

Cost of sales
For property, cost of sales consists of ground rents payable, rents payable by way of participating interests of funding partners and other property outgoings directly attributable to investment and trading properties. For financial services, cost of sales includes direct costs relating to financial services business other than those attributable to administrative costs.

Taxation
Corporation tax is provided at the current rate on taxable profits. Tax payable upon realisation of revaluation gains recognised in prior periods is recorded as a movement in reserves and reported in the statement of total recognised gains and losses.

Deferred taxation is provided in full on timing differences other than valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. Deferred taxation is provided on the difference between the tax written down value and book value of all assets and on chargeable capital gains on those investments and investment properties earmarked for sale at the date of the accounts. This liability is not discounted. The potential amount of taxation which would be payable if all valuation surpluses on investments held for the long term were to be realised is disclosed in note 5 to the accounts.

Pensions
The expected cost to the group of defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes.

The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rate of exchange ruling at the balance sheet date. Results in foreign currencies are translated into sterling at the average rate of exchange for the period. Exchange differences arising from the retranslation of the opening net investment in overseas undertakings, after taking account of related foreign currency borrowings and other hedging instruments, are recorded as adjustments to the appropriate opening reserves and are reported in the statement of total recognised gains and losses. Other exchange differences are dealt with through the profit and loss account.

Debt instruments, derivatives and financial instruments

Debt instruments are stated at their net issue proceeds, adjusted for amortisation of issue costs. Profits and losses in respect of derivatives and other financial instruments, where these have been entered into in accordance with the group's policies in relation to hedging of interest rate and currency risk, are recognised on an accruals basis, reflecting the cash flows over the life of the instrument. No adjustment is made in the accounts in respect of the market value of such instruments unless such instruments are judged to be in excess of current or future hedging requirements.

Notes to the accounts

1 Segmental reporting

	Group turnover		Group operating profit		Attributable net assets	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 Restated £m
Property investment						
UK shopping centres	**244.9**	227.7	**161.2**	146.5	**3,522.3**	3,216.9
Commercial properties						
United Kingdom	**58.3**	53.4	**45.2**	45.5	**705.3**	712.2
United States	**20.9**	18.2	**13.9**	11.9	**168.7**	125.9
Property trading	**11.9**	11.1	**5.1**	6.3	**66.7**	68.3
Investment and financial services income	**8.6**	17.1	**7.2**	5.6	**151.7**	180.8
Realised trading gains on listed property shares	–	3.5	–	3.5	–	–
	344.6	331.0	**232.6**	219.3	**4,614.7**	4,304.1
Administrative expenses			**(20.5)**	(19.9)		
			212.1	199.4		
Non interest bearing assets and liabilities					**(107.9)**	(261.8)
Interest bearing assets and liabilities:						
Cash and near cash investments					**71.7**	84.2
Short-term borrowings					**(13.1)**	(6.3)
Long-term borrowings					**(1,881.9)**	(1,778.3)
					2,683.5	2,341.9
Geographical analysis:						
United Kingdom	**315.5**	311.4	**197.9**	188.2	**2,584.3**	2,256.7
United States	**29.1**	19.6	**14.2**	11.2	**99.2**	85.2
	344.6	331.0	**212.1**	199.4	**2,683.5**	2,341.9

Turnover has been analysed by reference to geographical origin. Turnover analysed by geographical destination would be the same.

All turnover derives from continuing operations.

2 Exceptional profit on disposal of fixed assets and subsidiaries

	2002 £m	2001 £m
(Loss)/profit arising on disposal of investment properties	**(0.7)**	0.2
Profits arising on disposal of fixed asset investments	**6.5**	0.7
Profits arising on disposal of subsidiaries	**2.8**	3.1
	8.6	4.0

3 Net interest (payable)/receivable

(a) Net interest (payable)/receivable – recurring

	2002 £m	2001 £m
Interest payable		
On bank loans, overdrafts and other loans wholly repayable within five years	**(7.3)**	(16.0)
On sums not wholly repayable within five years	**(124.1)**	(103.7)
On subordinated convertible debt	**(2.8)**	(8.1)
	(134.2)	(127.8)
Interest receivable	**3.8**	4.2
	(130.4)	(123.6)
Adjustment in respect of interest capitalised on investment properties under development	**1.2**	3.7
Group net interest (payable)	**(129.2)**	(119.9)
Share of interest (payable) by joint ventures (note 10)	**(0.1)**	–
	(129.3)	(119.9)

Interest is capitalised, gross of tax, on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments during the year.

(b) Net interest (payable)/receivable – exceptional

	2002 £m	2001 £m
Repurchase of CSC unsecured bonds	**9.6**	8.3
Repurchase of Liberty International convertible bonds	**(1.0)**	(8.7)
Early termination of interest rate hedging contracts	**–**	8.9
Other exceptional finance charges	**–**	(1.1)
	8.6	7.4

4 Profit on ordinary activities before taxation

	2002 £m	2001 £m
Profit on ordinary activities before taxation is arrived at after charging:		
Amortisation of short leaseholds	**1.1**	1.0
Amortisation of goodwill	**–**	0.2
Depreciation	**0.3**	0.7
Auditors' remuneration (company £35,000 (2001 – £55,000))	**0.4**	0.3
Remuneration paid to the company's auditors for non-audit work	**0.4**	0.4
Staff costs (note 35)	**25.8**	25.5

5 Taxation on profit on ordinary activities

(a) Change of accounting policy

For the year ended 31 December 2001 the group accounting policy was to provide for deferred tax to the extent that it was probable that a liability would crystallise, on the liability method on short-term timing differences. Following the introduction of FRS 19 this policy has changed with the effect that deferred tax is now provided in full on tax liabilities arising from all timing differences, other than revaluation surpluses, regardless of their likelihood of reversal. The taxation charge and deferred tax provision have been adjusted in respect of prior years to reflect this change of accounting policy.

5 Taxation on profit on ordinary activities continued

(a) Change of accounting policy continued

The deferred tax provision as at 31 December 2001 increased by £56.8 million and consequently reserves decreased by that amount. The tax charge for the period ended 31 December 2001 has been increased by £4.7 million, as set out below, and consequently earnings per share for the period ended 31 December 2001 decreased by 1.72p per share.

	2002 £m	2001 £m
Taxation on profit on ordinary activities	**(14.1)**	(11.7)
Adjustment for change of accounting policy	**(4.1)**	(4.7)
Taxation on profit on ordinary activities (restated)	**(18.2)**	(16.4)

(b) Taxation charge for the financial year

	2002 £m	2001 £m
Current United Kingdom corporation tax at 30% (2001 – 30%) on profits excluding exceptional items	**(14.4)**	(13.0)
Prior year items	**1.2**	1.8
	(13.2)	(11.2)
Overseas taxation	**(0.2)**	(0.5)
Total group current taxation	**(13.4)**	(11.7)
Deferred taxation	**(4.1)**	(4.7)
Attributable to joint ventures	**(0.7)**	–
Tax on ordinary items	**(18.2)**	(16.4)
Tax on exceptional items	**(4.6)**	(2.8)
Total tax charge	**(22.8)**	(19.2)
Exclude deferred tax charge – on ordinary items	**4.1**	4.7
– on exceptional items	**2.4**	2.7
Current tax charge	**(16.3)**	(11.8)

Factors affecting the tax charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 £m
Profit on ordinary activities before taxation	**103.8**	90.9
Profit on ordinary activities multiplied by the standard rate in the UK (30%)	**31.1**	27.3
Utilisation of tax losses	**(3.4)**	(1.6)
Capital allowances	**(5.1)**	(4.3)
Deferred tax on exceptional items	**(2.4)**	(2.7)
Prior year items	**(1.2)**	(1.8)
Overseas taxation, including joint ventures	**(0.5)**	(2.2)
Reduced tax on disposal of properties and subsidiaries	**(0.6)**	(0.6)
Untaxed dividends	**(1.7)**	(1.0)
Expenses disallowed, net of capitalised interest	**0.1**	(1.3)
	16.3	11.8

5 Taxation on profit on ordinary activities continued

(c) Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £414.3 million (2001 – £373.6 million) would be required, assuming investment properties and investments were disposed of at 31 December 2002 at their carrying value. The amount is undiscounted and takes no account of the long-term deferral of the liability until eventual disposal or of the benefit from future inflation-linked indexation allowances.

6 Profit for the financial year attributable to shareholders of Liberty International

Profits of £55.9 million are dealt with in the accounts of the holding company in respect of the year (2001 – £732.8 million). No profit and loss account is presented for the company as permitted by Section 230 Companies Act 1985.

7 Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim ordinary dividend paid of 11.25p per share (2001 – 10.75p)	**(31.4)**	(28.8)
Final ordinary dividend proposed of 12.5p per share (2001 – 12.0p)	**(38.2)**	(33.5)
	(69.6)	(62.3)

Dividends of £1.3 million have been waived by LI Share Plan (Jersey) Limited as Trustee of the ESOP in respect of 2002 (note 13). Details of the shares in issue are given in note 24.

8 Earnings per share

	2002 millions	2001 millions
Weighted average ordinary shares in issue	**288.4**	278.2
Weighted average ordinary shares held by ESOP	**(4.8)**	(4.6)
Weighted average ordinary shares in issue for calculation of basic earnings per share	**283.6**	273.6
Effect of dilution	**13.6**	35.3
Weighted average ordinary shares in issue for calculation of diluted earnings per share	**297.2**	308.9

	2002 £m	2001 Restated £m
Earnings used for calculation of basic earnings per share	**81.0**	70.8
Exceptional items, net of tax	**(12.6)**	(8.6)
Add back additional deferred tax arising on the adoption of FRS 19	**4.1**	4.7
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**72.5**	66.9
Earnings used for calculation of basic earnings per share	**81.0**	70.8
Effect of dilution	**2.0**	8.1
Earnings used for calculation of diluted earnings per share	**83.0**	78.9

9 Investment properties

	Freehold £m	Leasehold over 50 years £m	Leasehold under 50 years £m	Total £m
Completed properties at external valuation:				
At 31 December 2001	2,145.3	1,874.5	5.5	**4,025.3**
Additions	260.8	45.0	–	**305.8**
Disposals, including transfers to joint ventures	(41.3)	(143.5)	–	**(184.8)**
Foreign exchange fluctuations	(10.0)	–	–	**(10.0)**
Reclassification – completed developments	14.6	–	–	**14.6**
Amortisation	–	–	(1.1)	**(1.1)**
Surplus on valuation	112.8	61.5	–	**174.3**
At 31 December 2002	**2,482.2**	**1,837.5**	**4.4**	**4,324.1**
Properties under development at cost:				
At 31 December 2001 (including £1.3 million capitalised interest)	20.2	9.5	–	**29.7**
Additions	48.8	9.6	–	**58.4**
Reclassification – completed developments	(14.6)	–	–	**(14.6)**
Reclassification – trading properties	(1.3)	–	–	**(1.3)**
At 31 December 2002 (including £2.0 million capitalised interest)	**53.1**	**19.1**	**–**	**72.2**
Investment properties:				
At 31 December 2002	**2,535.3**	**1,856.6**	**4.4**	**4,396.3**
At 31 December 2001	2,165.5	1,884.0	5.5	4,055.0

	UK £m	US £m	Total £m
Geographical analysis	**4,227.6**	**168.7**	**4,396.3**

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2002 by external valuers in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors, on the basis of open market value, gross of purchasers' costs. In the UK, properties were valued by either DTZ Debenham Thorpe Tie Leung, Chartered Surveyors, CB Hillier Parker, Chartered Surveyors, Matthews and Goodman, Chartered Surveyors or Richard Ellis St Quintin, Chartered Surveyors. In the United States properties were valued by Jones Lang LaSalle.

The historic cost of completed investment properties was £2,562.4 million (2001 – £2,340.8 million). In accordance with the group's accounting policy and Statement of Standard Accounting Practice 19, no depreciation has been charged in respect of freehold or long leasehold investment properties. The effect of this departure from the Companies Act 1985 has not been quantified because it is impracticable and, in the opinion of the Directors, would be misleading.

9 Investment properties continued

Investment properties, including those held through joint ventures, are valued without deduction of purchasers' costs as the Directors do not consider such deduction to be appropriate as there is no current intention to dispose of the assets and stamp duty, which at 4 per cent in the UK comprises the majority of the cost, is not payable by the vendor. For information, provision for purchasers' costs at 5 per cent in the UK and 3.5 per cent in the US would amount to £179.0 million in respect of UK shopping centres and £41.2 million in respect of the other commercial properties (2001 – £160.4 million and £39.0 million respectively). The amount disclosed in note 5 in respect of contingent deferred taxation would be reduced by 30 per cent of the above amounts if provision had been made for these purchasers' costs.

Included in properties under development is £40 million, being the initial payment in respect of the development of the Chapelfield Shopping Centre (see note 30).

10 Joint ventures

	Liberty International share 2002 £m
Summarised profit and loss account	
Gross rental income	**6.5**
Net rental income	**3.8**
Net interest payable	**(0.1)**
Tax	**(0.7)**
Profit after tax	**3.0**
Summarised statement of total recognised gains and losses	
Profit retained for the year	**3.0**
Unrealised surplus on revaluation	**4.3**
Total return	**7.3**
Summarised balance sheet	
Investment properties at valuation	**136.4**
Development and trading properties at cost	**7.4**
Total properties	**143.8**
Current assets	**0.5**
Gross assets	**144.3**
Current liabilities	**(0.5)**
Debt falling due after one year	**(66.1)**
Gross liabilities	**(66.6)**
Net assets	**77.7**

The Potteries Shopping Centre Limited Partnership ("The Potteries LP") was established in October 2002, registered in England and Wales, for investment in The Potteries Shopping Centre, Hanley, Stoke-on-Trent. The Potteries LP is held equally on a 50:50 basis and has a 31 December year end. All other joint ventures are registered in the United States, are held equally on a 50:50 basis and are in the business of property investment.

11 Other tangible assets

	Cost £m	Accumulated depreciation £m	Net £m
At 31 December 2001	4.8	(4.3)	0.5
Additions	0.7	–	0.7
Disposals	(0.2)	0.2	–
Charge for the year	–	(0.3)	(0.3)
At 31 December 2002	**5.3**	**(4.4)**	**0.9**

Other tangible assets include vehicles, fixtures, fittings and other office equipment.

12 Investment in group companies

	Company £m
At 31 December 2001 (as previously stated)	2,399.2
Restatement (see note 5)	(56.8)
At 31 December 2001 (restated)	2,342.4
Additions	1.0
Revaluations	203.5
At 31 December 2002	**2,546.9**

Investment in group companies includes equity and debt investments. The historical cost of company investments at 31 December 2002 was £1,820.2 million (2001 – £1,819.2 million).

13 Other investments

	Listed shares and units £m	Own shares £m	Group Total £m	Company Total £m
At 31 December 2001	178.9	17.9	**196.8**	**135.8**
Additions	44.4	11.3	**55.7**	**55.7**
Disposals	(70.2)	–	**(70.2)**	**(70.2)**
Revaluations to market value	(2.5)	–	**(2.5)**	**(4.1)**
Allocations	–	(3.6)	**(3.6)**	**(3.6)**
At 31 December 2002	150.6	25.6	**176.2**	**113.6**

Investments in listed shares and units are listed on the London stock exchange and include 19.4 per cent of the ordinary share capital of Great Portland Estates P.L.C. (2001 – 9.4 per cent).

Other investments of the company comprise £25.6 million investments in own shares and £88.0 million investments in listed shares and units (2001 – £17.9 million and £117.9 million respectively).

Investment in own shares represents 5,857,259 ordinary shares in Liberty International (2001 – 4,639,625 shares) with a nominal value of £2.9 million (2001 – £2.3 million). The historic cost of own shares at 31 December 2002 was £28.4 million (31 December 2001 – £20.3 million). The shares are held by the Trustee of the Employee Share Ownership Plan ("ESOP") operated by the company. The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements as described in the Directors' remuneration report on pages 102 to 107. All own shares are stated at cost less amounts written off in respect of allocations to employees. The market value of the Liberty International shares at 31 December 2002 was £33.1 million (2001 – £22.4 million). Dividends payable on these shares have been waived by agreement. The costs of administering the ESOP are included in administration costs of the company.

14 Trading properties

	Group 2002 £m	Group 2001 £m
Undeveloped sites	**34.2**	37.2
Completed properties	**32.5**	31.1
	66.7	68.3

The estimated replacement cost of trading properties based on market value amounted to £69.9 million at 31 December 2002 (2001 – £72.1 million).

15 Debtors

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Amounts falling due within one year:				
Rents receivable	**19.1**	16.5	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**315.6**	175.1
Tax recoverable	**–**	–	**6.7**	24.1
Other debtors	**15.6**	6.8	**1.0**	0.6
Prepayments and accrued income	**37.4**	23.6	**0.2**	0.2
Dividends receivable from subsidiary undertakings	**–**	–	**76.8**	590.4
	72.1	46.9	**400.3**	790.4
Amounts falling due after more than one year:				
Other debtors	**0.5**	0.3	**–**	–
Prepayments and accrued income	**2.6**	2.9	**–**	–
	75.2	50.1	**400.3**	790.4

16 Other short-term investments

All short-term investments are stated at market value. The effect on the accounts of using this alternative accounting method is to increase profit before taxation by £0.2 million (2001 – £0.5 million) and to increase the carrying value of short-term investments held at 31 December 2002 by £0.7 million (2001 – £0.6 million).

In addition to the holdings of listed investments, the group has entered into equity-linked derivative "contracts for difference". The market value of the equities underlying such contracts at 31 December 2002 was £11.5 million (31 December 2001 – £14.1 million). The market value of these contracts is nil as the differences are cash settled daily.

17 Cash and near cash investments

	Group 2002 £m	Group 2001 £m
Cash and deposits	**66.6**	74.1
Other near cash investments	**5.1**	10.1
	71.7	84.2

18 Creditors: amounts falling due within one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bank loans and overdrafts (note 21)	**13.1**	6.3	**–**	–
Trade creditors	**4.3**	9.5	**0.4**	–
Amounts owed to subsidiary undertakings	**–**	–	**271.9**	819.8
Corporation tax	**18.7**	14.0	**–**	–
Other taxes and social security	**14.5**	11.4	**0.3**	0.1
Other creditors	**14.3**	77.1	**–**	0.7
Rents received in advance	**61.8**	46.0	**–**	–
Accruals and deferred income	**59.4**	73.0	**2.2**	2.2
Dividends payable	**38.3**	33.5	**38.3**	33.5
	224.4	270.8	**313.1**	856.3

19 Creditors: amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Secured				
Bank loan due 2015 – non-recourse	**536.4**	544.2	**–**	–
Bank loan due 2014 – non-recourse	**208.3**	–	**–**	–
Bank loan due 2011 – non-recourse	**443.8**	445.6	**–**	–
Bank loan due 2007 – non-recourse	**39.8**	–	**–**	–
	1,228.3	989.8	**–**	–
Debentures 2021 and 2027	**230.0**	230.0	**–**	–
Bank loan due 2016	**172.5**	172.5	**–**	–
Other fixed rate loans	**76.2**	42.1	**–**	–
	1,707.0	1,434.4	**–**	–
Unsecured				
Bank loans	**–**	41.0	**–**	–
CSC bonds 2013	**36.0**	115.3	**–**	–
CSC bonds 2009	**74.9**	117.2	**–**	–
	1,817.9	1,707.9	**–**	–
6.25% Liberty International subordinated convertible bonds 2006 (note 20)	**64.0**	70.4	**64.0**	70.4
Total debt: amounts falling due after more than one year (note 21)	**1,881.9**	1,778.3	**64.0**	70.4
Other creditors	**1.0**	0.5	**–**	–
	1,882.9	1,778.8	**64.0**	70.4

20 6.25 per cent subordinated convertible bonds due 2006

The subordinated convertible bonds are stated net of issue costs, are unsecured and are subordinated to all other forms of debt.

During 2002, £5,000,000 nominal of the bonds were repurchased and cancelled and £13,573 nominal were converted into 3,015 ordinary shares such that at 31 December 2002 there were £60.2 million nominal bonds in issue. The holders of the bonds have the option to convert the bonds into ordinary shares at any time on or up to 24 December 2006 at 450p per ordinary share, a conversion rate of approximately 22.2 ordinary shares for every £100 nominal of bonds. Unless converted, the bonds may be redeemed at par at the company's option at any time on or after 31 December 2003. Unless otherwise converted or redeemed, the bonds will be redeemed by Liberty International at par on 31 December 2006.

21 Debt

(a) Analysis of net debt

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Debt due within one year (note 18)	**13.1**	6.3	**–**	–
Debt due after more than one year (note 19)	**1,881.9**	1,778.3	**64.0**	70.4
Gross debt	**1,895.0**	1,784.6	**64.0**	70.4
Cash and near cash investments (note 17)	**(71.7)**	(84.2)	**–**	–
Net debt	**1,823.3**	1,700.4	**64.0**	70.4

(b) Maturity of gross debt

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Wholly repayable within one year	**13.1**	6.3	**–**	–
Wholly repayable in more than one year but not more than two years	**1.5**	3.1	**–**	–
Wholly repayable in more than two years but not more than five years	**164.8**	126.3	**64.0**	70.4
Wholly repayable in more than five years	**1,715.6**	1,648.9	**–**	–
	1,895.0	1,784.6	**64.0**	70.4

(c) Security profile

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Secured	**1,720.1**	1,440.5	**–**	–
Unsecured	**174.9**	344.1	**64.0**	70.4
	1,895.0	1,784.6	**64.0**	70.4

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries.

22 Financial instruments

Treasury policy

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from the group's activities. The main risks arising from the group's financing structure are interest rate risk, liquidity risk and market price risk, the latter in respect of both interest rates and foreign exchange. The policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Interest rate risk

Group debt carries both fixed and floating interest rates. Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital markets debt is generally at fixed rates. The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to establish certainty over long-term cash flows.

Liquidity risk

The group's policy is to minimise refinancing risk. At 31 December 2002 the maturity profile of group debt showed an average maturity of 12 years (2001 – 12 years). The group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risks associated with this policy which ensures that funds are available to meet commitments as they fall due.

Market price risk

The group is exposed to market price risk through interest rate and currency fluctuations:

– *Interest rates* The group's policy is to substantially eliminate risk in respect of changes in interest rates such that over the longer term changes in interest rates will have little or no impact on reported profits. As a consequence the group is exposed to market price risk in respect of the fair value of its fixed rate financial instruments.

– *Foreign exchange* The group held investments in the US and investments denominated in Euros during the year. The group seeks to minimise market price risk in respect of foreign exchange movements. The group's policy is to significantly hedge the opening net investment in non-sterling assets. This is done by matching borrowings in US dollars and through entering into cross-currency interest rate swaps and forward foreign exchange contacts.

Fair values of financial assets and liabilities

Financial assets and liabilities comprise long-term borrowings, interest rate swaps and similar instruments, and cash and short-term investments. Short-term debtors and creditors are excluded from financial assets and liabilities. The fair values of financial assets and liabilities have been established using the market value where available, for those instruments without a market value a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

Financial assets

Financial assets are disclosed in notes 16 and 17.

22 Financial instruments continued

These are stated in the balance sheet at market value and earn interest at interest rates which are fixed for periods of less than one year.

Financial liabilities

	Weighted average interest rate 2002 %	Balance sheet value at 31 December 2002 £m	Fair value at 31 December 2002 £m	Weighted average interest rate 2001 %	Balance sheet value at 31 December 2001 £m	Fair value at 31 December 2001 £m
Debentures and other fixed rate loans						
Sterling						
C&C 9.875% debenture 2027	**9.88%**	**150.0**	**217.3**	9.88%	150.0	211.1
C&C 11.25% debenture 2021	**11.25%**	**80.0**	**124.0**	11.25%	80.0	120.2
CSC 6.875% unsecured bonds 2013	**6.88%**	**36.0**	**34.1**	6.88%	115.3	103.5
CSC 5.75% unsecured bonds 2009	**5.75%**	**74.9**	**68.9**	5.75%	117.2	101.9
US dollars						
Fixed rate loans	**7.20%**	**81.6**	**85.1**	7.71%	48.2	48.5
	8.63%	**422.5**	**529.4**	8.59%	510.7	585.2
Bank loans (LIBOR linked)						
– group	**–**	**1,408.5**	**1,408.5**	–	1,203.5	1,203.5
– share of joint ventures	**–**	**66.1**	**66.1**	–	–	–
Hedging instruments	**5.66%**	**–**	**114.3**	5.60%	–	32.3
		1,897.1	**2,118.3**		1,714.2	1,821.0
Convertible bonds – fixed rate (note 20)	**6.25%**	**64.0**	**76.5**	6.25%	70.4	79.7

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 47p per share (2001 – 25p per share). The maturity profile of financial liabilities is disclosed in note 21.

An analysis of the unrecognised hedging gains and losses at 31 December 2002 is set out below.

	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 31 December 2001	–	(32.3)	(32.3)
Gains and losses arising in prior periods that were recognised in the current period	–	16.1	16.1
Gains and losses arising in prior years that were not recognised in the current period	–	(16.2)	(16.2)
Net gains and losses arising in the current period that were not recognised in the current period	9.2	(107.3)	(98.1)
Unrecognised gains and losses on hedges at 31 December 2002	**9.2**	**(123.5)**	**(114.3)**
Gains and losses expected to be recognised in the next period	0.4	(19.2)	(18.8)

22 Financial instruments continued

Hedging instruments

Interest rate swap agreements outstanding during the period from 31 December 2002:

	Notional principal Average £m	Notional principal Maximum £m	Average contracted rate %
Sterling – pay fixed and receive floating			
In one year or less	1,317	1,317	5.72%
In more than one year but not more than two years	1,317	1,317	5.73%
In more than two years but not more than five years	1,664	1,687	5.68%
In more than five years but not more than ten years	1,508	1,687	5.57%
More than ten years	854	1,143	5.11%

In addition, the group has a £170 million interest rate cap at 6.5 per cent which expires in June 2005.

US dollars

At 31 December 2002, the group had US$70 million cross currency interest rate swaps held to hedge Capital & Counties' net investment in US dollars. Under these contracts, which expire in September 2007, the group pays fixed rate US dollar interest at 5.06 per cent and receives fixed rate sterling interest at 5.015 per cent.

At 31 December 2002, the net exposure to foreign currencies was US$32 million (2001 – US$10 million). The increase in exposure reflected valuation gains recognised in the second half of the year. During the year the group also held investments in Euro-denominated instruments. These investments were hedged using forward foreign exchange contracts so that there was no exposure to exchange rate movements on the capital invested.

Facilities

The group has various undrawn committed borrowing facilities. The facilities available at 31 December 2002 in respect of which all conditions precedent had been met were as follows:

	2002 £m
Expiring in more than two years	**530.0**

23 Provisions for liabilities and charges

	Deferred taxation £m	Other £m	Group Total £m	Company £m
At 31 December 2001 as previously reported	3.4	5.1	8.5	–
Prior year adjustment (note 5)	56.8	–	56.8	–
At 31 December 2001 restated	60.2	5.1	65.3	–
Transfers from accruals	–	2.0	2.0	0.2
Net charge for the year	6.5	1.2	7.7	–
At 31 December 2002	**66.7**	**8.3**	**75.0**	**0.2**

Of the above provisions for liabilities and charges, £68.7 million falls due after more than five years and £6.3 million falls due between two and five years.

Of the deferred taxation liability, £60.9 million (2001 – £56.8 million) relates to capital allowances claimed on plant machinery within investment properties and £5.8 million (2001 – £3.4 million) relates to other timing differences.

24 Called up share capital

	2002 £m	2001 £m
Authorised 500,000,000 ordinary shares of 50p each	**250.0**	250.0
Issued and fully paid equity interests 312,578,570 (2001 – 284,175,555) ordinary shares of 50p each	**156.3**	142.1

During the year, the company issued 28.4 million shares at £5.60 with a nominal value of £14.2 million, raising £157.5 million after costs.

The company issued during the year a total of 3,015 shares upon conversion of convertible bonds, as described under note 20.

As at 27 January 2003, the company had an unexpired authority to repurchase shares up to a maximum of 28,417,567 shares with a nominal value of £14.2 million. No shares were repurchased in 2002.

25 Capital and reserves

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m	Total £m
Reconciliation of movements in shareholders' funds							
Group							
At 31 December 2001	142.1	346.0	61.3	1,319.0	485.6	44.7	2,398.7
Restatement (note 5)	–	–	–	–	–	(56.8)	(56.8)
At 31 December 2001 restated	142.1	346.0	61.3	1,319.0	485.6	(12.1)	2,341.9
Shares issued	14.2	143.3	–	–	–	–	157.5
Retained profit	–	–	–	–	–	11.4	11.4
Increase in valuation of investment properties	–	–	–	174.3	–	–	174.3
Group's share of increase in valuation of joint ventures	–	–	–	4.3	–	–	4.3
Revaluation of fixed asset investments	–	–	–	(2.5)	–	–	(2.5)
Current tax relating to realisation of gains recognised in prior periods	–	–	–	–	–	(3.5)	(3.5)
Prior year revaluations realised	–	–	–	(30.2)	–	30.2	–
Foreign exchange and other movements	–	–	–	(6.6)	–	6.7	0.1
At 31 December 2002	**156.3**	**489.3**	**61.3**	**1,458.3**	**485.6**	**32.7**	**2,683.5**
Company							
At 31 December 2001	142.1	346.0	61.3	680.0	–	1,169.3	2,398.7
Restatement (note 5)	–	–	–	(56.8)	–	–	(56.8)
At 31 December 2001 (restated)	142.1	346.0	61.3	623.2	–	1,169.3	2,341.9
Retained profit	–	–	–	–	–	(13.7)	(13.7)
Shares issued	14.2	143.3	–	–	–	–	157.5
Current tax relating to realisation of gains recognised in prior periods	–	–	–	–	–	(1.3)	(1.3)
Prior year revaluations realised	–	–	–	(6.8)	–	6.8	–
Revaluation of investments	–	–	–	199.1	–	–	199.1
At 31 December 2002	**156.3**	**489.3**	**61.3**	**815.5**	**–**	**1,161.1**	**2,683.5**

26 Net assets per share

	2002 Net assets £m	2002 Shares millions	2001 Net assets Restated £m	2001 Shares millions
Basic	**2,683.5**	**312.6**	2,341.9	284.2
Add back additional deferred tax arising on the adoption of FRS 19	**60.9**	**–**	56.8	–
Adjusted	**2,744.4**	**312.6**	2,398.7	284.2
Shares to be issued on conversion of bonds	**64.0**	**13.3**	70.4	14.5
Diluted, adjusted	**2,808.4**	**325.9**	2,469.1	298.7

27 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m
Group operating profit	**212.1**	199.4
Depreciation and amortisation	**1.4**	2.0
Decrease in provision	**–**	(0.5)
Change in debtors	**(22.3)**	(6.4)
Change in creditors	**10.6**	(7.1)
	201.8	187.4

(b) Returns on investments and servicing of finance

	2002 £m	2001 £m
Interest received	**3.8**	13.3
Interest paid	**(134.7)**	(131.2)
	(130.9)	(117.9)

Interest paid and interest received in 2001 include £1.5 million and £8.9 million respectively in respect of exceptional interest paid and received.

27 Cash flow continued

(c) Capital expenditure and financial investment

	2002 £m	2001 £m
Development expenditure and investment property additions	**(485.4)**	(104.4)
Sale of investment properties	**164.5**	20.7
Purchase of other fixed assets	**(72.9)**	(70.7)
Sale of other fixed assets	**104.3**	9.6
Purchase of trading properties and current investments	**(0.6)**	(14.4)
Sale of trading properties and current investments	**1.6**	11.3
	(288.5)	(147.9)

(d) Liquid resources

	2002 £m	2001 £m
Disposal/(acquisition) of listed investments	**0.3**	(3.0)
Inflow from disposal of money funds	**–**	18.3
Withdrawals from other deposits	**5.0**	24.0
	5.3	39.3

Liquid resources comprise investments in money funds and other deposits not qualifying as cash including commercial paper, certificates of deposit and fixed rate notes.

28 Financing cash flows

	2002 £m	2001 £m
Borrowings drawn and bonds issued	**599.7**	1,030.8
Borrowings repaid and bonds cancelled	**(466.0)**	(907.3)
Receipts from issuing shares (note 24)	**157.5**	–
Payments to acquire own shares	**–**	(8.7)
Other financing cash flows	**(9.1)**	(3.8)
	282.1	111.0

29 Acquisitions and disposals of subsidiary undertakings – analysis of movements in cash and cash equivalents

There was no cash flow in 2002 in respect of acquisitions and disposals of subsidiary undertakings. The cash flow for 2001 comprised:

			2001
	Acquisitions £m	Disposals £m	Total £m
Cash consideration (paid)/received	(2.3)	47.2	44.9
Costs	–	(1.0)	(1.0)
Cash and cash equivalents disposed of	–	(8.0)	(8.0)
	(2.3)	38.2	35.9

30 Capital commitments

At 31 December the estimated amounts of commitments for future expenditure were:

	Group 2002 £m	Group 2001 £m
Under contracts	**349.8**	27.4
Authorised by the Directors but not contracted	**–**	70.2
	349.8	97.6

Included in capital commitments under contract is £235 million in respect of the development of the Chapelfield Shopping Centre in Norwich, under an arrangement whereby Lend Lease Europe will develop the Centre on behalf of Capital Shopping Centres who will become the owner on completion. All preconditions to commencing the development were met in December 2002, triggering an initial £40 million contribution (see note 9). The further commitment is estimated at £235 million, subject to the level of rental income achieved at completion, currently targeted for autumn 2005.

31 Contingent liabilities

At 31 December 2002, there were no contingent liabilities of which the Directors are aware (2001 – nil).

32 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100*
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1 Irish Punt each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Limited (property)	Ordinary shares of £1 each	100
	7% Preference shares of £1 each	100
CSC Property Investments Limited (property)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Chapelfield Limited (property)	Ordinary shares of £1 each	100
CSC Potteries Limited (property)	Ordinary shares of £1 each	100
CSC Property Management Limited (property services)	Ordinary shares of £1 each	100
Capital & Counties plc (property)	Ordinary shares of 25p each	100
C&C Properties 2021 Limited (property)	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
C&C Management Services Limited (property services)	Ordinary shares of £1 each	100
CSC Management Services Limited (property services)	Ordinary shares of £1 each	100
Capital & Counties U.S.A., Inc. (USA) (property and financing)	Common stock of US$1 par value	100
C&C Properties UK Limited (property) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kensington Limited (property)	Ordinary shares of £1 each	100
Kestrel Properties Limited (property)	Ordinary shares of £1 each	100
Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kingsreach (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Capital Enterprise Centres (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	50
Liberty International Asset Management Limited (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited (treasury management)	Ordinary shares of £1 each	100

*81.1 per cent held by Liberty International PLC, 17.6 per cent held by Liberty International Financial Services PLC, and 1.3 per cent held by Capcount Property Investment Company Limited

32 Principal subsidiary undertakings continued

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

33 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on pages 102 to 107 form part of these financial statements. Details of gains made on exercise of share options are contained in note 34 on page 91.

34 Directors' interests

(a) In shares and bonds in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2002	2001
D. Gordon*	**11,001,102**	5,403,569
J.G. Abel	**92,813**	91,043
P.C. Badcock	**7,403**	17,403
R.A.M. Baillie	**5,727**	5,727
D. Bramson	**5,000**	–
R.W.T. Buchanan	**37,088**	37,088
D.P.H. Burgess	**9,250**	3,250
D.A. Fischel	**161,925**	158,259
G.J. Gordon	**1,476,891**	576,891
D.R. Leslie	**44,239**	44,239
M. Rapp	**7,929**	7,929
J.I. Saggers	**51,400**	38,200
F.B. Sher	**8,127**	4,350
A.C. Smith	**55,310**	56,730

*Mr D. Gordon had a non-beneficial interest in 24,436,462 ordinary shares in Liberty International (2001 – 19,700,361)

34 Directors' interests continued

(a) In shares and bonds in Liberty International Group Companies continued

Other interests in shares and bonds of the group as at 31 December 2002 and 2001, or date of appointment if later, were:

Liberty International PLC ordinary shares of 50p each

Conditional awards of shares have been made under the company's annual bonus scheme. The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent of the restricted and Share Incentive Plan shares (see below) combined. These shares will be released respectively three and five years in respect of awards made up to and including 2000, and two and four years respectively for awards made in 2001 and subsequently, after the date of the award provided the individual Director has remained in service. Awards to Executive Directors under the scheme to date have been as follows:

	Bonus shares			
	At 31 December 2001	Vested and lapsed	Awarded*	At 31 December 2002
J.G. Abel	21,077	2,951	7,294	**25,420**
P.C. Badcock	17,006	2,383	2,030	**16,653**
D.A. Fischel	46,575	6,111	18,716	**59,180**
J.I. Saggers	31,708	5,334	6,605	**32,979**
F.B. Sher	25,875	3,777	7,500	**29,598**
A.C. Smith	28,021	5,000	9,633	**32,654**

*Bonus shares in respect of the year ended 31 December 2001 awarded in February 2002. Details of Bonus shares awarded in respect of the year ended 31 December 2002 are given on page 102 of the Directors' remuneration report

Awards have also been made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares should continue to be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of acquisition. Shares held in trust for Executive Directors under the SIP are as follows:

	SIP shares				
	At 31 December 2001	Vested and lapsed	Awarded	Dividend shares	At 31 December 2002
J.G. Abel	–	–	529	21	**550**
P.C. Badcock	–	–	529	21	**550**
D.A. Fischel	–	–	529	21	**550**
J.I. Saggers	–	–	529	21	**550**
F.B. Sher	–	–	529	21	**550**
A.C. Smith	–	–	529	21	**550**

34 Directors' interests continued

6.25 per cent Liberty International subordinated convertible bonds due 2006

Beneficial interests were held by Mr R.A.M. Baillie (£1,072) (2001 – £1,072), Mr G.J. Gordon (£45,000) (2001 – £45,000), and Mr J.G. Abel (£2,638) (2001 – £2,638). Mr D. Gordon held a non-beneficial interest in £3,000,000 of the bonds (2001 – £3,000,000).

CSC 6.875 per cent bonds due 2013

A beneficial interest was held by Mr D. Gordon (£2,500,000) (2001 – £2,500,000).

Capital & Counties plc ordinary shares of 25p each

A non-beneficial interest of 400 (2001 – 400) shares was held by Mr D.A. Fischel.

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

	Number of share options						
Director	Year granted	Option price pence	Held at 31 December 2001	Granted in year	Exercised in year or lapsed	Held at 31 December 2002	Exercisable between
The Liberty International Holdings PLC Executive Share Option Scheme 1987							
D.A. Fischel	1995	322	17,500	–	–	**17,500**	10/08/1998 – 10/08/2005
J.I. Saggers	1993	322	25,000	–	25,000	–	19/08/1996 – 19/08/2003
	1995	322	35,000	–	–	**35,000**	10/08/1998 – 10/08/2005
	1996	331	40,000	–	–	**40,000**	18/03/1999 – 18/03/2006
A.C. Smith	1994	366	20,000	–	–	**20,000**	06/09/1997 – 06/09/2004
	1995	322	17,500	–	–	**17,500**	10/08/1998 – 10/08/2005
The Liberty International Holdings PLC Incentive Share Option Scheme 1990							
D.A. Fischel	1995	322	22,500	–	–	**22,500**	10/08/1998 – 10/08/2005
	1996	331	50,000	–	–	**50,000**	18/03/1999 – 18/03/2006
	1999	419	160,000	–	–	**160,000**	12/03/2002 – 12/03/2009
J.I. Saggers	1999	419	50,000	–	–	**50,000**	12/03/2002 – 12/03/2009
F.B. Sher	1999	419	60,000	–	–	**60,000**	12/03/2002 – 12/03/2009
A.C. Smith	1993	322	15,000	–	–	**15,000**	19/08/1996 – 19/08/2003
	1995	322	12,500	–	–	**12,500**	10/08/1998 – 10/08/2005
	1996	331	30,000	–	–	**30,000**	18/03/1999 – 18/03/2006
	1999	419	60,000	–	–	**60,000**	12/03/2002 – 12/03/2009

34 Directors' interests continued

(b) In share options in the company continued

Director	Year granted	Option price pence	Held at 31 December 2001	Granted in year	Exercised in year or lapsed	Held at 31 December 2002	Exercisable between
			Number of share options				
The Liberty International PLC Incentive Share Option Scheme 1999							
J.G. Abel	2001	512	94,141	–	–	**94,141**	22/02/2004 – 22/02/2011
	2002	545	Nil	60,000	–	**60,000**	20/02/2005 – 20/02/2012
P.C. Badcock	2001	512	74,141	–	–	**74,141**	22/02/2004 – 22/02/2011
	2002	545	Nil	40,000	–	**40,000**	20/02/2005 – 20/02/2012
D.A. Fischel	1999	475	21,000	–	–	**21,000**	11/08/2002 – 11/08/2009
	2000	406	120,000	–	–	**120,000**	03/03/2003 – 03/03/2010
	2001	512	100,000	–	–	**100,000**	22/02/2004 – 22/02/2011
	2002	545	Nil	69,496	–	**69,496**	20/02/2005 – 20/02/2012
J.I. Saggers	1999	475	17,500	–	–	**17,500**	11/08/2002 – 11/08/2009
	2000	406	50,000	–	–	**50,000**	03/03/2003 – 03/03/2010
	2001	512	60,000	–	–	**60,000**	22/02/2004 – 22/02/2011
	2002	545	Nil	50,000	–	**50,000**	20/02/2005 – 20/02/2012
F.B. Sher	1999	475	56,000	–	–	**56,000**	11/08/2002 – 11/08/2009
	2000	406	60,000	–	–	**60,000**	03/03/2003 – 03/03/2010
	2001	512	44,141	–	–	**44,141**	22/02/2004 – 22/02/2011
	2002	545	Nil	40,000	–	**40,000**	20/02/2005 – 20/02/2012
A.C. Smith	1999	475	17,500	–	–	**17,500**	11/08/2002 – 11/08/2009
	2000	406	60,000	–	–	**60,000**	03/03/2003 – 03/03/2010
	2001	512	60,000	–	–	**60,000**	22/02/2004 – 22/02/2011
	2002	545	Nil	50,000	–	**50,000**	20/02/2005 – 20/02/2012

34 Directors' interests continued

(b) In share options in the company continued

Director	Year granted	Option price pence	Held at 31 December 2001	Granted in year	Exercised in year or lapsed	Held at 31 December 2002	Exercisable between
			Number of share options				
The Liberty International PLC Executive Share Option Scheme 1999							
J.G. Abel	2001	512	5,859	–	–	**5,859**	22/02/2004 – 22/02/2011
P.C. Badcock	2001	512	5,859	–	–	**5,859**	22/02/2004 – 22/02/2011
D.A. Fischel	2002	545	Nil	5,504	–	**5,504**	20/02/2005 – 20/02/2012
F.B. Sher	2001	512	5,859	–	–	**5,859**	22/02/2004 – 22/02/2011

Mr J.I. Saggers exercised options in the year on 1 March 2002, at a market price of 564p per share, at which time the difference between the exercise price and market price was in aggregate £60,500.

The market value of Liberty International ordinary shares at 31 December 2002 was 564.5p and during the year the price varied between 483.5p and 626.5p.

(c) No Director had any dealings in the shares of any group company between 31 December 2002 and 27 January 2003, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2002.

35 Employees' information

	2002 £000	2001 £000
Wages and salaries	**22,480**	22,167
Social security costs	**2,205**	2,205
Other pension costs	**1,163**	1,162
	25,848	25,534

At 31 December 2002 the number of persons employed was 813 (2001 – 835). The average number of persons employed during the year was:

	2002 Number	2001 Number
Liberty International PLC	**49**	46
Capital Shopping Centres PLC	**686**	722
Capital & Counties plc	**107**	97
Liberty International Financial Services group	**–**	25
	842	890

Options to subscribe for ordinary shares under the Liberty International Holdings PLC Executive Share Option Scheme 1987, the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999, the Liberty International PLC Executive Share Option Scheme 1999, and the Capital Shopping Centres PLC Executive Share Option Scheme 1995, were outstanding as set out below.

Date of grant		Scheme	Price per share pence	Ordinary shares Number	Exercisable between
19/08/1993		1987	322	30,000	1996 and 2003
19/08/1993		1990	322	15,000	1996 and 2003
06/09/1994		1987	366	20,000	1997 and 2004
06/09/1994		1990	366	33,000	1997 and 2004
22/05/1995		1995	279.5	13,068	1998 and 2005
10/08/1995		1987	322	110,000	1998 and 2005
10/08/1995		1990	322	45,000	1998 and 2005
12/03/1996		1995	331.5	21,298	1999 and 2006
12/03/1996		1995	337	14,463	1999 and 2006
18/03/1996		1987	331	74,500	1999 and 2006
18/03/1996		1990	331	80,000	1999 and 2006
12/03/1999		1990	419	417,500	2002 and 2009
11/08/1999	ISOS	1999	475	168,000	2002 and 2009
03/03/2000	ISOS	1999	406	640,000	2003 and 2010
22/01/2001	ESOS	1999	512	264,911	2004 and 2011
22/01/2001	ISOS	1999	512	1,454,589	2004 and 2011
20/02/2002	ESOS	1999	545	141,924	2005 and 2012
20/02/2002	ISOS	1999	545	1,015,576	2005 and 2012
06/03/2002	ESOS	1999	567	10,582	2005 and 2012
06/03/2002	ISOS	1999	567	159,418	2005 and 2012
Total				**4,728,829**	

35 Employees' information continued

Conditional awards of Additional and Restricted shares under the companies' annual bonus schemes outstanding at 31 December 2002 are as shown below. Awards made under the CSC annual bonus scheme were originally in respect of ordinary shares in CSC. These awards were rolled over in accordance with the terms of the acquisition of CSC and now relate to ordinary shares in Liberty International.

Awards made under the company's Share Incentive Plan (SIP) outstanding at 31 December 2002 are also as shown below. The SIP shares can be released three years after the date of the award provided the individual employee has remained in employment but the shares must then be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of the award.

	Annual bonus scheme	SIP	Restricted	Additional
1998	Liberty International	–	–	23,131
1998	CSC	–	–	14,328
1999	Liberty International	–	–	23,432
1999	CSC	–	–	15,683
2000	Liberty International	–	87,575	42,590
2000	CSC	–	40,308	19,490
2001	Liberty International	–	133,671	65,141
2002	Liberty International	56,604	80,996	68,869
Total		**56,604**	**342,550**	**272,664**

A total of 5,857,259 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2002 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the annual bonus schemes. A further 56,604 shares are held by Capita IRG Trustees Ltd, as trustee for the SIP.

36 Pensions

(a) Current pension arrangements

The group operates a number of pension schemes in the United Kingdom and the USA, the assets of which are held in separate trustee-administered funds. The group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently a number of group personal pensions were established in 1997/98 for new and some existing employees, and previous schemes closed and benefits preserved.

One of these older arrangements, the Liberty International Group Retirement Benefit Scheme ("the Scheme"), was closed to new members, but continues to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the UK State Earnings Related Pension Scheme (SERPS), or, from April 2002, the SERPS successor, the State Second Pension (S2P).

Of the other closed schemes, one is a defined contribution scheme which is in the course of being wound up, and the other was a small funded defined benefit scheme which was fully wound up in the course of 2002. The members of these two closed schemes now acquire future service benefits through group personal pensions.

36 Pensions continued

(b) Pension costs

All pension costs of group schemes are charged to the profit and loss account so as to spread the costs of pensions evenly over the normal expected service lives of employees. The basis of charge is as follows:

(i) The Scheme – a defined benefit scheme The pension cost relating to the Scheme is assessed in accordance with the advice of Buck Consultants Limited, an independent firm of qualified actuaries. The pension costs and balance sheet items for the year ended 31 December 2002 have been based on the same valuation method and assumptions used at the last formal Scheme valuation as at 6 April 2002.

This valuation used the Attained Age valuation method and a market led set of assumptions. As at 6 April 2002, the market value of the Scheme assets was £30.5 million, and the value of the assets was sufficient to cover 118 per cent of the benefits that had accrued to Scheme members after allowing for expected future increases in earnings where applicable. The main economic assumptions used in the valuation were:

	April 2002 Basis per annum compound
Investment return before retirement	7.80%
Investment return after retirement	5.10%
Price inflation	2.70%
Salary increases	4.70%
Pension increases	2.70%

The group has for a number of years paid contributions on the basis recommended by the independent Scheme actuary at a level appropriate to reduce the overfunding of the Scheme. The company contribution rate in 2002 was 2.5 per cent of members' pensionable salaries, amounting to £0.1 million (2001 – 2.5 per cent, £0.1 million) and will continue at 2.5 per cent until reviewed at the next valuation. In recognition of this reduced level of contribution, the group recognises the resulting credit in the balance sheet.

The total pension charge to the profit and loss account in respect of the Scheme as calculated in accordance with SSAP 24 for the year ended 31 December 2002 was £0.2 million (2001 – £0.1 million). The amount carried in the balance sheet in respect of these future pension contributions at 31 December 2002 was £2.0 million (2001 – £1.9 million) in accordance with SSAP 24.

(ii) Defined contribution arrangements The pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.0 million (2001 – £1.0 million) in respect of the other UK pension schemes and £0.1 million (2001 – £0.1 million) for the US scheme.

36 Pensions continued

(iii) Additional information required in respect of FRS 17 The fair value of the Scheme's assets and the expected rates of return were as follows:

	Value at 31 December 2002 £m	Long-term expected return at 31 December 2002	Value at 31 December 2001 £m	Long-term expected return at 31 December 2001
Equities	9.7	8.0%	13.0	7.8%
Hedge fund	2.2	8.0%	2.3	7.8%
Index-linked gilts	12.6	4.6%	12.0	4.8%
Property	2.3	8.0%	2.2	7.8%
Other	0.6	4.0%	0.7	4.0%
Total	**27.4**	**6.3%**	**30.2**	**6.5%**

The present value of the Scheme's liabilities at 31 December 2002, calculated in accordance with FRS 17 by an independent actuary, was £27.4 million. The main economic assumptions used at this and the previous accounting date were as follows:

	31 December 2002 (per annum)	31 December 2001 (per annum)
Discount rate	**5.50%**	5.85%
Earnings increases	**4.30%**	4.55%
Increases to pensions in payment	**2.30%**	2.55%
Increases to deferred pensions before payment:		
left before 1 January 1985	**3.00%**	3.00%
left after 31 December 1984	**2.30%**	2.55%

If the group were to have adopted FRS 17, the following asset would be recognised in the balance sheet:

	31 December 2002 £m	31 December 2001 £m
Total market value of Scheme assets	**27.4**	30.2
Present value of Scheme liabilities	**(27.4)**	(25.4)
Surplus in the Scheme	–	4.8
Related deferred tax (liability)	–	(1.4)
Net pension asset	–	3.4

The resulting group net assets and profit and loss reserve would be amended as follows:

	31 December 2002 £m	31 December 2001 £m
Net assets excluding pension asset	**2,683.5**	2,398.7
Pension asset	–	3.4
Net assets including pension asset	**2,683.5**	2,402.1
Profit and loss reserve excluding pension asset	**32.7**	44.7
Pension asset	–	3.4
Profit and loss reserve including pension asset	**32.7**	48.1

36 Pensions continued

(iii) Additional information required in respect of FRS 17 continued

The following would have been recognised in the performance statements:

	£m
Operating profit:	
Current service cost	(0.8)
Total operating charge	(0.8)
Other finance income:	
Expected return on pension scheme assets	1.9
Interest on pension scheme liabilities	(1.5)
Net return on pension scheme assets	0.4
Statement of total recognised gains and losses (STRGL):	
Actual return less expected return on pension scheme assets	(4.2)
Experience gains and losses arising on the scheme liabilities	0.4
Changes in assumptions underlying the present value of the scheme liabilities	(0.7)
Actuarial loss recognised in STRGL	(4.5)

Movement in surplus during the year:

	£m
Surplus in scheme at beginning of year	4.8
Movement in the year:	
Current service cost	(0.8)
Contributions	0.1
Other finance income	0.4
Actuarial loss	(4.5)
Surplus in scheme at the end of the year	–

Details of experience gains and losses for the year to 31 December 2002:

Difference between the expected and actual return on scheme assets:	
Amount (£m)	(4.2)
Percentage of scheme assets	(15.3%)
Experience gains and losses on scheme liabilities:	
Amount (£m)	0.4
Percentage of the present value of the scheme liabilities	1.5%
Total amount recognised in statement of total recognised gains or losses:	
Amount (£m)	(4.5)
Percentage of the present value of the scheme liabilities	(16.4%)

The group has no significant exposure to any other post retirement benefit obligations.

Corporate governance

The company is committed to high standards of corporate governance throughout the group. The company is required to comply with "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which form part of the UK Listing Authority Listing Rules.

The Board is accountable to the company's shareholders for good governance and the information and statements below describe how the principles identified in the Code are applied by the company.

The company's corporate governance procedures, which were adopted by the Board and have subsequently been reviewed and updated, are designed to enable the company to comply with the Code. The procedures define the duties and constitution of the Board and the various Board Committees and, as appropriate, specify responsibilities and levels of responsibility.

Statement of compliance

Based on the information below (together with the statements and procedures referred to in the Directors' remuneration report on pages 102 to 107) the Board believes that, other than as indicated below, throughout the accounting period the company has applied the principles and complied with the provisions set out in Section 1 of the Code.

The principal corporate governance procedures are summarised as follows:

The Board

At the year end, the Board comprised the Chairman, Mr D. Gordon, six Executives and seven non-executive Directors. Three non-executive Directors, Mr R.A.M. Baillie, Mr R.W.T. Buchanan and Mr M. Rapp, are considered by the Board to be fully independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Mr D.R. Leslie was, within the last five years, an Executive Director of Liberty International. Mr D.P.H. Burgess is a Partner of Jones Day Gouldens, a firm of lawyers which has from time to time advised Liberty International. Mr D. Bramson retired as Senior Partner of Nabarro Nathanson in 2001 and now acts as a consultant to that firm of lawyers which advises the Liberty International group. However, the Board is confident that, in all three cases, the relationships do not interfere with the exercise of their independent judgement.

Biographies of the Board members appear on pages 52 and 54. The differing roles of the Chairman and the Chief Executive are recognised by the Board.

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders at least every three years. This is in compliance with the Code requirements.

The Executive Directors have service contracts which have a notice period of 12 months. Non-executive Directors are appointed for three year periods and their continuing service thereafter is subject to review by the Board. Mr R.A.M. Baillie was appointed as Senior Independent Director in 1999.

The Board is responsible to all shareholders for the effective control and proper management of the Liberty International group; there is a schedule of matters reserved for the Board as a whole which includes group strategy and policy, acquisitions and disposals, the approval of major capital expenditure projects and consideration of significant financial matters.

The Board meets quarterly to consider information requested from management which is supplied on a timely basis to enable the Board to discharge its duties. Additional meetings are arranged when necessary.

The company seeks to develop regular dialogue with individual institutional shareholders through regular meetings and announcements and constructive liaison with private shareholders who have the opportunity to attend and put questions at the company's Annual General Meeting. The company also has a comprehensive website on which up to date information is available to all shareholders and potential investors.

The Chairman's Committee

This Committee comprises the Chairman, Chief Executive and five non-executive Directors. It is responsible for the development of strategy and policy proposals for consideration by the Board and the implementation of the Board's directives thereon, and deals with delegated matters between Board meetings.

Membership of the Chairman's Committee of the Board is shown on pages 52 and 54.

Audit Committee

The members of the Audit Committee are Mr Burgess, Mr Baillie, Mr Buchanan and Mr Rapp, all of whom are non-executive Directors. The Committee is chaired by Mr Burgess. The Audit Committee is responsible for, inter alia, monitoring the adequacy of the group's financial and internal controls, risk management, accounting policies and financial reporting, for providing a forum through which the auditors report to the non-executive Directors and ensuring the provision of information to enable the Board to present a balanced and understandable assessment of the company's position and prospects.

Nomination Committee

The members of the Nomination Committee are Mr D. Gordon, Mr Baillie, Mr Buchanan and Mr Rapp. The Committee is chaired by Mr D. Gordon. The Committee is responsible for making recommendations to the Board on any appointment to the Board.

Remuneration Committee

The members of the Remuneration Committee are Mr Baillie, Mr Buchanan, Mr D. Gordon and Mr Rapp. The Committee is chaired by Mr R.A.M. Baillie.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions for the Directors and Senior Executives of the group and the provision of incentivisation and performance related benefits to any Executive Director or employee. The Directors' remuneration report is set out on pages 102 to 107.

Internal control

The Board is responsible for the group's system of internal control and for reviewing its effectiveness. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the group's significant risks, which has been in place throughout the year ended 31 December 2002 and up to the date of approval of the annual report and accounts. It is regularly reviewed by the Board and it accords with internal control guidance for directors issued by the Turnbull Committee.

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both internal audit and compliance functions which may include recommendations for improvement.

Internal financial reporting

Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information

The group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparison against budget. The Board reviews these for the group as a whole and determines appropriate action.

Major investments

All major investments of the group are reviewed by at least one Committee of the Board and by the Board itself before being authorised and implemented.

Group treasury

The group has a centralised treasury function that reports to the Board on a regular basis. The reports provide details of counterparties, interest rates and foreign exchange risks. Additional information on this topic is given in note 22 on pages 80 to 82.

Operating unit financial controls

Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed during regular internal audit visits.

The Board has conducted a review of the effectiveness of systems of internal financial control for the year ended 31 December 2002 and has taken into account material developments which have taken place since the year end. The review was performed on the basis of criteria set out in the Guidance for Directors "Internal Control and Financial Reporting" issued in December 1994.

Directors' remuneration report

The members of the Remuneration Committee are Mr R.A.M. Bailie, Mr R.W.T. Buchanan, Mr D. Gordon and Mr M. Rapp. It is constituted under terms of reference and procedures laid down by the Board designed to enable the company to comply with the requirements relating to remuneration policy contained in "The Combined Code – Principles of Good Governance and Code of Best Practice" ("the Code") which forms part of the UK Listing Authority Listing Rules. This report also covers additional matters required under the terms of The Directors' Remuneration Report Regulations 2002.

The Remuneration Committee acts under terms of reference established by the Board. Its principal responsibility is to determine remuneration for the group's Directors and Senior Executives. In determining policy, the Remuneration Committee has given full consideration to the best practice provisions of the Code and has complied with the principles and provisions of the Code in developing remuneration policies which provide the benefits referred to below and which directly align the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders. During the year the Committee requested and received advice from Monks Partnership regarding remuneration data for comparative purposes. Monks Partnership has not advised the Liberty International group in relation to any other matter and, because of the nature of the advice sought, Monks Partnership has not been formally appointed by the Committee.

Remuneration policy for Executive Directors

The company's remuneration policy aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to both individual and business performance. The policy and the components of the remuneration package as described below were applied during the year under review and it is the present intention that this policy will continue to apply during 2003 and thereafter unless circumstances dictate change. The components of the remuneration package are:

(i) Basic annual salary and benefits

Executive Directors and other staff salaries are reviewed annually in the light of competitive market practice and comparable data of other companies in the real estate sector. The main elements of the basic benefits are pension benefits, private health care and the provision of company cars or cash alternative.

(ii) Incentive performance-related benefits

The Executive Directors' remuneration is divided between non-performance related components (predominantly base salary and pension) and performance-related components (the annual review of salaries in the light of individual and corporate performance, annual bonus arrangements and the exercise of options). The current policy is to place emphasis on the performance related components of each Director's remuneration, whilst ensuring that the base salary remains competitive. The proportion of the Executive Directors' remuneration (excluding options) which is non-performance-related is, on average, around 75 per cent of their total remuneration. The balance of approximately 25 per cent is performance-related. Options have been excluded from this analysis. However, it should be recognised that options do represent a significant incentive for the Executive Directors. The company has a dormant Long-Term Incentive Plan under which no awards have been made and there is no current intention to utilise that Plan.

(a) Annual Bonus Scheme and Share Incentive Plan

The company awards discretionary annual bonuses to selected executives, including Executive Directors and staff, which provide for an element of any annual bonus awarded to an individual to be taken in the form of shares in the company, conditional on the individual remaining in employment for specified periods. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and Share Incentive Plan shares (see below) combined. The Restricted and Additional shares are released two and four years respectively after the date of the award.

The company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company. The SIP utilises shares purchased in the market as opposed to subscribing for new shares. Also, as part of the SIP arrangements, the company offers eligible employees the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by Inland Revenue regulations.

The aggregate cost of annual bonuses which may be provided under the annual bonus scheme, including the cost of shares acquired to meet share awards, is a maximum of 25 per cent of the aggregate emoluments of eligible employees. The level of any annual bonus is determined by the Remuneration Committee and is dependent upon the achievement in the prior year of corporate results and objectives against predetermined budgets and targets.

Details of the Executive Directors' individual bonus awards in cash and shares under the annual bonus scheme for the year ended 31 December 2002 and previous years are set out on pages 106 to 107. The company operates and provides funds for an Employee Share Ownership Plan ("ESOP") which utilises such funds to purchase shares required under the annual bonus scheme.

(b) Share options

Under the company's Incentive Share Option Scheme, executives (including Executive Directors) may be granted options to acquire shares in the company, subject to the achievement of a performance condition, at an option price not less than the market price at the time of the grant. The performance condition reflects growth in earnings rather than dividends. The performance condition, which is considered challenging and reflects the group's objectives, requires smoothed earnings growth equal to or greater than 5 per cent per annum (or, if greater in any year, 120 per cent of the percentage increase in the Retail Price Index) over a minimum three-year comparison period. "Smoothed" earnings growth excludes exceptional and trading profits above a certain level. Criteria comparing earnings performance with a comparator group of companies were considered by the Remuneration Committee. On completion of the three-year performance period, the Remuneration Committee determines whether or not the performance condition has been met, by reference to the results for the relevant year and, if the condition has not been met, this is communicated to the option holders concerned. All participating Directors are subject to the above performance condition. The performance condition does not apply to options granted under the Inland Revenue approved share option scheme, as it is expected that a minimal number of options will be granted under that scheme. The performance condition may be amended or waived in exceptional circumstances at the discretion of the Committee. There have been no changes to the terms of the group's share option schemes during the year. Options held by Executive Directors over ordinary shares are set out in note 34 on page 91.

(iii) Pensions

Executive Directors and staff who joined the company prior to April 1998 are eligible to participate in the group pension scheme which provides a pension of up to two-thirds of salary on retirement, dependent on length of service and Inland Revenue approved limits. Pension benefits for Executive Directors are based on basic salary. Executive Directors and staff who joined or join the company after April 1998 receive defined contribution pension benefits. Details of the pension benefits provided to Executive Directors for the year ended 31 December 2002 are set out on page 107.

(iv) Service contracts

The company's policy is to provide contracts terminable on 12 months' notice or less on either side. Executive Directors have rolling service contracts which are terminable on 12 months' notice on either side. None of the existing service contracts makes any provision for termination payments, other than for payment in lieu of notice. No termination payments were made during the year to any former Directors.

The following service contracts are rolling service contracts and therefore do not have an end date.

	Date of commencement of contract	Notice period
D.A. Fischel	24 June 1999	12 months
J.G. Abel	15 March 1994*	12 months
P.C. Badcock	12 December 1994*	12 months
J.I. Saggers	1 November 2000†	12 months
F.B. Sher	24 June 1999	12 months
A.C. Smith	24 June 1999	12 months

*Contract with Capital Shopping Centres PLC
†Contract with Capital & Counties plc

(v) Remuneration policy for non-executive Directors

Non-executive Directors appointed since 2000 have been appointed on fixed terms of three years, subject to renewal thereafter. Non-executive Directors each received a fee of £20,000 per annum in 2002. Non-executive Directors who are members of the Chairman's Committee and who assume additional specific responsibilities receive supplementary fees. The Chairman of the Audit Committee receives £10,000 per annum and the Chairman of the Remuneration Committee receives £7,500 per annum. Other non-executive Directors who are members of the Audit Committee, the Chairman's Committee or the Remuneration Committee receive additional fees. Non-executive Directors receive no benefits from their office other than fees and are not eligible to participate in group pension arrangements.

Mr D.P.H. Burgess's fees, totalling £38,750 are paid to a third party. Mr M. Rapp's fees, totalling £70,000 are paid to a third party.

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Liberty International over the five-year period ended 31 December 2002, compared with our closest comparator group, the Real Estate Sector. TSR is defined as share price growth plus reinvested dividends. For additional information, the FTSE 100 and FTSE 250 are also indicated.

Total Shareholder Return for period 1 January 1998 to 31 December 2002

Source: Datastream



Liberty International TSR
FTSE-100 TSR
FTSE-250 TSR
Real Estate Sector TSR
TSR Index at 1.1.98 = 100
160
140
120
100
80
60
TSR at end of each quarter
Q1 98
Q2 98
Q3 98
Q4 98
Q1 99
Q2 99
Q3 99
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02

Directors' emoluments

Details of individual Directors' emoluments are set out in the table below:

Name	Salary and service contract remuneration £	Benefits in kind (including car allowance) £	Annual bonus £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	Aggregate emoluments excluding pensions 2002 £	Aggregate emoluments excluding pensions 2001 £
Chairman								
D. Gordon	350,000	24,061		80,000		50,000	**504,061**	469,684
Executive								
D.A. Fischel	357,500	15,845	183,000				**556,345**	522,340
J.G. Abel	197,500	15,676	40,000				**253,176**	226,272
P.C. Badcock	157,500	16,586	26,000				**200,086**	170,174
J.I. Saggers	206,000	15,499	15,400				**236,899**	241,293
F.B. Sher	198,750	19,046	37,000				**254,796**	221,160
A.C. Smith	190,250	15,845	74,600				**280,695**	265,903
Non-executive								
R.A.M. Baillie				20,000	22,500		**42,500**	42,500
D. Bramson				20,000	15,000		**35,000**	35,000
R.W.T. Buchanan				20,000	20,000		**40,000**	40,000
D.P.H. Burgess				20,000	18,750		**38,750**	35,000
G.J. Gordon				20,000			**20,000**	20,000
D.R. Leslie				20,000	5,000		**25,000**	71,750
Lord Newall (†27.03.01)								5,000
M. Rapp				20,000	20,000	30,000	**70,000**	85,000
P. Sober (†28.03.02)				5,000	6,250		**11,250**	45,000
	1,657,500	122,558	376,000	225,000	107,500	80,000	**2,568,558**	2,496,076

†Retired

Benefits provided for the Chairman and Executive Directors which are not in cash relate to the provision of cars, a chauffeur, medical health insurance and life assurance.

Full details relating to the exercise of share options by Directors are set out in note 34 to the accounts.

Executive Directors were awarded a bonus in February 2003 under the annual bonus scheme for the year ended 31 December 2002. Part of the bonus entitlement was taken in cash, part in the form of shares under the SIP, and a further part as a conditional award of shares in the company. The SIP shares are held in trust for a period of five years to qualify for tax advantages. The conditional awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the Restricted and SIP shares combined. The Restricted and Additional shares will be released respectively two and four years after the date of the award, provided the individual Director has remained in service.

Directors' emoluments continued

The awards to the Executive Directors were as follows:

	SIP*	Restricted*	Additional*
D.A. Fischel	536	9,107	4,821
J.G. Abel	536	4,821	2,679
P.C. Badcock	536	3,750	2,143
J.I. Saggers	536	3,179	1,857
F.B. Sher	536	–	–
A.C. Smith	536	4,607	2,571

*The numbers of shares shown above are indicative only; the precise number of shares awarded will depend on the market price of ordinary shares on the relevant day preceding the awards and may differ from the estimated number

The interests of Directors in previous conditional awards of ordinary shares under the annual bonus scheme are detailed in note 34 on page 90.

Directors' pensions

Six Directors were members of a defined benefit arrangement, benefits earned being as follows:

(a) Disclosures as required by Schedule 7A of the Companies Act 1985

Name	Total pension accrued at 31 December 2002* £ p.a.	Increase in accrued pension over the year† (including inflation) £ p.a.	Transfer value of benefits 1 January 2002 £	Transfer value of benefits 31 December 2002 £	Increase in transfer value over year £	Increase in transfer value over year, less employee contributions† £
J.G. Abel	117,294	14,247	1,538,856	1,720,653	181,797	171,922
P.C. Badcock	24,227	12,795	173,833	367,069	193,236	188,398
D.A. Fischel	104,913	12,581	769,725	668,973	(100,752)	(118,627)
J.I. Saggers	123,244	11,846	1,600,035	1,670,773	70,738	60,438
F.B. Sher	27,386	3,722	288,352	297,564	9,212	(675)
A.C. Smith	49,704	6,088	340,750	295,380	(45,370)	(54,883)
Total	**446,768**	**61,279**	**4,711,551**	**5,020,412**	**308,861**	**246,573**

(b) Additional disclosure required under the Listing Rules of the UK Listing Authority

Name	Increase in accrued pension over the year (excluding inflation) £ p.a.	Transfer value of increase (less employee contributions)* £
J.G. Abel	12,113	174,072
P.C. Badcock	12,384	189,091
D.A. Fischel	10,802	52,927
J.I. Saggers	9,582	124,800
F.B. Sher	3,095	38,128
A.C. Smith	5,161	22,559
Total	**53,137**	**601,577**

*The pension entitlement shown is that which would be paid annually based on service to the end of the year
†The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less Directors' contributions

Directors who are members of the Retirement Benefit Scheme have the option to pay additional voluntary contributions but no contributions were made in the year.

R.A.M. Baillie
Chairman of the Remuneration Committee, on behalf of the Board

12 February 2003

Five year record

	1998 £m	1999 Restated¢ £m	2000 £m	2001 Restated† £m	2002 £m
Balance sheet					
Investment properties					
UK shopping centres	2,473.7	2,970.5	3,099.8	3,216.9	**3,522.3**
Other	709.2	787.4	831.1	838.1	**874.0**
	3,182.9	3,757.9	3,930.9	4,055.0	**4,396.3**
Other assets less current liabilities	430.9	180.5	143.1	139.5	**257.2**
Total assets less current liabilities*	3,613.8	3,938.4	4,074.0	4,194.5	**4,653.5**
Long-term debt	(772.8)	(883.3)	(1,491.0)	(1,716.9)	**(1,831.0)**
Subordinated convertible bonds	(227.1)	(213.4)	(207.4)	(70.4)	**(64.0)**
Provisions for liabilities and charges	–	(8.4)	(9.0)	(65.3)	**(75.0)**
	2,613.9	2,833.3	2,366.6	2,341.9	**2,683.5**
Share capital and reserves	2,015.5	2,231.0	2,352.7	2,341.9	**2,683.5**
Minority interests	598.4	602.3	13.9	–	**–**
Total shareholders' funds including minority interests	2,613.9	2,833.3	2,366.6	2,341.9	**2,683.5**

*For comparability, due to the disposal of the group's insurance business in 2000, comparative gross asset and gross liability figures for 1998 and 1999 have been restated to exclude insurance assets and liabilities of £2,104.9 million (1998) and £3,210.7 million (1999)

¢Restated for the effect of FRS 15, Tangible Fixed Assets

†Restated for the effect of FRS 19, Deferred Tax

	1998 £m	1999 Restatedc £m	2000 £m	2001 Restated† £m	2002 £m
Profit and loss account					
UK shopping centres	103.5	114.9	136.0	146.5	**161.2**
Commercial property	56.5	53.0	56.0	57.4	**59.1**
Realised gains on listed property shares	–	–	24.3	3.5	**–**
Property trading	8.7	9.1	11.4	6.3	**5.1**
Other	(1.6)	0.6	9.6	5.6	**7.2**
Administrative expenses	(17.5)	(18.7)	(21.1)	(19.9)	**(20.5)**
Group operating profit	149.6	158.9	216.2	199.4	**212.1**
Share of operating profit of joint ventures	–	–	–	–	**3.8**
Net interest payable	(28.0)	(33.5)	(83.4)	(119.9)	**(129.3)**
Profit before taxation and exceptional items	121.6	125.4	132.8	79.5	**86.6**
Exceptional items	–	(2.2)	20.2	11.4	**17.2**
Profit on ordinary activities before taxation	121.6	123.2	153.0	90.9	**103.8**
Profit for the financial year attributable to shareholders after taxation and minority interests	77.5	81.8	105.5	70.8	**81.0**
Ordinary dividends	(61.0)	(64.3)	(62.8)	(62.3)	**(69.6)**
Other dividends arising out of group reorganisation	–	(5.1)	–	–	**–**
Transfers to retained profit	16.5	12.4	42.7	8.5	**11.4**

cRestated for the effect of FRS 15, Tangible Fixed Assets
†Restated for the effect of FRS 19, Deferred Tax

	1998 £m	1999 Restated £m	2000 £m	2001 Restated £m	2002 £m
Per share information					
Dividends per ordinary share	19.00p	20.50p	21.75p	22.75p	**23.75p**
Earnings per share before exceptional items (adjusted*)	23.71p	26.61p	32.05p	24.49p	**25.58p**
Earnings per share (basic)	23.71p	25.40p	39.02p	25.89p	**28.54p**
Weighted average shares in issue, excluding those held by the ESOP	309.2m	322.0m	270.4m	273.6m	**283.6m**
Net assets per share (adjusted*)	615p	711p	843p	844p	**878p**
Net assets per share (diluted, adjusted*)	605p	696p	796p	827p	**862p**
Ordinary shares in issue	327.8m	313.7m	279.0m	284.2m	**312.6m**
Ordinary shares in issue (diluted)	355.6m	337.0m	321.8m	298.7m	**325.9m**

*Adjusted to exclude the impact of deferred tax on capital allowances (FRS 19)

Summary of Capital Shopping Centres investment properties

	2002				2001	
	True equivalent yield* %	Open market value £m	Revaluation surplus/ (deficit) £m	Revaluation surplus/ (deficit) %	Open market value £m	True equivalent yield* %
Lakeside, Thurrock	**5.91**	**938.0**	**34.4**	**3.8**	900.0	6.08
MetroCentre, Gateshead	**5.91**	**744.0**	**(0.6)**	**(0.1)**	744.0	5.91
Braehead, Glasgow	**6.05**	**453.0**	**9.8**	**2.2**	437.0	6.23
Other M25 Centres	**5.99**†	**826.3**	**85.9**	**11.6**	738.6	6.20†
Other Centres	**6.63**†	**518.9**	**45.4**	**9.6**	258.2	6.79†
Other properties	**7.89**†	**87.0**	**2.1**	**2.5**	63.0	8.22†
Total completed	**6.10**†	**3,567.2**	**177.0**	**5.2**	3,140.8	6.19†
Developments at cost		**59.8**			9.5	
		3,627.0			3,150.3	
Investment in UK Prime (23% interest)¢		**12.6**			66.6	
Total investment properties		**3,639.6**			3,216.9	
Held through joint ventures		**(117.3)**			–	
Group investment properties		**3,522.3**			3,216.9	

*Leases provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income
†Weighted average yields
¢As at 31 December 2001, the principal asset of UK Prime was an 80 per cent interest in the Victoria Centre, Nottingham

Rent review pattern

	Units 2002	Units 2003	Units 2004	Units 2005	Units 2006	Units 2007
Lakeside, Thurrock	35	28	24	91	43	27
MetroCentre, Gateshead	73	27	37	34	71	58
Braehead, Glasgow	–	–	113	14	1	2
Other M25 Centres	85	28	29	77	113	73
Other Centres	51	69	39	39	60	56
	244	152	242	255	288	216
Percentage of total retail units	17%	11%	17%	18%	20%	15%
Percentage of CSC rental income	24%	10%	21%	27%	27%	15%

Lease maturities by unit

	0-5 years	6-10 years	11-15 years	Over 15 years	Total
Lakeside, Thurrock	51	47	138	56	292
MetroCentre, Gateshead	57	223	14	6	300
Braehead, Glasgow	–	–	109	11	120
Other M25 Centres	30	64	187	74	355
Other Centres	90	94	130	36	350
	228	428	578	183	1,417
Percentage of total retail units	16%	30%	41%	13%	100%
Percentage of CSC rental income	5%	29%	49%	17%	100%

Summary of Capital & Counties investment properties

	2002					2001	
	Number of properties	Net property income £m	Open market value £m	Revaluation (deficit)/ surplus £m	Revaluation (deficit)/ surplus %	Net property income £m	Open market value £m
Central London	**23**	**22.9**	**357.2**	**(15.3)**	**(4.1)**	19.1	370.9
M25 and South East	**11**	**11.6**	**174.6**	**(8.2)**	**(4.5)**	11.0	168.0
UK Cities	**9**	**10.7**	**161.4**	**8.1**	**5.3**	14.0*	153.1
Total United Kingdom investment properties	**43**	**45.2**	**693.2**	**(15.4)**	**(2.2)**	44.1	692.0
United States†	**10**	**15.7**	**187.5**	**15.9**	**9.3**	11.9	125.9
Total completed investment properties	**53**	**60.9**	**880.7**	**0.5**	**0.1**	56.0	817.9

*Includes £4.3 million in respect of properties transferred to CSC during 2001
†Includes £1.8 million net property income and £19.1 million open market value in respect of properties owned through joint ventures

Properties by use

	2002			2001		
	Retail £m	Offices £m	Total £m	Retail £m	Offices £m	Total £m
Central London	**126.0**	**231.2**	**357.2**	115.9	255.0	370.9
M25 and South East	**–**	**174.6**	**174.6**	–	168.0	168.0
UK Cities	**149.5**	**11.9**	**161.4**	142.7	10.4	153.1
Total United Kingdom investment properties	**275.5**	**417.7**	**693.2**	258.6	433.4	692.0
United States*	**147.2**	**40.3**	**187.5**	81.9	44.0	125.9
Total completed investment properties	**422.7**	**458.0**	**880.7**	340.5	477.4	817.9
Developments	**–**	**19.8**	**19.8**	–	20.2	20.2
Total investment properties	**422.7**	**477.8**	**900.5**	340.5	497.6	838.1
Held through joint ventures	**(8.4)**	**(18.1)**	**(26.5)**	–	–	–
Group investment properties	**414.3**	**459.7**	**874.0**	340.5	497.6	838.1

*Includes Capital & Counties' share, £8.4 million and £10.7 million respectively, of retail and office investment properties owned through joint ventures

UK reversions to estimated rental value from passing rent


£m
£m
£m
£m
£m
4.1
51.3
1.7
55.4
0.9
57.0
0.6
57.9
1.6
58.5
2003
2004
2005
2006
2007

○ Year end reversion
○ Total passing rent (start of year)

UK lease expiries and rent reviews
As a percentage of passing rent


15%
16%
16%
20%
33%
9%
6%
12%
4%
10%
6%
17%
3%
14%
19%
2003
2004
2005
2006
2007

○ Reviews
○ Expiries

UK lease expiries
As a percentage of passing rent


46%
21%
26%
3%
4%
8%
38%
3%
18%
1%
25%
3%
4%
0-5yrs
6-10yrs
11-15yrs
15-20yrs
20+yrs

○ Tenants' options to break
○ Lease expiries

Management structure and advisers

Liberty International PLC

Donald Gordon, Chairman

Executive Directors

David Fischel, Chief Executive

Aidan Smith, Finance Director

John Abel

Peter Badcock

John Saggers

Farrell Sher

Non-executive Directors

Robin Baillie

David Bramson

Robin Buchanan

Patrick Burgess

Graeme Gordon

Douglas Leslie

Michael Rapp

Alternate Director

Richard Gordon
(alternate to D. Gordon and G. Gordon)

Company Secretary

Susan Folger

Registered Office

40 Broadway, London SW1H 0BT

Telephone 020 7960 1200

Facsimile 020 7960 1333

Registered Number

3685527

Website

www.liberty-international.co.uk

Registrars

United Kingdom

Capita Registrars
Balfour House, 390-398 High Road
Ilford, Essex IG1 1NQ

Telephone 0870 162 3100 (within UK)
+44 20 8639 2157 (outside UK)

Facsimile 020 8478 7717

South Africa

Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001, South Africa

Postal address:
PO Box 61051
Marshalltown 2107, South Africa

Telephone +27 11 370 5000

Facsimile +27 11 688 7721

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants and
Registered Auditors

Solicitors

Linklaters

Property Companies

Capital Shopping Centres PLC

John Abel, Managing Director

Peter Badcock, Finance and
Operations Director

Richard Cable, Executive Director

Kay Chaldecott, Executive Director

40 Broadway, London SW1H 0BU

Telephone 020 7887 4220

Facsimile 020 7887 4225

Group Managers

Property

Martin Breeden

Caroline Kirby

Sally Ann *Petrie*

Development

Rosemary Coles

Robert Danks

Martin Ellis

Centre Management

David Greenhalgh

Centre Managers

Braehead, Glasgow

www.braehead.co.uk

Bob Baldry 0141 885 1441

The Chimes, Uxbridge

www.thechimes.uk.com

Tony Dunn 01895 819400

Eldon Square, Newcastle

www.eldon-square.co.uk

George McDonald 0191 261 1891

The Glades, Bromley

www.theglades.uk.com

Steve Chandler 020 8313 9292

The Harlequin, Watford

www.theharlequin.uk.com

Michael Stevens 01923 250292

Lakeside, Thurrock

www.lakeside.uk.com

Mike Pearse 01708 869933

MetroCentre, Gateshead

www.metrocentre.uk.com

Ron Woodman 0191 493 0200

The Potteries, Hanley, Stoke-on-Trent

www.potteries.uk.com

Barry Turnbull 01782 289822

The Victoria Centre, Nottingham

www.victoriacentre.uk.com

Keith Campbell 0115 912 1111

Capital and Counties plc

John Saggers, Managing Director

Bill Black, Executive Director

Gary Marcuccilli, Executive Director

40 Broadway, London SW1H 0BU

Telephone 020 7887 7000

Facsimile 020 7887 0000

Group Managers

Property: Andrew Hicks

Projects: Rob Mathieson

Capital & Counties U.S.A. Inc.

Turner Newton, President

100 The Embarcadero, Suite 200
San Francisco, California, CA 94105 USA

Telephone 001 415 421 5100

Facsimile 001 415 421 6021

Group Treasury

Liberty International Group

Treasury Limited

Mark Kildea, Treasurer

Liberty International
Asset Management Limited

Robin White, Investment Manager

Designed and produced by Radley Yeldar


CSC
CAPITAL
SHOPPING CENTRES


CAPITAL &
COUNTIES

Members of the Liberty International Group

www.liberty-international.co.uk


LIBERTY
INTERNATIONAL

Liberty International PLC

106

(Registered in England No 3685527)

Notice of Meeting and Form of Proxy

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO, IN THE CASE OF SHAREHOLDERS REGISTERED IN THE UNITED KINGDOM SECTION OF THE SHARE REGISTER, IS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

If you have sold or transferred all your ordinary shares in Liberty International PLC, please forward this document to the bank, stockbroker or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.



Liberty International PLC
Annual General Meeting

Directors:
D. Gordon D Econ Sc(hc)(Wits), Chairman
D.A. Fischel, Chief Executive
A.C. Smith, Finance Director
J.G. Abel
P.C. Badcock
R.A.M. Baillie
D. Bramson
R.W.T. Buchanan
D.P.H. Burgess
G.J. Gordon
D.R. Leslie
M. Rapp
J.I. Saggers
F.B. Sher

Registered Office:
40 Broadway
London SW1H 0BT

25 February 2003

To the holders of ordinary shares and, for information only, to the holders of options under the company's share option schemes and to the Trustee of the 6.25 per cent Subordinated Convertible Bonds due 2006.

Dear Shareholder

Annual General Meeting – Wednesday, 26 March 2003

Introduction

You will find enclosed the Annual Review and Summary Financial Report or if you have so requested, the Annual Report, for the company's accounting year ended 31 December 2002. The Notice convening the 2003 Annual General Meeting is set out on pages 5 and 6 of this document. In case you are unable to attend and vote at the meeting a form of proxy is provided as part of this document. In the Notice convening the Annual General Meeting resolutions numbered 1 to 8 refer to items of ordinary business – to receive the accounts and the reports of the Directors and the Auditors, to declare a final dividend, to re-elect certain Directors and to re-appoint the Auditors. With regard to the re-appointment of Auditors, please note that following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors, and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

I am writing to explain the additional matters which will be considered as special business at the Annual General Meeting, and to explain why the Board is recommending that you vote in favour of such resolutions numbered 9 to 13. The resolutions are set out in the Notice of Annual General Meeting on pages 5 and 6 of this document.

Resolution 9 – (an ordinary resolution) Approval of Directors' Remuneration Report

Shareholders are, for the first time, invited to approve the Directors' Remuneration Report which is included in the Annual Review and Summary Financial Report and, in full, in the Annual Report which provides details of the group's remuneration policy for Directors and Senior Staff. In accordance with the Directors' Remuneration Report Regulations 2002, the vote on this resolution is advisory and no Director's remuneration is conditional upon the passing of the resolution.

Resolutions 10 and 11 – Directors' Authority to Allot Equity Securities and Disapplication of Pre-emption Rights

It is customary for a company's shareholders to empower the Directors to allot a certain amount of the authorised but unissued share capital of the company. Resolution 10 (an ordinary resolution) empowers the Directors for the purposes of Section 80 of the Companies Act 1985 (the "Act") to allot the unissued share capital of the company for a period of five years to expire on 26 March 2008. The authority under Section 80 of the Act will provide the Directors with authority to allot 104,192,856 ordinary shares equal to £52,096,428 in nominal amount, being one-third of the issued ordinary share capital of the company as at 25 February 2003.

Resolution 11 (a special resolution) empowers the Directors to allot equity securities for cash otherwise than on a pro rata basis, as if Section 89 of the Act did not apply. Section 89 of the Act requires that a company issuing shares for cash must first offer them to existing shareholders. Resolution 11 disapplies that requirement as far as rights issues are concerned and, other than for rights issues, up to an aggregate nominal amount of £7,814,464 (15,628,928 ordinary shares) representing, as at 25 February 2003, 5 per cent of the issued share capital of the company.

The Directors have no present intention to issue further shares other than under the share option schemes or on conversion of the company's convertible bonds.

Resolution 12 – (a special resolution) Purchase of Own Shares

The Articles of Association of the company empower the company to purchase its own shares for cancellation. The Directors consider it desirable and in the company's interests for shareholders to grant to the company authority to exercise this power, within certain limits, to enable the company to purchase its own shares. This authority would only be exercised as and when conditions were favourable, with a view to enhancing net asset value per share.

The Directors will seek authority, to expire at the Annual General Meeting in 2004 or, if earlier, on 26 June 2004, for the company to purchase its own shares in the market up to a total of 31,257,857 ordinary shares having an aggregate nominal value of £15,628,928.50, being 10 per cent of the current issued ordinary share capital. The maximum price which may be paid on any exercise of such authority per ordinary share is 105 per cent of the average of the middle market quotations of the ordinary shares for the five business days immediately preceding the date of purchase, and the minimum price is 50p.

As at 25 February 2003, there were options outstanding to subscribe for 4,728,829 ordinary shares, which if exercised in full would represent 1.5 per cent of the issued share capital as at such date. In addition, as at 25 February 2003, there were £60.2 million 6.25 per cent convertible bonds of the company outstanding which, if fully converted, would in aggregate result in the issue of 13.4 million ordinary shares, representing 4.3 per cent of the issued ordinary share capital of the company as at such date. If the buy-back authority were exercised in full, such options would on exercise represent 1.7 per cent and the shares issued on conversion of the 6.25 per cent convertible bonds would represent 4.8 per cent of the issued ordinary share capital of the company.

Resolution 13 – (a special resolution) Amendment to Articles of Association

The company's existing Articles of Association were adopted in 1999, since when there have been numerous changes both to best practice and to legislation affecting publicly quoted companies. Resolution 13 is a special resolution to amend the company's Articles of Association to bring them into line with modern best practice and to consolidate the effect of relevant changes in legislation. A summary of the principal amendments to the existing Articles of Association is set out below.

Electronic Communications

Articles 52.4, 73.3 and 139 and the definition of "in writing" are amended and new Articles 2.18, 2.19, 136.3, 142.3, 145 and 146 and the definition of "electronic mail" are inserted to enable the company to communicate electronically with shareholders to the extent that shareholders so request. The amendments are intended to give express effect to the Electronic Communications Act 2000. The amended Articles of Association will permit the company to contact consenting shareholders by email, send notices and other documents electronically and publish shareholder information on a website, thereby increasing efficiency.

If Resolution 13 is approved, the company will contact shareholders in due course to inform them about the practical effects of the amendments and to determine their interest in communicating electronically in future.

Financial Services Authority

Articles 9, 40.1 and 70.9 are amended and a definition of "the UK Listing Authority" is inserted to reflect the transfer of functions from the London Stock Exchange to the Financial Services Authority and its new role as the competent authority for the purposes of listing under the Financial Services and Markets Act 2000.

CREST

Articles 16.1, 38.3 and 48.5 and the definition of "Crest Regulations" are amended to reflect the Uncertificated Securities Regulations 2001 which deal with title to, and the transfer of, shares in uncertificated form.

Articles 62.4 and 75 are amended and new Articles 74.5, 74.6 and 74.7 are inserted to clarify that proxies may be appointed through CREST, pursuant to the CREST proxy voting service introduced in January 2003.

Miscellaneous

- The definitions of "recognised clearing house" and "recognised investment exchange" are amended in accordance with the Financial Services and Markets Act 2000.
- Article 37.1, which concerns the special rights of shares, is amended to provide that special rights of shares will not be regarded as varied if the company redeems its own shares.
- Article 61.1 is amended to clarify that a poll can be demanded without the resolution having been put to the vote on a show of hands.
- Article 97, which concerns Directors' meetings, is amended so that notice of a meeting need not be given to the Directors in writing.
- Article 130.1 is amended so that the 12 year period before unclaimed dividends will be forfeited, which is no longer required by the Listing Rules of the UK Listing Authority, is reduced to 6 years.

Copies of the Articles of Association showing the proposed changes are available for inspection, as from the date of this Notice until the close of the Annual General Meeting, during business hours at the company's registered office and at the offices of Linklaters, the company's solicitors, at One Silk Street, London EC2Y 8HQ, United Kingdom and also at One Great George Street, Westminster, London SW1P 3AA, United Kingdom as from 11.00 a.m. on 26 March 2003 until the close of the Annual General Meeting.

Action to be Taken

Shareholders will find a form of proxy for use at the Annual General Meeting included as part of this document. Whether or not shareholders propose to attend the Annual General Meeting, it is important that they complete, sign and return the form of proxy.

To be valid, the form of proxy must be lodged with the company's registrars by not later than 11.30 a.m. (London time) on 24 March 2003. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars at Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR. Shareholders registered on the South African section of the register should return the form of proxy to Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (Postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to them. The completion and return of a form of proxy will not prevent you from attending and voting at the Annual General Meeting in person if you wish.

Recommendation

The Directors consider the above proposals to be in the best interests of the company and its shareholders as a whole and recommend shareholders to vote in favour of all the resolutions.

Yours faithfully



D. Gordon
Chairman

Notice of Meeting

Notice is hereby given that the Annual General Meeting of Liberty International PLC will be held at One Great George Street, Westminster, London SW1P 3AA, United Kingdom on 26 March 2003 at 11.30 a.m. (London time) for the following purposes:

Ordinary Business

1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2002.
2 To declare a final ordinary dividend of 12.5p per share.
3 To re-elect Mr D.A. Fischel as a Director (executive).
4 To re-elect Mr J.I. Saggers as a Director (executive).
5 To re-elect Mr R.W.T. Buchanan as a Director (non-executive).
6 To re-elect Mr G.J. Gordon as a Director (non-executive).
7 To re-elect Mr M. Rapp as a Director (non-executive).
8 To re-appoint PricewaterhouseCoopers LLP as Auditors of the company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the Directors.

Special Business

To consider and, if thought appropriate, to pass the following resolutions:

As an Ordinary Resolution:

9 THAT the Directors' Remuneration Report for the year ended 31 December 2002 be approved.

As an Ordinary Resolution:

10 THAT
(i) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for the period of five years from the date of the passing of this resolution, all the powers of the company to allot relevant securities up to an aggregate nominal amount of £52,096,428;
(ii) by such authority and power the Directors may during such period make offers or agreements which would or might require the making of allotments after the expiry of such period;
(iii) such authority and power shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto; and
(iv) for the purposes of this resolution, words and expressions defined in or for the purposes of the said section shall bear the same meanings herein.

As a Special Resolution:

11 THAT
(i) Pursuant to the resolution conferring authority under Section 80 of the Companies Act 1985 passed on the date hereof, the Directors be empowered to allot equity securities wholly for cash as if Section 89(1) of the said Act did not apply to any such allotment:
(a) in connection with a rights issue; and
(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount of £7,814,464;
(ii) by such authority and power the Directors may during such period make offers or agreements which would or might require the making of allotments after the expiry of such period; and
(iii) for the purposes of this resolution:

(a) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to:
   (i) holders on the register on a fixed record date of ordinary shares in proportion to their respective holdings; and
   (ii) holders on the register on a fixed date of other equity securities to the extent expressly required or (if considered appropriate by the Directors) permitted by the rights attached thereto,

   but subject in each case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(b) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(c) words and expressions defined in or for the purpose of Part IV of the said Act shall bear the same meanings herein.

As a Special Resolution:

12 THAT the company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 50p each in the capital of the company provided that:
   (i) the maximum number of shares which may be purchased is 31,257,857;
   (ii) the minimum price which may be paid for each share is 50p;
   (iii) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and
   (iv) this authority shall expire at the conclusion of the Annual General Meeting of the company to be held in 2004 or, if earlier, 26 June 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

As a Special Resolution:

13 THAT the amendments to the Articles of Association of the company as shown in a copy of the Articles of Association produced to the meeting and initialled for the purpose of identification by the Chairman be and are hereby approved.

By Order of the Board

Susan Folger
Company Secretary

25 February 2003

Notes:

A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the company.

The register of Directors' interests and transactions, and copies of all contracts of service between the company and its Directors, will be available for inspection from 30 minutes prior to the commencement of, and during the continuance of, the Annual General Meeting.

The company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the Register of Members of the company as at 6 p.m. on 24 March 2003 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. on 24 March 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Copies of the Articles of Association showing the proposed changes are available for inspection, as from the date of this Notice until the close of the Annual General Meeting, during business hours at the company's registered office and at the offices of Linklaters, the company's solicitors, at One Silk Street, London EC2Y 8HQ, United Kingdom and also at One Great George Street, Westminster, London SW1P 3AA, United Kingdom as from 11.00 a.m. on 26 March 2003 until the close of the Annual General Meeting.

Directors' biographies

David Fischel[ø]
Chief Executive Age 44
Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

John Saggers
Managing Director of Capital & Counties Age 56
Joined the group in 1973. Appointed an Executive Director of Capital & Counties in 1985 and Managing Director in 1994. Appointed an Executive Director of Liberty International in 1999.

Robin Buchanan[*†‡ø]
Age 50
Appointed a non-executive Director in 1997. UK Senior Partner and Director of Bain & Company Inc., the global strategy consultants.

Graeme Gordon
Age 39
Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

Michael Rapp[*†‡ø]
Age 67
Appointed a non-executive Director in 1986. A Director of Liberty Group Limited and formerly a Director of Standard Bank Group Limited.

* Member of the Audit Committee
† Member of the Remuneration Committee
‡ Member of the Nomination Committee
ø Member of the Chairman's Committee

Annual General Meeting location map



Charing Cross
Trafalgar
Square
Northumberland Avenue
Pall Mall
Car Park
Admiralty Arch
The Mall
Whitehall
Horse Guards Road
St James's Park
Downing Street
Parliament Street
Westminster
Victoria Embankment
One Great George Street
Great George St
Westminster Bridge
Birdcage Walk
Central Hall
Storey's Gate
Parliament Square
Broad Sanctuary
Houses of Parliament
Tothill Street
St James's Park
Westminster Abbey
Victoria Street
Great Smith Street
Car Park
Gt College St
Millbank
The Thames
Great Peter Street

One Great George Street

One Great George Street,
Westminster,
London SW1P 3AA,
United Kingdom
Tel: 020 7665 2323 Fax: 020 7976 0697

Liberty International PLC
Form of Proxy

For use at the Annual General Meeting of the company on 26 March 2003, by ordinary shareholders only.

I/We ....

PLEASE USE BLOCK LETTERS

a member/members of the above-named company hereby appoint the Chairman of the meeting (note 1)

....

as my/our proxy to vote for me/us and to act on my/our behalf at the Annual General Meeting of the company to be held on 26 March 2003 and at any adjournment thereof.

Please indicate with an "X" in the space below how you wish your vote to be cast (note 2).

Ordinary Business

	For	Against
1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2002		
2 To declare a final ordinary dividend of 12.5p per share		
3 To re-elect Mr D A Fischel as a Director (executive)		
4 To re-elect Mr J I Saggers as a Director (executive)		
5 To re-elect Mr R W T Buchanan as a Director (non-executive)		
6 To re-elect Mr G J Gordon as a Director (non-executive)		
7 To re-elect Mr M Rapp as a Director (non-executive)		
8 To re-appoint PricewaterhouseCoopers LLP as Auditors and to authorise the Directors to determine their remuneration		

Special Business

	For	Against
9 To approve the Directors' Remuneration Report (Ordinary Resolution)		
10 To authorise the Directors to allot the unissued share capital for a period of five years (Ordinary Resolution)		
11 To disapply the pre-emption provisions of Section 89(1) of the Companies Act 1985, to the extent specified (Special Resolution)		
12 To authorise the company to purchase its own shares (Special Resolution)		
13 To approve amendments to the Articles of Association (Special Resolution)		

Dated this .... day of 2003

Signature(s)..

Name and address..

PLEASE USE BLOCK LETTERS

....

Name(s) of joint holder(s) (if any)..

Notes:

1 A member is entitled to appoint a proxy of his own choice. If any other proxy is preferred strike out the reference to the "Chairman of the meeting" and insert the name of the proxy you wish to appoint and initial the alteration. A proxy need not be a member of the company.

2 Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote. The proxy will exercise his discretion as to how he votes or whether he abstains from voting:
2.1 on any resolution referred to above if no instruction is given in respect of that resolution; and
2.2 on any business or resolution considered at the meeting other than the resolutions referred to above.

3 If the member is a corporation this form must be executed under its common seal or under the hand of an attorney or a duly authorised officer of the corporation.

4 In the case of joint holders the signature of one will be sufficient but the names of all the joint holders should be stated. If more than one joint holder is present at the meeting either personally or by proxy the vote of the joint holder whose name stands first in the Register of Members shall be counted.

5 To be valid the instrument appointing a proxy (and where it is signed on behalf of the appointor by an attorney, the letter or power of attorney, or a duly certified copy thereof) must (failing previous registration with the company) be delivered at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars, Balfour House, 390-398 High Road, Ilford, Essex IG1 1BR. Shareholders registered on the South African section of the register should return the form of proxy to Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (Postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a CSDP or broker, in which case the proxy voting instruction is to be provided to them.

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Capita Registrars
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390-398 High Road
ILFORD
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LIBERTY
INTERNATIONAL

Liberty International PLC Corporate Social Responsibility Report 2002

107

Liberty International is the UK's third largest listed property company and a major FTSE-100 company

- Every year there are over 180 million shopper visits to our shopping centres
- Our property portfolio of £4.54 billion includes the 8 million sq. ft. UK shopping centre portfolio, valued at £3.64 billion and the 6.4 million sq. ft. office and retail portfolio, value £0.9 billion
- 9 completed shopping centres including 6 of the UK's top 15 centres
- The catchment areas of our shopping centres cover over one-third of the UK's population
- Our shopping centres provide employment for 33,000 people

Contents

Front cover: Bromley's historic Queens Garden was preserved and extended during the development of The Glades Shopping Centre. The Scheme also included a leisure centre and new flats (right) overlooking the garden.

Liberty International PLC
Vision and strategy



A responsible and forward looking approach to environmental issues has been an important factor in the Liberty International Group's successful track record in the UK property industry, where we have established an enviable reputation for the high standard of our products.

For over 30 years, we have specialised in regenerating redundant or derelict land, creating the highest quality regional shopping centres and other prime retail and commercial properties. Our real estate assets include landmark regional shopping centres such as Lakeside, Thurrock, MetroCentre, Gateshead and Braehead, Glasgow. The positive impact of our property developments on lifestyles in the United Kingdom is amply demonstrated by the 180 million customer visits each year to our UK regional shopping centres.

However, Liberty International is aware that shareholder, Government, and stakeholder expectations are constantly evolving. Our prime aim is to deliver long-term shareholder value and, in order to do so, we must take fully into account the opportunities and risks associated with a wide range of environmental issues which are assuming ever greater prominence in our affairs. How we manage our relationship with the environment and our stakeholders – the communities where we operate, our shoppers and occupiers and our employees – is vital to the long-term success of our business. These issues are now collectively termed our Corporate Social Responsibility (CSR).

Recognising this, we have taken the decision to publish for the first time, with our 2002 Annual Report, a separate report summarising our CSR policy and progress. We see our CSR reporting as an evolving process, which will be used as a tool to promote and drive CSR awareness and performance improvement across our organisation.

During the coming years, we aim to put in place additional management systems to further improve and refine our reporting on CSR issues and enable effective governance and monitoring of performance. To be successful, our CSR strategy must identify practical objectives and targets that are integrated with our overall business strategy.

We need no convincing that the creation of long-term shareholder value requires a strong commitment to high standards of Corporate Social Responsibility and their clear communication both internally and externally.

I hope you find this report informative. We would welcome any comment you may have.

David Fischel Chief Executive
February 2003

Profile



The Chimes Shopping Centre, Uxbridge.

Highlights from 2002 Accounts

- £215.9 million operating profit
- £103.8 million profit before tax
- 25.58p earnings per share before exceptionals
- £4.54 billion investment properties
- £2.68 billion shareholders' funds
- 862p net assets per share diluted

Please see our 2002 Annual Report for further economic indicators.

Liberty International at a glance

Capital Shopping Centres (CSC), the UK's leading shopping centre business, and Capital & Counties (C&C), a commercial and retail property investment and development company, are both wholly-owned subsidiaries of Liberty International. Key facets of the business are presented below.


Community involvement
Integrated transport facilities
Stakeholder communication
Reuse of brownfield land
Catchment area = one-third of the UK's population
813 staff across the UK
33,000 jobs in the shopping centres
180 million shopper visits a year
Efficient modern office space of the highest quality
Shopping centres designed to complement their location
LIBERTY
CSC
CAPITAL SHOPPING CENTRES
CAPITAL & COUNTIES

Scope of report

This report primarily covers our activities in the UK which represent 96 per cent of the group's assets. As our first report, it covers activities up to December 2002. In compiling this report, we have informally applied best practice guidance including that from the Global Reporting Initiative (GRI), Association of British Insurers (ABI), Department for the Environment, Food and Rural Affairs (DEFRA) and Business in the Environment (BiE).



12
11
10
9
8
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5
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6
3
2
1

Shopping Centre Locations

1 Lakeside, Thurrock
2 The Glades, Bromley
3 The Chimes, Uxbridge
4 The Harlequin, Watford
5 Westgate, Oxford*
6 Cardiff*
7 Chapelfield, Norwich*
8 Victoria Centre, Nottingham
9 The Potteries, Hanley, Stoke-on-Trent
10 MetroCentre, Gateshead
11 Eldon Square, Newcastle upon Tyne
12 Braehead, Glasgow

*Developments

Capital Shopping Centres

Capital Shopping Centres is the United Kingdom's leading shopping centre company. For over 30 years we have specialised in regenerating redundant and derelict land to create high quality regional shopping centres. Our shopping centres not only provide first class shopping facilities but also a range of leisure, residential and social facilities designed to respond to the needs of each area.

Key facts about CSC:

- 3 out-of-town and 6 in-town shopping centres
- 6 of the UK's top 15 centres
- 8 million sq. ft. of retail space
- UK's major retailers represented in our centres including M&S, John Lewis, House of Fraser, Debenhams, BhS and Next
- Total number of retail units: 1,417
- Over 180 million shopper visits per annum
- Catchment areas covering over one-third of the UK's population



King's Reach, London SE1.

Capital & Counties

Capital & Counties is our commercial property arm with a focus on office and retail properties in the UK and California. Our tenancies span a broad range of businesses from management consultancies and media businesses through to oil companies and foreign governments. Our retail holdings include prime shops in well-known London locations such as Covent Garden, Piccadilly and Regent Street.

Key facts about Capital & Counties:

- 2.7 million sq. ft. (42 per cent) of property leased for office based activities
- 3.7 million sq. ft. (58 per cent) of property leased for retail activities
- 809 occupiers

Capital & Counties property by location:

- Central London – 41 per cent
- M25 and the South-East – 20 per cent
- UK Cities – 18 per cent
- USA – 21 per cent

CSR policy

Liberty International is a major FTSE-100 property group owning Capital Shopping Centres, the UK's leading shopping centre business, and Capital & Counties, a commercial and retail property investment and development company. We are focussed on providing high standards of service to our shoppers and occupiers.

We have long recognised the mutual benefits of incorporating sustainability into our business. For Liberty International, Corporate Social Responsibility (CSR) is our contribution towards sustainable development by considering environment, social and stakeholder issues in formulating our business objectives. Land is a scarce resource and our skill is in continuing to develop and manage it in a sustainable manner to create maximum value for all our stakeholders.

We recognise our responsibility towards the environment and need to meet all legislative requirements. We aim to use natural resources both efficiently and effectively and to protect valuable habitats and ecosystems. Our strategy is to enhance the quality of life of those communities where we operate and where we are an employer. This means developing a constructive partnership approach with local, county and regional authorities, supporting where appropriate their sustainable development objectives and complying with or exceeding applicable regulations. We also aim to communicate with our suppliers of goods and services and to involve them in the understanding and implementation of this policy, working in partnership to deliver the highest standards.

In our dealings with customers – shoppers and occupiers – our policy is to provide high standards of service and safe environments in which to shop and work. We are committed to comply with employment laws and maintain a clean, safe and healthy working environment that provides appropriate benefits, training and personal development. We recognise equal opportunities and encourage an open culture and involvement of all employees.

Our primary driver is to meet shareholder needs and we aim regularly to communicate and report on our progress in an open and transparent way. We need to encourage understanding, support and participation from all our stakeholders in the value created by our approach to Corporate Social Responsibility (CSR). We intend to formalise appropriate governance processes to deliver our CSR objectives.

The Board of Liberty International PLC

February 2003

Objectives

For many years, environmental and community issues have been an integral part of our business.

During 2003, we will be working towards identifying performance indicators and formalising systems, stakeholder feedback and assurance processes to promote a framework whereby, during the next three years, the following objectives can be further enhanced or established.

Governance
To have a process in place to manage and monitor the progress of our CSR strategy

Communication and stakeholder engagement
To involve and engage all our stakeholders in a constructive manner

Customers – shoppers and occupiers
To sustain high standards of service that integrate CSR objectives

Community involvement
To continue to involve our communities and support their quality of life

Transport
To further encourage sustainable transport options at all sites where we operate

Energy, water and waste
To increase our energy efficiency and reduce the use of natural resources and the associated impacts

Sustainable design and development
To ensure that the design and development of all our buildings integrates appropriate sustainable development considerations

Regeneration of derelict and brownfield sites
To ensure the efficient use of land to support regeneration and economic growth

Human resources
To provide appropriate benefits, personal development and working conditions for all employees

Health and safety
To continue to ensure a safe and healthy working environment for all our employees, shoppers and occupiers

Supply chain
To work in partnership with suppliers of goods and services to understand and help implement CSR standards

Governance

Over the coming year we intend to agree a formal governance structure for CSR.

The CSR Policy set out on page 4 formalises existing practice across Liberty International. We have for many years included environmental and community issues in our business culture. The formulation of a policy is a key part of establishing a framework for CSR. This provides the foundation for taking these issues forward, not only ensuring compliance but also in demonstrating our commitment to stakeholders.

A director of Liberty International, Peter Badcock, has been appointed to co-ordinate the introduction of Governance processes and a framework relating to the objectives set out on page 5. We intend to agree a formal governance structure for CSR over the coming year. This will enable us to consider long-term targets, and review progress both at Board level and by those in the business who will be responsible for the delivery of objectives. The key CSR issues that need to be addressed are transport, energy, water and waste, design, regeneration through land use, health and safety, human resources and the supply of goods and services to us. Our shoppers, occupiers and local communities' interests are key factors in addressing these issues and our staff will be fully involved as important contributors.

Systems are already in place for Risk Management and Health and Safety. We have established a framework for managing risks under which individual business units identify and rank risks which the Board reviews and then determines appropriate action. A detailed review of risk management is contained under Corporate Governance (Internal Control) in the 2002 Annual Report. Details of our health and safety governance structure can be found on page 24 of this report.

We will evaluate whether there is a need to adopt formal management systems – for example ISO14001, the international standard for environmental management, or other assurance processes.

As a leader in the UK property industry, we support and contribute to the activities of a wide range of organisations:

- Association of Town Centre Management
  Promoting and addressing town centre management issues
- British Council for Offices
  A forum for research, discussion and debate
- British Council of Shopping Centres
  An industry body representing owners, building professionals and management
- British Property Federation
  The trade association of the property industry
- British Retail Consortium
  Provides a range of information, tools and standards to improve the performance of the retail industry
- Property Environment Group
  Assists environmental performance by provision of a range of information, tools, training and contacts
- Investment Property Forum
  Enhances the knowledge, understanding and efficiency of property as an investment


VESTRY
BURTON

Braehead Shopping Centre.

Communication and stakeholder engagement

Our key stakeholders are our shoppers, occupiers, local communities and staff.

This report will begin to help us reach a greater audience on our wider CSR issues. Over the next year we will continue our stakeholder communication programme and consider how we can measure and report on its effectiveness.

We support the UK Government's objectives for sustainable development and this is achieved by working in partnership with all our stakeholders, to understand their needs and expectations. We have long regarded our shoppers, occupiers, local communities and staff as key stakeholders and we have consultation programmes in place for communicating with them and our other stakeholders including partners, regulatory bodies and suppliers.

Customers – shoppers and occupiers
We undertake regular market research surveys and focus groups, talking to shoppers and retail occupiers. This as an important communication process and the findings are used to help us to provide a better service.

Communities
We consult with a wide variety of local stakeholders – local authorities, schools, and community groups. The formulation of a design for a scheme requires extensive consultation with the relevant planning authority and the local community as a whole.

In our shopping centres, our centre management teams maintain this close relationship on a daily basis. For our office developments, ongoing liaison and cooperation is dependent upon the nature of the scheme and stakeholder requirements.

We are strong supporters of Town Centre Management, contributing both financially and through active participation in steering groups. The overall aim of Town Centre Management is to ensure that, by working in partnership with the public, private and community sectors, the town centre remains viable, competitive and meets users' needs.

Staff
We keep our staff informed about the business through regular updates and presentations. We encourage feedback from them to enable us to run the business more effectively.

Please see pages 10, 12 and 22 for further details of these stakeholder groups.

The Chimes, Uxbridge

The Chimes is typical of the way in which, as responsible developers and managers, we involve our stakeholders in CSR issues at all stages. Our Centre Manager was appointed three years prior to opening to create a link between our organisation and local groups, the public and local authority. In addition, the main contractor appointed a Liaison Manager to solve any problems encountered by the public and neighbouring occupiers during the construction of this nine acre town centre scheme.

We formalised weekly meetings between the Liaison Manager and our Centre Manager. Liaison with stakeholders also involved additional meetings, contacts, telephone calls and emails to deal with customer related issues as they occurred. We instigated fortnightly meetings with The London Borough of Hillingdon, establishing strong contacts at senior levels, thereby ensuring early attention to potential difficulties and their swift resolution.

During the development process and beyond, we published Chimes newsletters, keeping residents up-to-date on development progress, key staff, lettings progress, and ultimately Centre opening. We also produced a roadshow that visited dozens of societies, clubs, groups, schools, colleges, Brunel University, business organisations and young people's groups, and we received invaluable input from attendees. The development was used as a case study for local school and college projects.


CSC
CAPITAL SHOPPING CENTRES PLC
lopment Progress

Public exhibition at Uxbridge.

Customers – shoppers and occupiers




SHOPMOBILITY
ENTRANCE

1 Piccadilly Arcade, London W1.
2 Award-winning customer toilets at Lakeside.
3 Shopmobility is one of the services available in the shopping centres.

The main CSR impacts of our operations are those associated with our shoppers and occupiers, both retail and office. These include transport to reach our properties, energy & water consumption, waste production and general impacts on the local community and economy.

An important focus of all our business activities is to ensure that our properties are healthy, attractive and aesthetically pleasing and provide a high quality environment in which to work and shop. For example, during 2002, we conducted an audit of each shopping centre to ensure that we comply with or exceed the requirements of the Disability Discrimination Act 1995 and we have commenced a rolling programme in our office buildings. We can confirm that no major works are required and that a programme is underway to address identified issues.

We do not have a direct impact upon our shopper and occupier CSR decision-making process, and consultation is therefore fundamental to our approach. We see our role as primarily to identify opportunities to work with others and we use a range of mechanisms to interact with our shoppers and occupiers in relation to CSR.

Shoppers

There are over 180 million shopper visits per year to our centres. We carry out shopper surveys and market research at each shopping centre as a way of understanding their needs. Information from the British Retail Consortium indicates that environmental issues are not a high priority when choosing where to shop. However, one of the areas where we can influence shoppers is by facilitating their use of public transport to travel to our centres (see Transport page 14).

Our shopping centres offer a wide range of facilities for the disabled – parking, lifts, ramps, disabled toilets and low-level phones. We also actively support Shopmobility. We provide premises and adjacent car parking for the Shopmobility centre within our car parks or contribute to local running costs, as appropriate.

Retailers

We have a total of around 1,417 retail units in our shopping centres and work with the occupiers to promote CSR best practice. We support the British Retail Consortium's strategy *"Towards Retail Sustainability"*. Many retailers have their own environment or community programmes and these offer an excellent opportunity for us to work together to enhance their effectiveness.

There are over 180 million customer visits each year to our shopping centres.

Office occupiers

Our 326 office occupiers in the UK span a broad range of businesses from management consultancies, media and oil to foreign governments. We aim to be a responsible landlord by responding to the needs of our office occupiers through the provision of high quality, cost-effective accommodation.

In our multi-let properties, we are able to offer occupiers an additional service through our specialist company, Capital Services, which provides a range of property related services to our occupiers who do not have dedicated facilities management teams. These services have been particularly well received by small and medium sized businesses in our multi-let properties in Central London.

Customer surveys and focus groups

Each shopping centre commissions an independent shopper survey at least once a year, carried out in the mall with a sample size of around 500. Typically, a survey will check demographics and visit patterns, mode of travel, reason for visiting, estimated spend, satisfaction with accessibility and facilities and may cover other topics such as alternative shopping destinations, leisure activities, Internet use and awareness of advertising.

The centres also conduct focus group meetings in the centre and local area to discuss relevant issues.

Some comments from 2002 Customer Focus Groups at Lakeside:

"I feel really safe at Lakeside, and I'm happy to come alone."

"I think the lighting could be improved."

CSC response:
Lakeside is now 12 years old and a major refurbishment programme is underway, which will include improvements to lighting.



Community involvement

We can be the catalyst for extensive community regeneration, by creating new amenities and local employment, both directly and indirectly through our occupiers. Our community activities are diverse and vary in accordance with local needs. The shopping centres, in particular, become focal points of community life, not only by the provision of shopping facilities but also of a range of residential or social facilities designed to respond to the specific needs of each area. Our office properties contribute to community life by providing high quality workplaces, well located and easy to manage.

Job creation and training

We have a role in building sustainable communities. One of the main effects of our business is the creation of jobs. Employment issues are considered at the planning stage of our development projects to ensure that we match anticipated staffing needs with the local available workforce. Some 33,000 people are employed in our shopping centres where we work with local training and recruitment agencies to provide the necessary support.

Braehead training and recruitment

Over three years prior to opening the Braehead Shopping Centre we established the *"Braehead Forum"*. This was a partnership between 16 different organisations from the public and private sectors, ranging from Marks & Spencer to Reid Kerr College. Traditional industries in the area had been mainly shipbuilding-related. The main aim of the Forum was to promote awareness of construction and retail jobs at Braehead and to fill the skills gap by providing training and establishing an on-site recruitment centre.

Initially, the scheme focussed on construction recruitment, which involved over 3,500 people 75 per cent of whom lived within a 25-mile radius of the site. Over 20 per cent of these jobs were filled directly through the on-site recruitment centre.

We then put in place a registration system for retail recruitment that led to over 13,000 registrations and 1,884 job placings, 85 per cent of the available advertised jobs.

The Employment Service (now known as JobCentre Plus) has a permanent presence in the mall (right). This is supported by training programmes and by Scottish Enterprise who employ a co-ordinator to link employment and training opportunities.



Pioneering Community Beat Managers at the MetroCentre

MetroCentre, Gateshead, is one of Europe's largest out-of-town shopping and leisure centres, attracting 25 million visitors a year, and employing more than 6,000 people.

MetroCentre was one of the first major shopping centres in Britain to enter into an agreement with its local police authority to finance a team of Community Beat Managers. Nine uniformed police officers have been selected and trained to adopt the role of "village bobby" within the Centre. Each officer has his or her own beat, with the aim of establishing a regular rapport with the retailers and shoppers to manage crime and disorder. Further initiatives include working with local schools to provide a discount card scheme for well behaved pupils, liaison with the Youth Offending Team to undertake supervised community service around the site, and the formation of partnerships with retail crime prevention organisations in Newcastle, Gateshead, Durham and Cleveland.

Since the scheme was launched in 2002

- car crime has reduced by 17 per cent.
- shop theft has decreased by 52 per cent.



Retail crime

Retail crime is a major issue for retailers and society. The British Retail Consortium estimates that in 2001 it cost the retail industry £1.8 billion and crime prevention an additional £600 million – a total of £2.4 billion.

We work closely with our retailers and the police, forming partnerships that address the challenging issue of retail crime.

Charitable giving

Our shopping centres play a significant role in supporting local causes. We encourage charities and community groups to use our spaces to reach large numbers of the general public. In 2002, 300 different causes collected over £250,000 in our shopping centres.

In addition, the company makes donations. In 2002 we donated £53,733 to charitable organisations, 70 per cent of which was given directly to local causes by the shopping centres. There were no contributions to political parties.

Our shopping centres provide employment for over 33,000 people.

Transport

All of our shopping centres are accessible by public transport.

We recognise that the most significant transport impacts of our business are those associated with our shoppers, retail staff who work at our shopping centres, and office occupiers commuting to our commercial properties. The most effective way of managing transport impacts is at the planning stage of development. Our aim is to ensure that people have an efficient journey to our properties and a practical choice of mode of transport. We work to improve bus routes to our properties and integrate with railways where practical. Cyclists are provided for, as appropriate, with dedicated parking.

The environmental and social aspects of travel

Travel is a part of modern life whether for work or leisure. Commuters and shoppers have the choice of travelling by train, bus, car, bicycle or on foot. Each of these has its own environmental and social impact. All forms of transport have CSR impacts: noise, air quality, carbon dioxide (CO_2) emissions or land use.

The UK Government, in its strategy for sustainable development, has identified the importance of providing a range of transport modes for commuters. Objective 11 "Road Traffic" aims to "improve the choice in transport; improve access to education, jobs, leisure and services; and reduce the need to travel".

Integrated transport at MetroCentre

MetroCentre has bus and train links designed into the scheme and 25 per cent of shoppers travel by public transport. These facilities are currently being extended and upgraded.

The existing bus station is being redeveloped to become a Public Transport Interchange, incorporating enclosed waiting areas with toilets and kiosks with direct access to buses. Lifts and escalators will connect the waiting area to the malls and, via an upgraded bridge link, to the railway station and coach park. The Interchange will be served by Centrelink, which, by way of a new road bridge, will provide a dedicated bus link direct to Gateshead town centre and beyond.

We are also supporting the introduction of a shuttle bus serving MetroCentre, Ikea and the adjoining MetroCentre Retail Park, making it possible for customers to visit the whole area easily without using a car. Facilities for cyclists will also be improved by the provision of cycle parking, with lockers and shower rooms.



1 Existing bus station. **2** Proposed public transport interchange.

Travelling to our shopping centres

Provision of car parking at our shopping centres is fundamental to meeting our customer needs of accessibility and convenience. In total we have 42,000 car-parking spaces at our nine shopping centres. All our centres are integrated with public transport and we recognise our role in promoting its use at both the in-town and out-of-town shopping centres (see table below). At Braehead, we have taken advantage of the waterfront location by promoting the introduction of a waterbus providing a direct connection between Glasgow city centre and Braehead.

Our shopping centres promote sustainable transport at several different levels:

- Liaison with public transport operators to improve the frequency, range of destinations and marketing of services.
- Provision of pubic transport information to shoppers and occupiers.



Braehead Riverbus.

Transport links to our shopping centres

	Lakeside	MetroCentre	Braehead	Harlequin	The Glades	The Chimes	Eldon Square	Victoria Centre	The Potteries
Bus station	✓	✓	✓				✓	✓	
Bus stops serving centre				✓	✓	✓	✓	✓	✓
Coach park	✓	✓	✓						✓
Train station within ten minutes	✓	✓		✓	✓	✓	✓	✓	
Taxi rank (adjacent)	✓		✓	✓	✓	✓	✓	✓	✓
Other transport		Shuttle bus	Riverbus						
Shoppers using public transport*	8%	25%	15%	18%	37%	29%	74%	61%	24%

*Figures from customer surveys.

Energy, water and waste

In the operation of our buildings the use and disposal of natural resources is a key issue and impact on our business.

Our main energy and water consumption is associated with heating and lighting, ventilation and toilets. We monitor the amount of energy and water used in the majority of our properties and over the coming year we will turn this into baseline data.

The majority of the waste that we handle is generated by the occupiers of our retail and office buildings. We will continue to work closely with them to understand how we can measure, monitor and reduce waste generation and increase the proportion recycled. We will work to advise our occupiers on ways in which they can help us to minimise waste.

Energy, water and waste consumption at the Potteries Centre, Hanley, Stoke-on-Trent

In 2002, an independent environmental audit was undertaken at the Potteries Shopping Centre. One of the aims of the audit was to compile data on consumption to help us understand how the centre's performance compared to industry benchmarks. The results of this audit indicated our usage is within DEFRA guidelines.

Energy*	
Gas consumption in 2001	1,000,000 KWh
Electricity consumption in 2001	3,000,000 KWh
Total energy consumption/m^2	**78 KWh**
†DEFRA "Envirowise" figure for an average shopping centre/m^2	**136-235 KWh**
Water*	
Water consumption in 2001 (m^3)	6,000
Number of shoppers in 2001	13,000,000
Total water consumption in litres/shopper	**0.5 litres**
†DEFRA "Envirowise" figure for an average shopping centre	**1 litre/shopper**
Waste*	
General waste produced per month	**78 tonnes**
†DEFRA "Envirowise" figure for general waste produced for an average shopping centre per month	**120 tonnes**

*Source: Casella Stanger Audit 2001
†DEFRA "Envirowise" figures 2000/01 (energy range dependent on fuel type and air conditioning)


DEBENHAMS

Nottingham District heating system

The Victoria Centre has actively participated in a local district heating scheme. This was established over 30 years ago and, through waste incineration, provides heat and electricity to nearly 5,000 homes, offices, two shopping centres including the Victoria Centre, a leisure centre and other industrial and commercial premises around Nottingham.

We have participated in this scheme since 1972, and all malls, managed areas and 50 per cent of our retail stores are heated in this way. Participating in the scheme has had environmental and cost benefits including:

- Heating costs reduced by approximately 40 per cent.
- Lower maintenance costs.
- 1,716 tonnes of waste incinerated in 2002.
- High efficiency energy with lower CO_2 emissions than conventional power.



Compactor at Victoria Centre.

We aim to improve energy and water efficiency, reduce waste and increase the proportion recycled.

The environmental impacts of energy, water and waste

Energy

The consumption of fossil fuels for energy supply has numerous local and global environmental impacts. These include depletion of finite natural resources, global climate change, local air pollution and water pollution from accidental spillage of oil, petrol and diesel. In 2001 the UK produced 154 million tonnes of CO_2. The UK government has committed to reducing CO_2 emissions to 20 per cent below 1990 levels by 2010.

Water

The maintenance of clean and safe water resources is essential for the production of food and provision of water supplies, as a habitat for wildlife and plant species and in providing areas of recreation and beauty.

Waste

Estimates from the Environment Agency indicate that 460 million tonnes of waste was disposed of in the UK in 2000 – of which the commercial sector contributed 6 per cent. Historically, around half of the UK's waste disposed of is sent to landfill and at a regional level there is increasing pressure on landfill sites. Environmental impacts associated with the disposal of waste include loss of natural resources and raw materials, transport impacts, loss of productive land for landfill space and air pollution from landfill gas.

Sustainable design and development

Our aim is to integrate the concept of sustainability into the design of our buildings.

Our aim is to integrate the concept of sustainability into the design of our buildings. This is one of the most significant areas where we are able to influence the environmental and social performance of our properties. We support the Government Planning Policy Guidance including:

- Sustain and enhance the vitality and viability of town centres
- Maintain an efficient, competitive and innovative retail sector
- Focus development in locations where the proximity of businesses
  - facilitates competition from which all consumers can benefit and
  - maximises the opportunity to use forms of transport other than the car
- Conserve the character and natural assets of the countryside
- Accommodate change while maintaining and enhancing the quality of the environment
- Safeguard the character of rural towns.

We promote designs that incorporate environmental best practice. In particular, we encourage our architects to be innovative in providing effective and lasting design solutions addressing relevant environmental best practice guidance. Our office developments are designed to achieve a BREEAM rating of "very good". We take into consideration whole life costs in relation to systems specified. In addition, materials are selected from sustainable sources where fit for their purpose and, where possible, readily available in the UK.

Our approach to building design is based upon meeting the needs of potential occupiers whilst taking into account the best of current practice, particularly seeking to ensure that buildings have flexibility to meet the changing demands of occupiers. We are an active member of the relevant industry bodies (see page 6) and we support the design approach advocated by guides, for example BCO Guide 2000 and DETR/CABE'S: By Design 2000.

BREEAM

BREEAM (Building Research Establishment's Environmental Assessment Method) was launched in 1990 and is a means of reviewing the environmental performance of buildings providing best practice guidance in environmental design.

BREEAM covers a range of building types (offices, homes and industrial units), which are assessed for their environmental performance in the following nine areas: Water, Energy, Ecology, Land use, Pollution, Management, Materials, Health and well-being and Transport.

Based on this information a set of weightings is applied to produce a single overall score. The building is then rated on a scale of Pass, Good, Very Good or Excellent.

Capital Park, Cambridge

This Private Finance Initiative (PFI) development involved the regeneration of brownfield land previously occupied as a hospital. It involved the retention and refurbishment of a range of impressive Victorian buildings, and the demolition of semi-industrial buildings. To date, two new office buildings have been constructed on site. The development of the Park involved extensive consultation with local interest groups and the Parish Council.

Initiatives implemented at Capital Park:

- Preservation of mature parkland with planting to minimise visual impacts.
- Planting of 8,000 new trees, 22,000 shrubs and 3,000 herbaceous plants.
- Ecological survey and management of the bat colony.
- Archaeological survey.
- Football pitches and social club made available to local community.
- Reuse of 12,000m³ of crushed concrete for site fill and 11,000 bricks for building extensions, and the general reuse of other demolition materials.
- Improvements in local transport infrastructure such as development of dedicated bus route and cycle facilities.





1 New office block. **2** Refurbished offices.

Understanding the environmental and social impacts of design

The design process provides an opportunity to address the impacts of construction and operation of buildings.

Design affects energy consumption by heating and ventilation systems, lighting, refrigeration and office equipment used by occupiers. The design also impacts on water consumption and waste produced.

The construction phase of a building can have environmental and social impacts in relation to waste, energy and water use, consumption of natural resources, and nuisance such as noise, dust and emissions to air. Social impacts include disruption to local community, employment and supply chain.

Regeneration of derelict and brownfield sites

Over 99 per cent of developments in our UK portfolio have been on brownfield land. This is integral to the way that we do business and create value. We specialise in developing efficient buildings of the highest quality from redundant land, creating new vibrant areas from underutilised sites. This helps to revive the economic vitality of these areas, providing opportunities for employment and bringing new amenities to previously derelict areas.

Regeneration through mixed-use developments

Our aim is to regenerate town centres through retail-led mixed development. For example, we have over 500 residential flats in our shopping centre developments and every shopping centre provides other facilities such as restaurants, markets, leisure centres and playgroups.

	Lakeside	MetroCentre	Braehead	Harlequin	The Glades	The Chimes	Eldon Square	Victoria Centre	The Potteries
Year opened	1990	1986	1999	1992	1991	2001	1976	1972	1988
Pre-development land use	Redundant quarry	Redundant power station	Redundant industrial area	Derelict and underused town centre sites	Derelict and underused town centre sites	Derelict and underused town centre sites	Derelict and underused town centre sites	Closed railway station	Derelict and underused town centre sites
Other uses	Cinema Lake Restaurants	Cinema Metroland Bowling Restaurants	Arena Ice Rink Curling Rink Restaurants Museum	Restaurants	Restaurants Leisure Centre Church	Cinema Restaurants	Restaurants Leisure Centre Local Authority Market	Restaurants Local Authority Market Health Club	Restaurants Local Authority Market
Number of shops	292	300	120	148	126	81	148	115	87
Offices (sq. ft.)			30,000	5,000			37,000	36,000	
Residential				7 flats	20 flats	31 flats	6 flats	464 flats	

Regeneration at Dolphin Park

This development of more than 70 acres involved the regeneration of two disused chalk quarries next to the M25, just north of the Dartford Crossing. The site had been used for tipping reject building blocks and pulverised fuel ash from a local power station.

600,000 cubic metres of material was excavated and used to re-grade and fill the site. In addition, a further 400,000 cubic metres of inert fill was imported to bring the site up to the required levels. New access roads and main drainage were constructed, including an amended highway junction and an offsite pumping station on the Mar Dyke. These works were all undertaken without disturbing an important geological SSSI located within the northern boundary of the site.

37 acres were sold on for a distribution centre for a major food retailer, with the balance of the land coming forward for development over the succeeding months. The scheme has proved a great success, with substantial regeneration of brownfield land suitably re-engineered to allow it to be brought back into use as a sustainable development.



Lakeside regeneration

The development of Lakeside Shopping Centre transformed a disused gravel pit into one of the country's top shopping centre destinations, visited by 24 million people a year.

The construction of the Centre involved the clearance of the 150-acre gravel pit site and the creation of the 20-acre lake that is now part of the Essex water supply system. A major investment in the exterior landscaping ensured that the area around the Centre was enhanced and brought into public use. 65,000 shrubs and trees were planted, specially chosen to grow in the chalky soil. There were also turfed and natural grass areas and wild flowers. Some 3,000 aquatic plants were established around the lake, which was stocked with fish. Two bird islands were created, which has led to a nesting population of waterfowl, and a nature walk has been established by the lake itself. It is a destination for fishermen and is also used for sailing, diving and other leisure activities.


1
2

1 Site at start of development. **2** Lakeside today.

Over 99% of developments in our UK portfolio have been on brownfield land.

Understanding the environment and social impacts of land use

Land use impacts of greenfield sites can include the alteration of hydraulic flows to waterways and groundwater resources, biodiversity and the potential loss of habitat for flora and fauna. However, if brownfield sites are selected, there can be potential for positive environmental and social impacts associated with regeneration such as rejuvenation of previously derelict land and creation of new spaces for people and potential new habitats for wildlife.

Human resources







The welfare of our employees is vital for the development and delivery of high quality services to our shoppers and occupiers. Throughout the Group, team working is pivotal to our success. We aim to provide staff with a stimulating and challenging environment in which to work. To achieve this we have adopted a multidisciplinary "team" approach to the management of each of our separate businesses.

Our policies

Our Human Resources (HR) policies are designed to recognise the value of our staff and reward them accordingly and to comply with employment legislation.

We actively encourage staff involvement and consultation and place emphasis on keeping employees informed of HR and other policies, company activities and financial performance. We disseminate this information through staff briefings, publications and corporate announcements.

Induction

All administrative and managerial employees are now provided with a comprehensive induction pack on joining the company (providing useful information on the business, policies and procedures) and they attend an induction day.

The induction commences with an introduction from the Group Chief Executive, followed by a brief presentation given by senior managers from each part of the group. Employees are then taken to see examples of our shopping centres and our commercial properties.

Other staff employed at our properties are provided with a comprehensive Employee Handbook on joining the company. The Employee Handbook provides complete information relating to company benefits, policies, procedures and codes of conduct. Appropriate induction is carried out locally by team leaders.

Equality and diversity

We operate a non-discriminatory employment policy and full and fair consideration is given to applications for employment from all parts of society. We believe that to get the best staff we need to recruit from the widest pool of applicants and that our workforce should reflect the rich diversity of our local communities and customers.

The gender mix throughout the group is 63 per cent male and 37 per cent female overall, with 73 per cent male and 27 per cent female at managerial level.

37% of our workforce is female – 27% at managerial level.



A flexible approach

We recognise that it is important to help our staff achieve a balance between their work and personal lives. In our shopping centres, longer opening hours and seven-day trading mean that we have to adopt a flexible approach to working to fit in with our customer needs. We are therefore able to provide some opportunities for part-time staff who may prefer to work at different times of day or at weekends.

Remuneration

We also recognise that in order to continue to recruit and retain the best people, the pay and benefits packages we offer must be competitive and aligned with market rates.

We provide a range of staff benefits including life insurance, pension benefits and bonuses. 63 per cent of staff currently participate in pension arrangements. The retention rate of our staff is over 80 per cent per annum.

Learning and development

We provide training for staff to help them perform their current roles more effectively and to provide skills to progress their professional and personal development. A system of appraisals is in place where training needs are formally identified annually. In 2002, there were some 1,465 staff training days. In addition, there are various other initiatives such as support for ongoing professional development.

Our HR policies cover the following

- Equal opportunities
- Grievance
- Time off for dependants
- Disclosure Act
- Working time and Maternity
- Disciplinary
- Parental leave
- Public Interest
- Data Protection

Health and safety

The health and safety (H&S) of our employees, occupiers and shoppers is paramount to our business and we are committed to delivering high health and safety standards across all aspects of our operations.

Our H&S policy is implemented through a H&S management system, which promotes a strong culture of safety-consciousness across the organisation. The structure is summarised in the diagram below.

Each H&S Committee is chaired by an Executive Director with representatives from various disciplines and levels of the business. The role of the committees is to review updates of new legislation, oversee H&S progress and review a full accident report. In addition, each shopping centre has its own H&S Forum. This demonstrates top-level commitment, with all significant H&S matters being reported to the Executive Board.


Liberty International Executive Board
Liberty International Health and Safety Committee meets every six months
Capital Shopping Centres Health and Safety Committee meets every four months
Capital & Counties Health and Safety Committee meets every six months
Health and Safety Forum at each Shopping Centre meets every four months

Victoria Centre

Two defibrillators were introduced at our Victoria Centre in March 2001.

Training was arranged through St John's Ambulance and consists of a four-hour initial session and a six-monthly two-hour refresher course. 18 staff are now fully trained in their use.

These defibrillators have played a major part in the resuscitation of heart attack victims. The swift action of one of our security officers in advance of the arrival of the Ambulance Service ensured the survival of a heart attack victim. The officer received a recognition award from St John's Ambulance and the publicity resulting from the campaign provided added impetus to the extension of this facility to other public buildings in the City.



Darren Uveges receiving his award.

Defibrillator training

Over 200 of our staff have been trained in the use of defibrillators across our shopping centres. These provide immediate resuscitation for heart attack victims.

MetroCentre

MetroCentre was chosen as one of the pilot sites by the Department of Health as part of their "Defibrillators in Public Places" initiative. We now have nine defibrillators at the Centre.

More than 130 centre and retail staff at MetroCentre are fully trained in defibrillator use.


DEFIBRILLATOR

Health Minister Yvette Cooper, National Heart Doctor, Dr. Roger Boyle and MetroCentre General Manager Ron Woodman at the launch of the "Defibrillators in Public Spaces" initiative.

Effective health and safety training has a key role in underpinning good safety performance. In addition to a statutory health and safety training, all staff are trained to a level appropriate to their role. We are in constant contact with members of the public and recognise it is our duty to do what we reasonably can to protect the health and safety of people while they are in our shopping centres.

Performance

Our employees work hard to keep our buildings as safe as possible but even so, accidents do occur. Every accident is recorded at the time and the Health and Safety Executive is notified of all reportable accidents, as required by legislation. These statistics cover both employees and non-employees and include the 180 million visitors to our shopping centres each year. Most accidents are not reportable but they are all analysed by cause, the most common of which are slips, trips and falls.

During 2002, we experienced 54 reportable accidents among our 180 million customer visits, and nine reportable accidents among our 813 staff. We believe that these low figures are encouraging but we continue to strive to improve these statistics.

National Britannia, our retained advisors on health and safety and who currently collate and process accident statistics on behalf of the Health and Safety Executive, report that *"the current level of accidents at the Liberty International UK shopping centres is lower than the average when compared to other companies in the same business sector".*

Supply chain


DEBENHAMS

1 Capital Court, Uxbridge.
2 Proposed New Red Mall, MetroCentre.

We are working to minimise any negative environmental or social impacts of the products and services we procure. Whilst to date it has not been our prime focus to seek to influence the behaviour of our suppliers, over the next three years, we will begin to address supply chain issues.

The supply chain impacts for our business occur in two areas of our operations, first during design and development (see Sustainable design and development page 18), and second in the procurement of the products and services that we require for the ongoing management and operation of our properties.

The procurement of these management products and services is currently based on "best value", focussing upon cost and quality. We incorporate environmental considerations, for example in relation to the use of energy efficient lighting, the purchase of environmentally friendly cleaning products and the use of recycled paper. At our Head Office we support the Green Procurement Guide for London.

The geographical spread of our operations means that suppliers are often local or regional, which, whilst supporting the local economy, can result in a variety of practices. Nonetheless, we aim to put in place a process that will allow us to understand further, and thereby influence, the supply chain impacts across our entire portfolio.

The main management services and products we procure are:

- Cleaning, including materials and toilet consumables
- Security
- Maintenance including lighting
- Waste management
- Landscaping
- Utilities (energy and water)
- Office supplies
- Building materials for maintenance and repair and fuel.

We are working to minimise any negative environmental or social impact of the products and services that we procure.

Environmental and social impacts of procurement

There is a wide range of direct and indirect environmental impacts associated with the manufacture of materials purchased by an organisation or used by its subcontractors.

- Raw materials used can cause depletion of natural resources.
- Energy for manufacturing processes can contribute to global warming.
- Emissions, effluent and solid waste can have impacts on air and water pollution and landfill.
- Transport of goods and raw materials (see transport section).

Procurement can also have social and economic impacts including fair trade, human rights and working conditions.



Casella Stanger is delighted to have been asked to comment on Liberty International's first CSR Report. We have advised on structure, content and text within the report by reviewing reporting best practice and identifying significant CSR issues and stakeholders appropriate to Liberty International. We have not audited nor verified any of the information contained within this report.

We are impressed that the company has been undertaking CSR initiatives as part of its normal business activities for many years, e.g. in relation to use of brownfield sites and urban regeneration, job creation and community initiatives. However, these have not previously been defined under the heading of CSR nor have these issues been formally captured or reported upon.

Liberty International's first CSR report reflects the initial stage of formalising CSR systems and data. Further stages will need to focus on CSR governance processes, benchmarking, stakeholder and assurance processes, to ensure the effective implementation of CSR policy and objectives. It is also important that the company seeks and responds to any feedback received to ensure that future reports meet stakeholders' needs and expectations.

We look forward to working with Liberty International as it develops its CSR reporting in future years.

Ken Smith
Director, Environmental Management,
Sustainability & Risk, Casella Stanger

Tracy Oates
Senior Consultant

Casella Stanger is one of the leading environmental and sustainable development consultancies in the UK. It has considerable experience in producing and verifying reports in a wide range of sectors. Please visit our website at www.casellagroup.com

Further information

We would welcome your feedback on this report.

Please send your comments to Margaret Harwood at Liberty International PLC, 40 Broadway, London SWIH OBT, or email margaret-harwood@lib-int.com

This report is also available as a pdf file on the Liberty International website – www.liberty-international.co.uk

Sources of additional information:

AccountAbility Standard AA1000
http://www.accountability.org.uk/default.asp

Association of British Insurers
http://www.abi.org.uk

Association of Chartered Certified Accountants
http://www.acca.co.uk

Association of Town Centre Management
http://www.atcm.org

British Council for Offices
http://www.bco.org.uk

British Council of Shopping Centres
http://www.bcsc.org.uk

British Property Federation
http://www.bpf.propertymall.com

British Retail Consortium
http://www.brc.org.uk

Business in the Community
http://www2.bitc.org.uk/index.html

Business in the Environment
http://www.business-in-environment.org.uk

Department of Trade and Industry Reporting Guidelines
http://www.defra.gov.uk/environment/envrp/index.htm

Environment Agency
http://www.environment-agency.gov.uk

Ethical Trading Initiative
http://www.ethicaltrade.org

FTSE4Good
http://www.ftse4good.co.uk/frm_home.asp

Global Reporting Initiative
http://www.globalreporting.org

Investment Property Forum
http://www.ipf.org.uk

Property Environment Group
http://www.pegonline.net/default.asp

Shopmobility
http://www.justmobility.co.uk/shop

This document is printed on Mega Matt, using a chlorine free process, produced from 50% pre and post consumer waste. Nordic Swan certified.

Designed and produced by Radley Yeldar

Glossary of terms

Association of British Insurers (ABI) An industry association which explores public policy and other issues relevant to the insurance industry. The ABI has published guidelines on implementing CSR.

Baseline Data A complete set of data that can be used as starting point in order to measure performance and develop improvement targets. For example in relation to energy and water consumption.

BCO Guide 2000 British Council for Offices – guidance for best practice in the specification of offices.

Brownfield land Land that has been previously used for development.

Business in the Environment The aim of Business in the Environment is to inspire businesses to work towards environmentally sustainable development as a strategic, mainstream business issue. The organisation publishes an Annual Index of Corporate Environmental Engagement which benchmarks FTSE-350 companies on the basis of environmental management.

CABE: The Commission for Architecture and the Built Environment whose overall aim is to revise the quality of the built environment through world class design.

Community Beat Managers Special officers put in place by the local police authority to work with the local community to improve community policing.

Corporate Social Responsibility (CSR) This concept considers many aspects of a company's performance and risks associated with issues such as employment, environment, human rights, communities and business relationships.

DEFRA: The UK Government Department for Environment, Food and Rural Affairs.

DETR: The former UK Government Department for Environment, Transport and the Regions.

Disability Discrimination Act An Act of Parliament put in place in 1995 which enforces the rights of and prevents discrimination against disabled people in areas of employment, access to goods, facilities and services and property.

Ecosystems The physical environment in which plants, animals and microbes live comprises an ecosystem.

Environment Agency (EA) The Environmental Agency in England and Wales (Scottish Environmental Protection Agency (SEPA) in Scotland) is responsible for regulating all aspects of the environment including water, air and waste pollution.

Global Climate Change Or "Global warming" – this is the increase in temperature of the earth's surface due to the build up of greenhouse gases, such as carbon dioxide, in the atmosphere that can affect climate patterns.

Global Reporting Initiative (GRI) The GRI is an international process whose mission it is to develop and disseminate globally applicable sustainability reporting guidelines for voluntary use by organisations for reporting the economic, environmental and social dimensions of their activities.

Greenfield land Land that has previously been undeveloped.

Green Procurement Guide for London A procurement guide aimed at stimulating a market for the purchase of recycled materials, signed by over 100 companies and councils in London.

Impacts Impacts that the company has in the operation of its business, for example in relation to environmental, social or economic issues. Such impacts may be direct or indirect (e.g. via customers or supply chain) and may be positive or negative.

ISO 14001 The international standard for environmental management that companies can use to demonstrate their environmental performance.

PFI Private Finance Initiative – the design, building, financing and operating of a public project by a private consortium. Contracts typically last for 25-30 years. PFI is presently one of the main ways of building new public sector buildings.

Regulatory Bodies These include environmental enforcement authorities and organisations such as the EA, SEPA, Sewerage Undertakers, English Nature, English Heritage, Local planning Authorities and Local Authority Environmental Health Department, etc.

RIDDOR The Reporting of Injuries, Diseases and Dangerous Occurrences Regulations.

Scottish Enterprise Scotland's main economic development agency, funded by the Scottish Executive.

Shareholders Individuals and organisations that own shares in Liberty International.

Shopmobility A registered charity providing wheelchairs to assist those with mobility problems to shop.

Shoppers and Occupiers Our customers – the tenants of our office, retail and shopping centres and their employees and visitors to our premises or those of our tenants.

SSSI: Site of Special Scientific Interest. This is any land designated of special interest by reason of its flora, fauna, geological or physiographical features by English Nature, Scottish Natural Heritage and/or The Countryside Commission for Wales.

Stakeholders Any person who is affected by, or has an effect upon an organisation. A stakeholder is also a person who perceives an effect as a result of an organisation's activities.

Youth Offending Team These have been appointed for each region in the UK by the Youth Justice Board to prevent offending by children and young people.


CSC
CAPITAL
SHOPPING CENTRES


CAPITAL &
COUNTIES

Members of the Liberty International Group

www.liberty-international.co.uk